UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For The Fiscal Year Ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For The Transition Period From To

Commission file number 001-34877

CoreSite Realty Corporation

(Exact name of registrant as specified in its charter)


13001354

Maryland (State or other jurisdiction of incorporation or organization)	**27-1925611** (I.R.S. Employer Identification No.)
1050 17th Street, Suite 800 Denver, CO (Address of principal executive offices)	**80265** (Zip Code)

(866) 777-2673
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Exchange On Which Registered
Common Stock, $0.01 par value per share	**New York Stock Exchange**
7.25% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulations S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of common equity held by non-affiliates of the registrant was approximately $360.9 million as of June 29, 2012, the last trading day of the registrant's most recently completed second fiscal quarter. For purposes of the foregoing calculation, all directors and executive officers of the registrant and holders of more than 5% of the registrant's common equity are assumed to be affiliates of the registrant. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 22, 2013, there were 21,202,610 shares of the registrant's Common Stock, $0.01 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be issued in conjunction with the registrant's 2013 Annual Meeting of Stockholders, which is expected to be filed not later than 120 days after the registrant's fiscal year ended December 31, 2012, are incorporated by reference in Part III of this report.

Table of Contents

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (this "Annual Report"), together with other statements and information publicly disseminated by our company contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"), namely Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the PSLRA and include this statement for purposes of complying with these safe harbor provisions.

In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "intends," "plans," "pro forma" or "anticipates" or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions. Such statements are subject to risks, uncertainties and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: (i) the geographic concentration of our data centers in certain markets and any adverse developments in local economic conditions or the demand for data center space in these markets; (ii) fluctuations in interest rates and increased operating costs; (iii) difficulties in identifying properties to acquire and completing acquisitions; (iv) the significant competition in our industry and an inability to lease vacant space, renew existing leases or release space as leases expire; (v) lack of sufficient customer demand to realize expected returns on our investments to expand our property portfolio; (vi) decreased revenue from costs and disruptions associated with any failure of our physical infrastructure or services; (vii) our ability to lease available space to existing or new customers; (viii) our failure to obtain necessary outside financing; (ix) our failure to qualify or maintain our status as a REIT; (x) financial market fluctuations; (xi) changes in real estate and zoning laws and increases in real property tax rates; (xii) delays or disruptions in third-party network connectivity; (xiii) service failures or price increases by third party power suppliers; (xiv) inability to renew net leases on the data center properties we lease; and (xv) other factors affecting the real estate industry generally.

In addition, important factors that could cause actual results to differ materially from the forward-looking statements include the risk factors in Item 1A. "Risk Factors" and elsewhere in this Annual Report. New risks and uncertainties arise from time to time, and we cannot predict those events or how they might affect us. We assume no obligation to update any forward-looking statements after the date of this Annual Report, except as required by applicable law. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

When we use the terms "we," "us," "our," "the Company" and "our company" in this Annual Report, we are referring to CoreSite Realty Corporation, a Maryland corporation, together with our consolidated subsidiaries, including CoreSite, L.P., a Delaware limited partnership of which we are the sole general partner and which we refer to as "our Operating Partnership."

PART I

ITEM 1. BUSINESS

The Company

CoreSite Realty Corporation provides data center solutions to more than 750 of the world's leading carriers and mobile operators, content and cloud providers, media and entertainment companies and global enterprises. Across 14 high-performance data center campuses in nine North America markets, CoreSite connects customers to help them grow their business, run performance-sensitive applications and secure their crucial data devices.

We formed CoreSite Realty Corporation as a Maryland corporation on February 17, 2010. While we initially elected to be treated as an S corporation for federal income tax purposes, we terminated our S corporation status shortly before completion of our initial public offering of common stock on September 23, 2010 (the "IPO"), thereby ending the S corporation tax year, and have elected to qualify as a real estate investment trust ("REIT") for federal income tax purposes commencing with our partial taxable year ending on December 31, 2010. We also conduct certain activities through our taxable REIT subsidiary ("TRS"), CoreSite Services, Inc., a Delaware corporation.

At December 31, 2012, we updated the nomenclature used to reference our property portfolio. The table below reconciles between the nomenclature used in previous filings with the nomenclature found in this Annual Report:

New Property Name	Previous Property Name
SV1	55 S. Market
SV2	1656 McCarthy
Santa Clara Campus	
—SV3	2901 Coronado
—SV4	2972 Stender
—SV5	2900 Stender
BO1	70 Innerbelt
NY1	32 Avenue of the Americas
VA1 & VA2	12100 Sunrise Valley
DC1	1275 K Street
CH1	427 S. LaSalle
One Wilshire Campus	
—LA1	One Wilshire
—LA2	900 N. Alameda
MI1	2115 NW 22nd Street
DE1	910 15th Street
DE2	639 E. 18th Avenue

Our Initial Public Offering and Formation

On September 28, 2010, we closed on our IPO and completed the following transactions:

- We issued 19,435,000 shares of our common stock in exchange for proceeds of $289.2 million, net of underwriter discounts and commissions of $21.8 million;
- As part of our formation transactions, our Operating Partnership acquired 100% of the ownership interests in the various entities that owned our "Predecessor," comprised of the real estate activities and interconnection services of four of our operating properties, SV2, NY1, VA1 and BO1, as well as the Santa Clara Campus, from certain real estate funds (the "Funds")

affiliated with The Carlyle Group ("Carlyle"), in exchange for 14,797,755 Operating Partnership units, or $236.8 million in value based on the $16.00 per share IPO price for our common stock;

- Our Operating Partnership also acquired 100% of the ownership interests in the entities that owned the "CoreSite Acquired Properties," comprised of the continuing real estate operations at SV1, LA1, LA2, DC1, CH1, MI1 and 1050 17th Street, a non-revenue generating property that we lease for our corporate headquarters, as well as CoreSite, LLC, our management company, from the Funds and their affiliates in exchange for 19,802,245 Operating Partnership units, or $316.8 million in value based on the $16.00 per share IPO price;
- Concurrently with the closing of the IPO, we used a portion of the cash proceeds from the IPO to purchase from the Funds and their affiliates 8,435,000 Operating Partnership units for an aggregate purchase price of $125.5 million; and
- We purchased an additional 11,000,000 newly issued Operating Partnership units from our Operating Partnership for a purchase price of $163.7 million.

Our Business

We are a fully integrated, self-administered, and self-managed real estate investment trust. Through our controlling interest in our Operating Partnership, we are engaged in the business of ownership, acquisition, construction and management of strategically located data centers in some of the largest and fastest growing data center markets in the United States, including Los Angeles, the San Francisco Bay and Northern Virginia areas (including Washington DC), Chicago, Boston, New York City, Miami and Denver.

Data centers are highly specialized and secure buildings that house networking, storage and communications technology infrastructure, including servers, storage devices, switches, routers and fiber optic transmission equipment. These buildings are designed to provide the power, cooling and network connectivity necessary to efficiently operate this mission-critical equipment. Data centers located at points where many communications networks converge can also function as interconnection hubs where customers are able to connect to multiple networks and exchange traffic with each other. Our data centers feature advanced efficient power, cooling and security systems, including twenty-four hours a day, seven days a week security staffing, and many are points of network interconnection that build the ecosystems our customers need to meet their own competitive challenges and business goals. We believe we have the flexibility and scalability to satisfy the full spectrum of our customers' growth requirements and corresponding data center needs by providing data center space ranging in size from an entire building or large dedicated suite to a cage or cabinet. We work with a broad and growing customer base of over 750 customers that we arrange into our five key verticals as follows: networks and mobility, cloud and IT service providers, digital content and multimedia, systems integrators and managed services providers and enterprise customers of all sizes with a variety of space, power and interconnection needs. We believe our operational flexibility allows us to effectively match our data center space to its optimal use, depending on customer demand, regional economies and property characteristics.

The first data center in our portfolio was purchased by our Predecessor in 2000 and since then we have continued to acquire, develop and operate these types of facilities. Our properties are self-managed, including with respect to construction project management in connection with our development initiatives. As of December 31, 2012, our property portfolio included 14 operating data center facilities and multiple development projects, which collectively comprise over 2.7 million net rentable square feet ("NRSF"), of which over 1.2 million NRSF is existing data center space.

2012 and Recent Developments

On February 7, 2012, we repaid a $25.0 million senior mortgage loan secured by CH1.

On April 19, 2012, we acquired a leasehold interest in DE1 and DE2 for $2.6 million, net of cash received, through the acquisition of Comfluent, a Denver, Colorado based data center operator.

On October 9, 2012, we exercised our two-year option extending the maturity date to October 9, 2014, on our $59.8 million mortgage loan secured by SV1.

On December 12, 2012, the Company issued 4,600,000 shares of 7.25% Series A Cumulative Redeemable Preferred Stock for total net proceeds, after underwriting discounts and offering expenses, of $110.6 million, including the proceeds from the exercise of the full underwriters' over-allotment option.

During the year ended December 31, 2012, we completed and placed into service 139,671 NRSF in our VA1, SV4, and CH1 properties. At December 31, 2012, we had 94,650 NRSF under construction with completion expected in 2013.

On January 3, 2013, we amended and restated our revolving credit facility, which among other things, extended the maturity date from December 2014 to January 2018 (including the one-year extension option), and increased our borrowing capacity under the credit facility from $225.0 million to $355.0 million. The new credit facility is unsecured, compared to the prior facility which was secured by five properties.

On February 7, 2013, we acquired a 283,000 square-foot building, which we refer to as NY2, on 10 acres of land in Secaucus, New Jersey. We expect to invest approximately $65.0 million in 2013 that includes acquiring the facility, developing the powered shell, and completing the initial phase of development, consisting of 65,000 NRSF.

Our Competitive Strengths

We believe the following key competitive strengths position us to efficiently scale our business, capitalize on the growing demand for data center space and interconnection services, and thereby grow our cash flow.

High Quality Data Center Portfolio. As of December 31, 2012, our property portfolio included 14 state-of-the-art data center facilities and multiple development projects. Our data centers feature advanced efficient power and cooling infrastructure to support our customers performance-sensitive applications with additional power capacity to support continued growth. Many of our data centers support interconnected communities of network and mobility services providers, cloud services providers, digital content organizations, systems integrators, managed service providers and enterprise customers that rely on interconnection and colocation. We believe these communities enhance our tenants' business operations, reduce operational risks and increase the attractiveness of our buildings. Many providers in our facilities can leverage our sites as revenue opportunities by offering their services directly to other customers within our data centers, while enterprises, can reduce their total cost of operations by directly connecting to service providers in the same data center in a cost effective manner.

Significant Network Density. Many of our data centers are points of dense network interconnection that provide our customers with valuable networking opportunities that help us retain existing customers and attract new ones. We believe that the extensive diverse network connectivity options at these data centers provide us with a significant competitive advantage because network-dense facilities offering high levels of connectivity typically take many years to establish. Our portfolio houses over 275 unique network service providers. To facilitate access to these networking opportunities, we provide services enabling interconnection among our data center customers, including private cross connections and publicly switched peering services. Currently, we manage over 15,000 interconnections across our portfolio.

We own and operate the Any2 Internet Exchange, which is the largest internet exchange on the west coast with over 250 members. We provide direct access to Any2 switches from each of our data centers, with regional exchanges accessible in California and the Northeast (Boston, New York, Washington DC). Multiple switches feature a dual core set-up for increased reliability and improved network recovery.

Expansion Capability. By leasing readily available data center space and expanding our operating data center space, we anticipate that we will be able to meet the growing demand from our existing and prospective customers. At December 31, 2012, our data center facilities have approximately 278,120 NRSF of space readily available for lease. Including NY2, which was acquired February 7, 2013 and our portfolio at December 31, 2012, we have the ability to expand our operating data center square footage by approximately 99.7%, or approximately 1.2 million NRSF, through the development of (1) 94,650 NRSF space under construction as of December 31, 2012, (2) 216,250 NRSF planned to commence development during 2013 at NY2 and on land that we currently own at VA2 and our Santa Clara Campus, and 3) 894,286 NRSF at multiple facilities, as shown in the development table on page 9, that may be developed over time based on market supply, demand and our financial capabilities.

Facilities in Key Markets. Our portfolio is concentrated in some of the largest and most important U.S. metropolitan markets and we expect to continue benefitting from this proximity as customers seek new, high-quality data center space and interconnections within our markets, which are many of the key North American network, financial, cloud and commercial hubs. Our data centers are located in Los Angeles, the San Francisco Bay and Northern Virginia areas (including Washington DC), Chicago, Boston, New York City, Miami and Denver. These locations offer access to the abundant power required to effectively run the facilities. Many of our facilities are also situated in close proximity to a concentration of key businesses and corporations, driving demand for our data center space and interconnection services, which help these organizations to reach their potential customers, enabling them to meet their short- and long-term business goals.

Flexibility and Scalability. We believe our ability to be both flexible and scalable is a key differentiator for our company. We offer many space, power, and interconnection options that allow customers to select the options that meet their needs. We believe that many of our customers have chosen us because we offer space and power flexibility and numerous interconnection services to accommodate their growth. We have a compelling combination of presence in most of the top data center hubs with ability to meet customers' growing capacity requirements within those markets. We offer diverse connectivity options throughout all of the data center campuses in our portfolio, and a healthy and growing community of network and mobility, cloud and IT service providers selling value added services. Also, we lease space to enterprises across multiple sub-verticals like financial, healthcare, legal, manufacturing, and government, who want to securely and cost-effectively buy these services as needed.

Diversified Customer Base. We have a diverse, global customer base of over 750 customers, which we believe is a reflection of our strong reputation and proven track record, as well as our customers' trust in our ability to house their mission-critical applications and vital communications technology and the flexibility and scalability to meet their unique needs. As of December 31, 2012, one customer represented 7.9% of our annualized rent and our top ten customers represented 31.9% of our annualized rent. We group our customers into vertical market segments, referred to as verticals, with similar businesses that have specific and specialized needs. Our diverse customer base spans many industries and includes the following five verticals:

- Networks and Mobility: domestic and international telecommunications carriers, ISPs (Internet Service Providers) and CDNs (Content Delivery Networks)
- Digital Content and Multimedia
- Cloud and IT Service Providers
- Systems Integrators and Managed Services Providers
- Enterprises: financial, healthcare, educational institutions, government agencies, manufacturing, and professional services

Experienced Management Team. Our management team has significant experience in the real estate and communications industry, specifically the colocation and data center market. Notably, our Chief Executive Officer has over 24 years of experience in the acquisition, financing and operation of commercial real estate, which includes over 13 years in the data center industry and eight years at publicly traded REITs. Additionally, our Chief Financial Officer has approximately 25 years of financial experience, including five years with a publicly traded REIT where he served as Managing Director and Chief Accounting Officer and 18 years in public accounting with significant history as a partner with KPMG and Arthur Andersen, where he served as the Partner in charge of the real estate and financial services practices in Denver, Colorado. Our Chief Operating Officer and our Senior Vice President of Sales each bring over 25 years of successful go-to-market strategy development and tactical execution within the communications industry and specifically within the data center sector. Also, our General Counsel has over 13 years of experience, including seven years with a publicly traded REIT and three years in private practice in the communications industry.

Balance Sheet Positioned to Fund Continued Growth. As of December 31, 2012, we had approximately $174.8 million of total long-term debt and preferred stock equal to approximately 18.4% of the undepreciated book value of our total assets and we had $8.1 million of cash available on our balance sheet. Upon amending and restating our credit facility, we had the ability to borrow $355.0 million, subject to satisfying certain financial covenants which we currently meet. We believe this available capital will be sufficient to fund our general corporate needs, including the completion of 94,650 NRSF of data center space under construction as of December 31, 2012, and the development of an additional 216,250 NRSF of space prior to December 31, 2013.

Business and Growth Strategies

Our business objective is to continue growing our position as a provider of strategically located data center space in North America. The key elements of our strategy are as follows:

Increase Cash Flow of In-Place Data Center Space. We actively manage and lease our properties to increase cash flow by:

- *Increasing Interconnection in our Facilities.* During the year ended December 31, 2012, we increased our customer count to over 750 customers compared to approximately 700 customers as of December 31, 2011, an increase of approximately 7%. As more customers locate in our facilities, it benefits their business partners and customers to colocate with CoreSite in order to gain the full economic and performance benefits of our interconnection services. This ecosystem of customers continues to drive new and existing customer growth, and in turn, increases the volume of interconnection services and the number of value-add power services such as breakered AC and DC primary and redundant power.

- *Leasing of Available Space.* We have the ability to increase both our revenue and our revenue per square foot by leasing additional space, power and interconnection services to new and existing data center customers. As of December 31, 2012, substantially all of our data center facilities had space and power available to offer our customers the ability to increase their square footage under lease as well as the amount of power they use per square foot. In total, our existing data center facilities have 278,120 NRSF of space currently available for lease. We believe this space, together with available power, enables us to generate incremental revenue within our existing data center footprint.

Capitalize on Embedded Expansion Opportunities. Including the space currently under construction or in preconstruction at December 31, 2012, vacant space and land targeted for future development and NY2, which was acquired February 7, 2013, we own land and buildings sufficient to develop approximately 1.2 million square feet of data center space. Our development opportunities include ground-up construction on vacant parcels of land that we currently own and leveraging existing in-place infrastructure and entitlements in currently operating properties or campuses. In many cases we are able to strategically deploy capital by developing space in incremental phases to meet customer demand.

As of December 31, 2012, the largest projects in our development portfolio included 198,000 NRSF at VA2 and 305,987 NRSF at the Santa Clara Campus, a 15.75-acre property housing seven buildings in Santa Clara, California. The Santa Clara Campus currently includes:

- SV3, a 50,000 NRSF fully leased data center,
- SV4, a 101,000 NRSF data center of which 69,503 NRSF was completed as of December 31, 2012, and 31,497 NRSF which was under construction as of December 31, 2012, with an anticipated completion date in first quarter of 2013;
- SV5, a 101,250 NRSF development project that is expected to commence in the first quarter 2013; and
- a 9.1 acre development site with five buildings consisting of 173,240 NRSF of entitled data center space which we plan to develop in 2014 and beyond based upon market supply and demand. In addition, we have approximately 71,000 NRSF of office and light-industrial space in our operating portfolio which we may develop into data center space. This development site currently provides us with the ability to develop additional data center space in one of the fastest growing and most important data center markets in North America.

Following our acquisition of NY2 on February 7, 2013, we added 283,000 NRSF to our development portfolio, relating to the development of NY2.

The following table summarizes the development opportunities throughout our portfolio, each as of December 31, 2012, with the exception of NY2, which was acquired February 7, 2013.

Development Opportunities (in NRSF)

Facilities	Under Construction(1)	Near-Term(2)	Long-Term(3)	Total
Los Angeles				
One Wilshire Campus				
LA1	—	—	7,309	7,309
LA2	19,250	—	246,933	266,183
San Francisco Bay				—
Santa Clara Campus(4)	31,497	101,250	173,240	305,987
Northern Virginia				—
VA2(5)	—	50,000	148,000	198,000
Boston				—
BO1	23,663	—	87,650	111,313
Chicago				—
CH1	20,240	—	—	20,240
New York				
NY2(6)	—	65,000	218,000	283,000
Miami				
MI1	—	—	13,154	13,154
Total Facilities	**94,650**	**216,250**	**894,286**	**1,205,186**

(1) Reflects NRSF at a facility for which the initiation of substantial development activities to prepare the property for its intended use has commenced prior to December 31, 2012.

(2) Reflects NRSF at a facility for which the initiation of substantial development activities to prepare the property for its intended use is planned to commence after December 31, 2012, but prior to December 31, 2013.

(3) The long-term NRSF shown is our current estimate based on engineering drawings and required support space and is subject to change based on final demising of the space.

(4) We plan and are entitled to develop approximately 306,000 NRSF of data center space at this campus. Incremental to the 306,000 NRSF, we have approximately 71,000 NRSF of office and light-industrial space in our operating portfolio which we may develop into data center space and we plan to develop an additional 116,000 NRSF of data center space at this campus upon our receipt of the necessary entitlement.

(5) We plan and are entitled to develop approximately 198,000 NRSF, comprised of data center, supporting infrastructure and general building support space, which is in addition to the leased and vacant NRSF existing at the property. We expect 50,000 NRSF to commence development after December 31, 2012, but prior to December 31, 2013.

(6) We plan to develop approximately 283,000 of data center space at this property, of which 65,000 NRSF will commence development after December 31, 2012, but prior to December 31, 2013.

Selectively Pursue Acquisition and Development Opportunities in New and Existing Markets. We opportunistically evaluate opportunities to acquire or develop data center space with abundant power and/or dense points of interconnection in key markets that will expand our customer base and broaden our geographic footprint. Such acquisitions may entail subsequent development which requires significant capital expenditures. We will also continue to implement the "hub-and-spoke strategy" that we have successfully deployed in our three largest markets, namely the Los Angeles, San Francisco Bay and Northern Virginia markets. In these markets, we have extended our data center footprint by connecting our newer facilities, the spokes, to our established data centers, our hubs, which allows our customers leasing space at the spokes to leverage the significant interconnection capabilities of our hubs. In order to deploy our "hub-and-spoke strategy," we typically rely on third-party providers of network connectivity to establish highly reliable network connectivity within and between certain of our data centers.

Leverage Existing Customer Relationships and Reach New Customers. Our strong customer and industry relationships, combined with our national footprint and sales force, afford us insight into the size, timing and location of customers' planned growth. We have historically been successful in leveraging this market visibility to expand our footprint and customer base in existing and new markets. We intend to continue to strengthen and expand our relationships with existing customers and to further grow and diversify our customer base by targeting growing customers and segments, such as domestic and international telecommunications carriers, content and media entertainment providers, cloud providers, enterprise customers, financial and educational institutions and government agencies.

Our Portfolio

As of December 31, 2012, including NY2, acquired on February 7, 2013, our property portfolio included 14 operating data center facilities and multiple development sites. Our operating portfolio and development sites collectively comprise over 2.7 million NRSF, of which approximately 1.2 million NRSF is existing data center space. Our operating properties include approximately 358,929 NRSF of space readily available for lease, of which 278,120 NRSF is available for lease as data center space. Including the space currently under construction or in preconstruction at December 31, 2012, vacant space and land targeted for future development and NY2, we own land and buildings sufficient to develop approximately 1.2 million square feet of incremental data center space. We expect that this development potential plus any potential expansion into new markets will enable us to accommodate existing and future customer demand and position us to significantly increase our cash flows. We intend to pursue development projects and expansion into new markets when we believe those opportunities support the additional supply in those markets.

The following table provides an overview of our new and expansion data center leasing activity (in NRSF) during the year ended December 31, 2012:

	Three Months Ended:			
	December 31, 2012	**September 30, 2012**	**June 30, 2012**	**March 31, 2012**
New and expansion leases signed but not yet commenced at beginning of period	12,941	41,545	32,436	25,571
Adjustments(1)	544	—	—	—
New and expansion leases signed during the period(2)	156,704	11,387	26,290	37,563
New and expansion leases signed during the period which have commenced	(14,414)	(5,699)	(8,157)	(15,195)
New and expansion leases signed in previous periods which commenced during period	(6,958)	(34,292)	(9,024)	(15,503)
Total leases signed but not yet commenced at end of period	**148,817**	**12,941**	**41,545**	**32,436**

(1) Adjustment due to a change in the factor used to allocate support space to reflect the current build-out of certain properties. The adjustment does not alter the contractual rent we expect to receive under the affected leases.

(2) During the three months ended December 31, 2012, we signed a 101,250 NRSF built-to-suit powered shell lease which we expect to commence in the second half of 2013.

The following table provides an overview of our properties, each as of December 31, 2012, with the exception of NY2, which was acquired February 7, 2013.

		Operating Portfolio (in NRSF)							
		Operating(1)							
		Data Center(2)		Office and Light-Industrial(3)		Total		Development(7)	
Market/Facilities	Annualized Rent ($000)(4)	Total	Percent Leased(5)	Total	Percent Leased(5)	Total(6)	Percent Leased(5)	Total	Total Portfolio
Los Angeles One Wilshire Campus									
LA1*	$ 24,403	150,278	76.7%	7,500	45.5%	157,778	75.2%	7,309	165,087
LA2	12,327	159,617	75.3	8,360	33.7	167,977	73.3	266,183	434,160
Los Angeles Total	**36,730**	**309,895**	**76.0**	**15,860**	**39.3**	**325,755**	**74.2**	**273,492**	**599,247**
San Francisco Bay									
SV1	11,277	84,045	88.4	206,255	80.2	290,300	82.6	—	290,300
SV2	5,968	76,676	66.4	—	—	76,676	66.4	—	76,676
Santa Clara Campus	15,735	119,067	68.4	71,196	91.7	190,263	77.1	305,987	496,250
San Francisco Bay Total	**32,980**	**279,788**	**79.5**	**277,451**	**83.2**	**557,239**	**78.5**	**305,987**	**863,226**
Northern Virginia									
VA1	20,888	201,719	72.4	61,050	76.4	262,769	73.3	—	262,769
VA2	—	—	—	—	—	—	—	198,000	198,000
DC1*	2,028	22,137	74.8	—	—	22,137	74.8	—	22,137
Northern Virginia Total	**22,916**	**223,856**	**72.6**	**61,050**	**76.4**	**284,906**	**73.4**	**198,000**	**482,906**
Boston									
BO1	9,955	148,795	92.5	13,063	39.3	161,858	88.2	111,313	273,171
Chicago									
CH1	9,834	158,167	82.5	4,946	56.9	163,113	81.7	20,240	183,353
New York									
NY1*	5,088	48,404	69.1	—	—	48,404	69.1	—	48,404
NY2	—	—	—	—	—	—	—	283,000	283,000
New York Total	**5,088**	**48,404**	**69.1**	**—**	**—**	**48,404**	**69.1**	**283,000**	**331,404**
Miami									
MI1	1,724	30,176	56.3	1,934	100.0	32,110	58.9	13,154	45,264
Denver									
DE1*	766	4,144	93.4	—	—	4,144	93.4	—	4,144
DE2*	172	5,140	61.3	—	—	5,140	61.3	—	5,140
Denver Total	**938**	**9,284**	**75.7**	**—**	**—**	**9,284**	**75.7**	**—**	**9,284**
Total Facilities	**$120,165**	**1,208,365**	**77.0%**	**374,304**	**78.4%**	**1,582,669**	**77.3%**	**1,205,186**	**2,787,855**

* Indicates properties in which we hold a leasehold interest.

(1) Represents the square feet at each building under lease as specified in existing customer lease agreements plus management's estimate of space available for lease to customers based on engineers' drawings and other factors, including required data center support space (such as mechanical, telecommunications and utility rooms) and building common areas. Total NRSF at a given facility includes the total operating NRSF and total development NRSF, but excludes our office space at a facility and our corporate headquarters.

(2) Represents the NRSF at each operating facility that is currently leased or readily available for lease as data center space. Both leased and available data center NRSF includes a factor to account for a customer's proportionate share of the required data center support space (such as the mechanical, telecommunications and utility rooms) and building common areas, which may be updated on a periodic basis to reflect the most current build-out of our properties.

(3) Represents the NRSF at each operating facility that is currently leased or readily available for lease as space other than data center space, which is typically space offered for office or light-industrial uses.

(4) Represents the monthly contractual rent under existing customer leases as of December 31, 2012, multiplied by 12. This amount reflects total annualized base rent before any one-time or non-recurring rent abatements and it excludes operating expense reimbursement, power revenue and interconnection revenue.

(5) Includes customer leases that have commenced as of December 31, 2012. The percent leased is determined based on leased square feet as a proportion of total operating NRSF. The percent leased for data center space, office and light industrial space, and space in total would have been 81.3%, 78.8%, and 80.8%, respectively, if all leases signed in current and prior periods had commenced.

(6) Represents the NRSF at an operating facility currently leased or readily available for lease. This excludes existing vacant space held for development.

(7) Represents vacant space and entitled land in our portfolio that require significant capital investment in order to develop into data center facilities. Includes NRSF under construction for which substantial activities are ongoing to prepare the property for its intended use following development. Total development NRSF and total operating NRSF represent the total NRSF at a given facility.

The following table shows the December 31, 2012 operating statistics for space that was leased and available to be leased as of December 31, 2010, at each of our properties, and excludes space for which development was completed and became available to be leased after December 31, 2010 (the December 31, 2010, same store pool). For comparison purposes, the operating activity totals as of December 31, 2011, and 2010, for this space are provided at the bottom of this table.

		Same Store Property Portfolio (in NRSF)					
		Data Center		Office and Light-Industrial		Total	
Market/Facilities	Annualized Rent ($000)	Total	Percent Leased	Total	Percent Leased	Total	Percent Leased
Los Angeles							
LA1*	$ 24,403	150,278	76.7%	7,500	45.5%	157,778	75.2%
LA2	11,911	149,473	76.9	8,360	33.7	157,833	74.7
Los Angeles Total	**36,314**	**299,751**	**76.8**	**15,860**	**39.3**	**315,611**	**74.9**
San Francisco Bay							
SV1	11,277	84,045	88.4	206,255	80.2	290,300	82.6
SV2	5,968	76,676	66.4	—	—	76,676	66.4
Santa Clara Campus	9,732	50,000	100.0	34,000	82.5	84,000	92.9
San Francisco Bay Total	**26,977**	**210,721**	**83.2**	**240,255**	**80.5**	**450,976**	**81.8**
Northern Virginia							
VA1	14,618	116,499	96.5	61,050	76.4	177,549	89.6
DC1*	2,028	22,137	74.8	—	—	22,137	74.8
Northern Virginia Total	**16,646**	**138,636**	**93.0**	**61,050**	**76.4**	**199,686**	**88.0**
Boston							
BO1	9,569	133,646	99.1	13,063	39.3	146,709	93.7
Chicago							
CH1	9,608	128,906	97.4	—	—	128,906	97.4
New York							
NY1*	5,088	48,404	69.1	—	—	48,404	69.1
Miami							
MI1	1,724	30,176	56.3	1,934	100.0	32,110	58.9
Total Facilities at December 31, 2012(1)	**$105,926**	**990,240**	**85.1%**	**332,162**	**76.3%**	**1,322,402**	**82.9%**
Total Facilities at December 31, 2011	**$101,084**		**85.6%**		**79.9%**		**83.9%**
Total Facilities at December 31, 2010	**$ 89,364**		**80.5%**		**76.5%**		**79.4%**

* Indicates properties in which we hold a leasehold interest.

(1) The percent leased for data center space, office and light industrial space, and space in total would have been 85.5%, 76.4%, and 83.2%, respectively, if all leases signed in current and prior periods had commenced.

Development Capital Expenditures

During the year ended December 31, 2012, we incurred approximately $88.0 million on development projects. Of the total $88.0 million spent during 2012, approximately $27.9 million related to the development of the Santa Clara Campus. During 2012, we placed three computer rooms into service at SV4, which increased our operating data center space by 50,951 NRSF. We estimate the remaining computer rooms at SV4 totaling 31,497 NRSF will be completed during the first quarter of 2013.

We spent approximately $18.1 million on our development project at CH1. At CH1, we placed one computer room into service, which increased our operating data center space by 29,261 NRSF. The remaining 20,240 NRSF is scheduled to be completed in 2013.

Also during 2012, we spent $9.5 million related to development at LA2. The remaining $32.5 million spent during 2012 on development projects primarily related to the construction of computer rooms and tenant improvements across several of our properties.

Customer Diversification

As of December 31, 2012, our portfolio was leased to over 750 customers, many of which are nationally recognized firms. The following table sets forth information regarding the ten largest customers in our portfolio based on annualized rent as of December 31, 2012:

	Industry	CoreSite Vertical	Number of Locations	Total Leased NRSF(1)	Percentage of Total Operating NRSF(2)	Annualized Rent ($000)(3)	Percentage of Annualized Rent(4)	Weighted Average Remaining Lease Term in Months(5)
1	Technology	Digital Content & Multimedia	2	50,625	3.2%	$ 9,461	7.9%	46
2	Technology	Systems Integrators & Managed Services Providers	3	52,902	3.3	6,362	5.3	56
3	Technology	Digital Content & Multimedia	7	38,992	2.5	4,526	3.8	11
4	Government*(6)	Enterprises	1	141,774	9.0	4,011	3.3	22
5	Technology	Cloud & IT Service Providers	1	26,842	1.7	3,494	2.9	64
6	Technology	Systems Integrators & Managed Services Providers	1	6,034	0.4	2,495	2.1	25
7	Government	Enterprises	2	16,266	1.0	2,271	1.9	21
8	Telecommunications . .	Network & Mobility	3	18,562	1.2	1,943	1.6	82
9	Technology	Cloud & IT Service Providers	3	9,719	0.6	1,883	1.6	8
10	Financial	Enterprises	2	11,670	0.7	1,856	1.5	26
	Total/Weighted Average			373,386	23.6%	$38,302	31.9%	39

* Denotes customer using space for general office purposes.

(1) Total leased NRSF is determined based on contractually leased square feet for leases that have commenced on or before December 31, 2012. We calculate occupancy based on factors in addition to contractually leased square feet, including required data center support space (such as the mechanical, telecommunications and utility rooms) and building common areas.

(2) Represents the customer's total leased square feet divided by the total operating NRSF in the portfolio which, as of December 31, 2012, consisted of 1,582,669 NRSF.

(3) Represents the monthly contractual rent under existing customer leases as of December 31, 2012, multiplied by 12. This amount reflects total annualized base rent before any one-time or non-recurring rent abatements and excludes operating expense reimbursement, power revenue and interconnection revenue.

(4) Represents the customer's total annualized rent divided by the total annualized rent in the portfolio as of December 31, 2012, which was approximately $120.2 million.

(5) Weighted average based on percentage of total annualized rent expiring calculated as of December 31, 2012.

(6) The data presented represents an interim office space lease in place that expires in May 2014. Upon expiration of the interim lease and the substantial completion of building improvements by us, a new lease that has already been executed by both parties will commence. That lease includes 119,729 NRSF with a ten-year term and a termination option at the end of year eight.

Lease Distribution

The following table sets forth information relating to the distribution of leases in the properties in our portfolio, based on NRSF (excluding space held for development) under lease as of December 31, 2012:

Square Feet Under Lease(1)	Number of Leases(2)	Percentage of All Leases	Total Operating NRSF of Leases(3)	Percentage of Total Operating NRSF	Annualized Rent ($000)(4)	Percentage of Annualized Rent
Available colocation(5)	—	—%	278,120	17.6%	$ —	—%
Available office and light-industrial	—	—	80,809	5.1	—	—
Colocation NRSF Under Lease						
1,000 or less	1,145	87.1	181,101	11.4	34,336	28.6
1,001 - 2,000	47	3.6	67,445	4.3	9,512	7.9
2,001 - 5,000	69	5.2	210,537	13.3	24,580	20.5
5,001 - 10,000	20	1.5	139,963	8.9	14,694	12.2
10,001 - 25,000	9	0.6	139,256	8.8	19,984	16.6
Greater than 25,000	2	0.2	61,614	3.9	6,614	5.5
Powered Shell	6	0.5	166,738	10.5	4,534	3.8
Office and light-industrial(6)	17	1.3	257,086	16.2	5,911	4.9
Portfolio Total	**1,315**	**100.0%**	**1,582,669**	**100.0%**	**$120,165**	**100.0%**

(1) Represents all leases in our portfolio, including data center and office and light-industrial leases.

(2) Includes leases that upon expiration will automatically be renewed, primarily on a month-to-month basis. Number of leases represents each agreement with a customer; a lease agreement could include multiple spaces and a customer could have multiple leases.

(3) Represents the square feet at a building under lease as specified in the lease agreements plus management's estimate of space available for lease to third parties based on engineers' drawings and other factors, including required data center support space (such as mechanical, telecommunications and utility rooms) and building common areas.

(4) Represents the monthly contractual rent under existing customer leases as of December 31, 2012, multiplied by 12. This amount reflects total annualized base rent before any one-time or non-recurring rent abatements and excludes operating expense reimbursement, power revenue and interconnection revenue.

(5) Excludes NRSF held for development or under construction.

(6) Excludes office and light-industrial space of 36,409 NRSF that is a component of colocation leases. The 36,409 NRSF of office and light-industrial space is leased to data center tenants as incremental space to their data center lease space.

Lease Expirations

The following table sets forth a summary schedule of the expirations for leases in place as of December 31, 2012, plus available space for each of the ten full calendar years beginning January 1,

2013, at the properties in our portfolio. Unless otherwise stated in the footnotes, the information set forth in the table assumes that customers exercise no renewal options or early termination rights.

Year of Lease Expiration	Number of Leases Expiring(1)	Total Operating NRSF of Expiring Leases	Percentage of Total Operating NRSF	Annualized Rent ($000)(2)	Percentage of Annualized Rent	Annualized Rent Per Leased NRSF(3)	Annualized Rent at Expiration ($000)(4)	Annualized Rent Per Leased NRSF at Expiration(5)
Available as of December 31, 2012(6)	—	358,929	22.7%	$ —	—%	$ —	$ —	$ —
2013	601	254,034	16.1	29,372	24.5	115.62	29,735	117.05
2014(7)	279	300,278	19.0	29,561	24.6	98.45	30,453	101.42
2015	201	103,625	6.5	16,943	14.1	163.50	19,597	189.11
2016	99	167,444	10.6	12,965	10.8	77.43	14,438	86.23
2017	95	126,045	8.0	14,739	12.3	116.93	20,202	160.28
2018	11	93,341	5.9	9,028	7.5	96.72	11,693	125.27
2019	3	80,708	5.1	1,615	1.3	20.01	1,788	22.15
2020	4	30,664	1.9	1,099	0.9	35.84	1,194	38.94
2021	9	18,155	1.1	1,980	1.6	109.06	2,876	158.41
2022	8	26,132	1.6	2,334	1.9	89.32	3,839	146.91
2023-Thereafter	5	23,314	1.5	529	0.5	22.69	661	28.35
Portfolio Total / Weighted Average	**1,315**	**1,582,669**	**100.0%**	**$120,165**	**100.0%**	**$ 98.19**	**$136,476**	**$111.52**

(1) Includes leases that upon expiration will automatically be renewed, primarily on a month-to-month basis. Number of leases represents each agreement with a customer; a lease agreement could include multiple spaces and a customer could have multiple leases.

(2) Represents the monthly contractual rent under existing customer leases as of December 31, 2012, multiplied by 12. This amount reflects total annualized base rent before any one-time or non-recurring rent abatements and excludes operating expense reimbursement, power revenue and interconnection revenue.

(3) Annualized rent as defined above, divided by the square footage of leases expiring in the given year.

(4) Represents the final monthly contractual rent under existing customer leases as of December 31, 2012, multiplied by 12. This amount reflects total annualized base rent before any one-time or non-recurring rent abatements and it excludes operating expense reimbursement, power revenue and interconnection revenue.

(5) Annualized rent at expiration as defined above, divided by the square footage of leases expiring in the given year. This metric reflects the rent growth inherent in the existing base of lease agreements.

(6) Excludes NRSF held for development or under construction.

(7) Includes an office lease, which is an interim lease in place that expires on May 31, 2014. Upon the expiration of the interim lease and the substantial completion of tenant improvements by us, a new lease that has already been executed by both parties will commence. The new lease includes 119,729 NRSF with a ten-year term and a termination option at the end of year eight.

Competition

We compete with numerous developers, owners and operators of technology-related real estate and data centers, many of which own properties similar to ours in the same markets in which our properties are located, including AT&T Inc., Centurylink Inc., Savvis, Inc., a Centurylink company, CyrusOne, Inc., Digital Realty Trust, Inc., Equinix, Inc., Internap Network Services Corporation, Quality Technology Services, SABEY Corporation, Telx Group Inc., Verizon / Terremark Worldwide, Inc., ViaWest Inc., and Zayo Colocation Inc. In addition, we may face competition from new entrants into the data center market. Some of our competitors and potential competitors may have significant advantages over us, including greater name recognition, longer operating histories, pre-existing relationships with current or potential customers, significantly greater financial, marketing and other resources, and access to less expensive power, all of which could allow them to respond more quickly to new or changing opportunities. If our competitors offer space, power and/or interconnection services at rates below current market rates, or below the rates we currently charge our customers, we may lose potential customers and we may be pressured to reduce our rental rates below those we currently charge in order to retain customers when our customers' leases expire.

As a developer of data center space and provider of interconnection services, we also compete for the services of key third-party providers of services, including engineers and contractors with expertise in the development of data centers. The competition for the services of specialized contractors and other third-party providers required for the development of data centers is intense, increasing the cost of engaging such providers and the risk of delays in completing our development projects.

In addition, we face competition from real estate developers in our sector and in other industries for the acquisition of additional properties suitable for the development of data centers. Such competition may reduce the number of properties available for acquisition, increase the price of these properties and reduce the demand for data center space in the markets we seek to serve.

Regulation

General

Data centers in our markets are subject to various laws, ordinances and regulations, including regulations relating to common areas. We believe that each of our properties has the necessary permits and approvals to operate our business.

Americans with Disabilities Act

Our properties must comply with Title III of the American with Disabilities Act, or the ADA, to the extent that such properties are places of "public accommodation" or "commercial facilities" as defined by the ADA. The ADA requires properties that are places of "public accommodation" to, among other things, remove existing barriers to access by persons with disabilities where such removal is readily achievable. The ADA also requires places of "public accommodation" as well as "commercial facilities" undergoing new construction or alterations to conform to the ADA Accessibility Guidelines, which provide design standards that permit accessibility by individuals with disabilities. Further, if entities on our properties offer certain examinations or courses (i.e., those related to applications, licensing, certification, or credentialing for secondary or postsecondary education, professional, or trade purposes), they must be offered in an accessible place and manner or with alternative accessible arrangements. We believe that our properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to those properties to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of monetary damages and civil penalties in lawsuits brought by the Attorney General or an award of attorneys' fees to private litigants. The obligation to make readily achievable accommodations as required by the ADA is an ongoing one, and we will continue to assess our properties and make alterations as appropriate.

Environmental Matters

Under various federal, state and local laws and regulations relating to the protection of the environment, a current or previous owner or operator of real estate may be liable for contamination resulting from the presence or discharge of hazardous or toxic substances at that property, and may be required to investigate and clean up such contamination at that property or emanating from that property. Such laws and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the contaminants, and a party may be liable for all of the cleanup costs, even when more than one person was responsible for the contamination. Previous owners used some of our properties for industrial and retail purposes, so those properties may contain some level of environmental contamination. The presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability or materially adversely affect our ability to sell, lease or develop the real estate or to borrow using the real estate as collateral. In addition, we could incur costs to comply with such laws and regulations, the violation of which could lead to substantial fines and penalties.

Environmental laws and regulations also require that asbestos-containing building materials be properly managed and maintained and may impose fines and penalties on building owners or operators for failure to comply with these requirements. Further, third parties could potentially seek recovery from owners or operators for personal injury associated with exposure to asbestos-containing building materials.

In addition, certain of our customers, particularly those that lease light-industrial space from us, routinely handle hazardous substances and wastes as part of their operations at our properties. Environmental laws and regulations subject our customers, and potentially us, to liability resulting from these activities or from previous industrial or other uses of those properties. Environmental liabilities could also affect a customer's ability to make rental payments to us. We require our customers to comply with these environmental laws and regulations and to indemnify us for any related liabilities.

Independent environmental consultants have conducted Phase I or similar environmental site assessments on all owned properties in our portfolio. Each of the site assessments has been either completed or updated since 2005. Site assessments are intended to collect and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. These assessments do not generally include soil sampling, subsurface investigations or asbestos sampling. Although prior commercial or industrial operations at some of our properties may have released hazardous materials and some of our properties contain or may contain asbestos-containing building materials, none of the recent site assessments revealed any past or present environmental liability that we believe would have a material adverse effect on our business, assets or results of operations. However, the assessments may have failed to reveal all environmental conditions, liabilities or compliance concerns. Material environmental conditions, liabilities or compliance concerns may have arisen after the reviews were completed or may arise in the future; and future laws, ordinances or regulations may impose material additional environmental liability. See "Risk Factors—Risks Related to the Real Estate Industry—Environmental problems are possible and can be costly."

Insurance

We carry comprehensive liability, fire, extended coverage, earthquake, business interruption, rental loss, and umbrella liability insurance covering all of the properties in our portfolio augmented by excess liability coverage in an amount that we believe to be appropriate. We select policy specifications and insured limits which we believe to be appropriate given the relative risk of loss, the cost of the coverage and industry practice and, in the opinion of our management, the properties in our portfolio are currently adequately insured. We do not carry insurance for generally uninsured losses such as loss from riots, war or acts of God. In addition, we carry earthquake insurance on our properties in an amount and with deductibles which we believe are commercially reasonable. Certain of the properties in our portfolio are located in areas believed to be seismically active. Potential losses to our properties may not be covered by insurance or may exceed our policy coverage limits. See "Risk Factors—Potential losses to our properties may not be covered by insurance or may exceed our policy coverage limits" in Item 1A. of this Annual Report.

Employees

As of December 31, 2012, we had 316 full-time and part-time employees, of which 183 employees are salaried with the remainder paid on an hourly basis. None of our employees are a member of a labor union and we believe that our relations with employees are good.

Offices

Our corporate offices are located at 1050 17th Street, Suite 800, Denver, CO 80265.

How to Obtain Our SEC Filings

All reports we file with the SEC are available free of charge via EDGAR through the SEC website at www.sec.gov. In addition, the public may read and copy materials we file with the SEC at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. We also provide copies of our Forms 8-K, 10-K, 10-Q, Proxy Statement, Annual Report and amendments to those documents at no charge to investors upon request and make electronic copies of such reports available through our website at www.coresite.com as soon as reasonably practicable after filing such material with the SEC. The information found on, or otherwise accessible through, our website is not incorporated by reference into, nor does it form a part of, this Annual Report on Form 10-K, or any other document that we file with the SEC.

Financial Information

For required financial information related to our operations, please refer to our consolidated financial statements, including the notes thereto, included in Item 8 "Financial Statement and Supplementary Data" this Annual Report.

ITEM 1A. RISK FACTORS

Any of the following risks could materially and adversely affect our business, results of operations or financial condition. The risks and uncertainties described below are those that we currently believe may materially affect our company. Additional risks and uncertainties of which we are unaware or that we currently deem immaterial also may become important factors that affect our company.

Risks Related to Our Business and Operations

Global economic conditions could adversely affect our liquidity and financial condition.

General economic conditions and the cost and availability of capital may be adversely affected in some or all of the markets in which we own properties and conduct our operations. Renewed or increased turbulence in the U.S., European and other international financial markets and economies may adversely affect our ability, and the ability of our tenants, to replace or renew maturing liabilities on a timely basis, access the capital markets to meet liquidity and capital expenditure requirements and may result in adverse effects on our, and our tenants', financial condition and results of operations.

In addition, our access to funds under our revolving credit facility and other lines of credit depend on the ability of the lenders that are parties to such facilities to meet their funding commitments to us. We cannot assure you that long-term disruptions in the global economy and the return of tighter credit conditions among, and potential failures or nationalizations of, third party financial institutions as a result of such disruptions will not have an adverse effect on our lenders. If our lenders are not able to meet their funding commitments to us, our business, results of operation, cash flows and financial condition could be adversely affected.

If we do not have sufficient cash flow to continue operating our business and are unable to borrow additional funds, access our existing lines of credit or raise equity or debt capital, we may need to find alternative ways to increase our liquidity. Such alternatives may include, without limitation, curtailing development activity, disposing of one or more of our properties possibly on disadvantageous terms or entering into or renewing leases on less favorable terms than we otherwise would.

Our portfolio of properties consists primarily of data centers geographically concentrated in certain markets and any adverse developments in local economic conditions or the demand for data center space in these markets may negatively impact our operating results.

Our portfolio of properties consists primarily of data centers geographically concentrated in Los Angeles, the San Francisco Bay and Northern Virginia areas, Boston, Chicago, New York City, Miami and Denver. These markets comprised 30.6%, 27.4%, 19.1%, 8.3%, 8.2%, 4.2%, 1.4%, and 0.8%, respectively, of our annualized rent as of December 31, 2012. As such, we are susceptible to local economic conditions and the supply of and demand for data center space in these markets. If there is a downturn in the economy or an oversupply of or decrease in demand for data centers in these markets, our business could be materially adversely affected to a greater extent than if we owned a real estate portfolio that was more diversified in terms of both geography and industry focus.

The market price of our stock may be subject to volatility, and the value of an investment in our common stock may decline.

Since January 3, 2012, the closing sale price of our common stock on the New York Stock Exchange ("NYSE") has ranged from $17.96 to $28.00 per share. General economic and market conditions, and market conditions for telecommunications and real estate stocks in general, may affect the market price of our common stock.

Announcements by us or others, or speculations about our future plans, may also have a significant impact on the market price of our common stock. These may relate to:

- our operating results or forecasts;
- new issuances of equity, debt or convertible debt by us;
- changes to our capital allocation or business strategy;
- developments in our relationships with corporate customers;
- announcements by our customers or competitors;
- changes in regulatory policy or interpretation;
- governmental investigations;
- changes in the ratings of our debt or stock by rating agencies or securities analysts;
- our purchase or development of real estate and/or additional data centers;
- our acquisitions of complementary businesses; or
- the operational performance of our data centers.

The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to operating performance. These broad market fluctuations may adversely affect the market price of our common stock.

We face significant competition and may be unable to lease vacant space, renew existing leases or release space as leases expire, which may have a material adverse effect on our business and results of operations.

We compete with numerous developers, owners and operators of technology-related real estate and data centers, many of which own properties similar to ours in the same markets. In addition, we may face competition from new entrants into the data center market. Some of our competitors have significant advantages over us, including greater name recognition, longer operating histories, lower operating costs, pre-existing relationships with current or potential customers, greater financial, marketing and other resources, access to better networks and access to less expensive power. These advantages could allow our competitors to respond more quickly or effectively to strategic opportunities or changes in our industries or markets. If our competitors offer data center space that our existing or potential customers perceive to be superior to ours based on numerous factors, including power, security considerations, location or network connectivity, or if they offer rental rates below our current market rates, we may lose existing or potential customers, incur costs to improve our properties or be forced to reduce our rental rates. This risk is compounded by the fact that a significant percentage of our customer leases expire every year. For example, as of December 31, 2012, leases representing 24.5%, 24.6% and 14.1% of our annualized rent will expire during 2013, 2014, and 2015, respectively. If the rental rates for our properties decrease, our existing customers do not renew their leases or we are unable to lease vacant data center space or re-lease data center space for which leases are scheduled to expire, our business and results of operations could be materially adversely affected.

We are continuing to invest in our expansion efforts, but we may not have sufficient customer demand in the future to realize expected returns on these investments.

As part of our growth strategy, we intend to commit substantial operational and financial resources to develop new data centers and expand existing ones. However, we typically do not require pre-leasing commitments from customers before we develop or expand a data center, and we may not have sufficient customer demand to support the new data center space when completed. Once development of a data center is complete, we incur a certain amount of operating expenses even if there are no tenants occupying the space. A lack of customer demand for data center space or excess capacity in the data center market could impair our ability to achieve our expected rate of return on our investment, which could have a material adverse effect on our financial condition, operating results and the market price of our common stock.

Declining real estate valuations and impairment charges could adversely affect our earnings and financial condition.

We periodically review each of our properties for indicators that its carrying amount may not be recoverable. Examples of such indicators may include a significant decrease in the market price, a significant adverse change in the extent or manner in which the property is being used or expected to be used based on the underwriting at the time of acquisition, or a change in its physical condition, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development, or a history of operating or cash flow losses. When such impairment indictors exist, we review an estimate of the future cash flows (excluding interest charges) expected to result from the real estate investment's use and eventual disposition and compare to the carrying value of the property. We consider factors such as future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If our undiscounted net cash flow evaluation indicates that we are unable to recover the carrying value of a real estate investment, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property. Recording an impairment loss would result in an immediate negative adjustment to net income. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. A worsening real estate market may cause us to reevaluate the assumptions used in our impairment analysis. Impairment charges could adversely affect our financial condition, results of operations.

Our properties depend upon the demand for technology-related real estate.

Our portfolio of properties consists primarily of technology-related real estate and data center real estate in particular. A decrease in the demand for data center space, Internet gateway facilities or other technology-related real estate would have a greater adverse effect on our business and financial condition than if we owned a portfolio with a more diversified tenant base or less specialized use. Our substantial redevelopment activities make us particularly susceptible to general economic slowdowns, including recessions, as well as adverse developments in the corporate data center, Internet and data communications and broader technology industries. Any such slowdown or adverse development could lead to reduced corporate IT spending or reduced demand for data center space. Reduced demand could also result from business relocations, including to markets that we do not currently serve. Changes in industry practice or in technology, such as virtualization technology, more efficient or miniaturization of computing or networking devices, or devices that require higher power densities than today's devices, could also reduce demand for the physical data center space we provide or make the tenant improvements in our facilities obsolete or in need of significant upgrades to remain viable. In addition, the development of new technologies, the adoption of new industry standards or other factors could render many of our tenants' current products and services obsolete or unmarketable and contribute to a downturn in their businesses, thereby increasing the likelihood that they default under their leases, become insolvent or file for bankruptcy.

Our products and services have a long sales cycle that may harm our revenues and operating results.

A customer's decision to lease space in one of our data centers and to purchase additional services typically involves a significant commitment of resources. In addition, some customers will be reluctant to commit to locating in our data centers until they are confident that the data center has adequate carrier connections. As a result, we have a long sales cycle. Furthermore, we may expend significant time and resources in pursuing a particular sale or customer that does not result in revenue. We have also expanded our sales force and restructured our sales organization in the past year. It will take time for these new hires to become fully productive.

Delays due to the length of our sales cycle may materially and adversely affect our revenues and operating results, which could harm our ability to meet our forecasts for a given quarter and cause volatility in our stock price.

Any failure of our physical infrastructure or services could lead to significant costs and disruptions that could reduce our revenues, harm our business reputation and have a material adverse effect on our financial results.

Our business depends on providing customers with highly reliable service. We may fail to provide such service as a result of numerous factors, including:

- human error;
- power loss;
- improper building maintenance by our landlords in the buildings that we lease;
- physical or electronic security breaches;
- fire, earthquake, hurricane, flood and other natural disasters;
- water damage;
- war, terrorism and any related conflicts or similar events worldwide; and
- sabotage and vandalism.

Problems at one or more of our data centers, whether or not within our control, could result in service interruptions or equipment damage. We provide service level commitments to substantially all of our customers. As a result, service interruptions or equipment damage in our data centers could result in credits to these customers. In addition, although we have given such credits to our customers in the past, there can be no assurance that our customers will accept these credits as compensation in the future. Service interruptions and equipment failures may also expose us to additional legal liability and damage our brand image and reputation. Significant or frequent service interruptions could cause our customers to terminate or not renew their leases. In addition, we may be unable to attract new customers if we have a reputation for significant or frequent service disruptions in our data centers.

Even if we have additional space available for lease at any one of our data centers, our ability to lease this space to existing or new customers could be constrained by our access to sufficient electrical power.

Our properties have access to a finite amount of power, which limits the extent to which we can lease additional space for use at our data centers. As current and future customers increase their power footprint in our facilities over time, the remaining available power for future customers could limit our ability to increase occupancy rates or network density within our existing facilities.

Furthermore, at certain of our data centers, our aggregate maximum contractual obligation to provide power and cooling to our customers may exceed the physical capacity at such data centers if customers were to quickly increase their demand for power and cooling. If we are not able to increase the available power and/or cooling or move the customer to another location within our data centers with sufficient power and cooling to meet such demand, we could lose the customer as well as be exposed to liability under our leases. Any such material loss of customers or material liability could adversely affect our results of operations.

To fund our growth strategy and refinance our indebtedness, we depend on external sources of capital, which may not be available to us on commercially reasonable terms or at all.

In order to maintain our qualification as a REIT, we are required under the Internal Revenue Code (the "Code") to distribute at least 90% of our net taxable income annually, determined without regard to the dividends paid deduction and excluding any net capital gains. We will also be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income, including any net capital gains. These distribution requirements may limit our ability to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we intend to rely on third-party sources for debt or equity financing to fund our growth strategy. In addition, we may need external sources of capital to refinance our indebtedness at maturity. We may not be able to obtain such financing or refinancing on favorable terms or at all. Our access to third-party sources of capital depends, in part, on:

- general market conditions;
- the market's perception of our growth potential;
- our then current debt levels;
- our historical and expected future earnings, cash flow and cash distributions; and
- the market price per share of our common stock.

In addition, our ability to access additional capital may be limited by the terms of our existing indebtedness, which restricts our incurrence of additional debt. If we cannot obtain capital when needed, we may not be able to acquire or develop properties when strategic opportunities arise or refinance our debt at maturity, which could have a material adverse effect on our business.

We may be vulnerable to security breaches which could disrupt our operations and have a material adverse effect on our financial performance and operating results.

A party who is able to compromise the security measures on our networks or the security of our infrastructure could misappropriate our proprietary information and the personal information of our customers and cause interruptions or malfunctions in our or our customers' operations. We may be required to expend significant financial resources to protect against such threats or to alleviate problems caused by security breaches. As techniques used to breach security change frequently and are generally not recognized until launched against a target, we may not be able to implement security measures in a timely manner or, if and when implemented, these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, loss of existing or potential future customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our financial performance and operating results.

Our success depends on key personnel whose continued service is not guaranteed and we may not be able to retain or attract knowledgeable, experienced and qualified personnel.

We depend on the efforts of key personnel, particularly Mr. Thomas M. Ray, our President and Chief Executive Officer, Jeffrey Finnin, our Chief Financial Officer, Jarrett Appleby, our Chief Operating Officer, and Derek McCandless, our General Counsel. Our reputation and relationships with existing and potential future customers, industry personnel and key lenders are the direct result of a significant investment of time and effort by our key personnel to build credibility in a highly specialized industry. Many of our senior executives have extensive experience and strong reputations in the real estate and technology industries, which aid us in capitalizing on strategic opportunities and negotiating with customers. While we believe that we will be able to find suitable replacements for key personnel who may depart from time to time, the loss of their services could diminish our business and investment opportunities and our customer, industry and lender relationships, which could have a material adverse effect on our operations.

In addition, our success depends, to a significant degree, on being able to employ and retain personnel who have the expertise required to successfully acquire, develop and operate high-quality data centers. Personnel with these skill sets are in limited supply so the demand and competition for such expertise is intense. We cannot assure you that we will be able to hire and retain a sufficient number of qualified employees at reasonable compensation levels to support our growth and maintain the high level of quality service our customers expect, and any failure to do so could have a material adverse effect on our business.

Our expenses may not decrease if our revenue decreases.

Most of the expenses associated with our business, such as debt service payments, real estate, personal and ad valorem taxes, insurance, utilities, employee wages and benefits and corporate expenses are relatively inflexible and do not necessarily decrease in tandem with a reduction in revenue from our business. Our expenses will also be affected by inflationary increases and certain of our costs may exceed the rate of inflation in any given period. As a result, we may not be able to fully offset our costs by higher lease rates, which could have a material adverse effect on our results of operations.

We depend on third parties to provide network connectivity within and between certain of our data centers, and any delays or disruptions in this connectivity may adversely affect our operating results and cash flow.

We depend upon carriers and other network providers to deliver network connectivity to customers within our data centers as well as the fiber network interconnection between our data centers. Our hub-and-spoke approach makes us dependent on these third parties to provide these services between our data centers. We cannot assure you that any network provider will elect to offer its services within new data centers that we develop or that once a network provider decides to provide connectivity to or between our data centers, it will continue to do so for any period of time. A significant interruption in or loss of these services could impair our ability to attract and retain customers and have a material adverse effect on our business.

Enabling connectivity within and between our data centers requires construction and operation of a sophisticated redundant fiber network. The construction required to connect our data centers is complex and may involve factors outside of our control, including the availability of construction resources. If highly reliable connectivity within and between certain of our data centers is not established, is materially delayed, is discontinued or fails, our reputation could be harmed, which could have a material adverse effect on our ability to attract new customers or retain existing ones.

Our data center infrastructure may become obsolete and we may not be able to upgrade our power and cooling systems cost-effectively or at all.

The markets for the data centers that we own and operate, as well as the industries in which our customers operate, are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and changing customer demands. Our ability to deliver technologically sophisticated power and cooling are significant factors in our customers' decisions to rent space in our data centers. Our data center infrastructure may become obsolete due to the development of new systems to deliver power to, or eliminate heat from, the servers and other customer equipment that we house. Additionally, our data center infrastructure could become obsolete as a result of the development of new technology that requires levels of power and cooling that our facilities are not designed to provide. Our power and cooling systems are also difficult and expensive to upgrade. Accordingly, we may not be able to efficiently upgrade or change these systems to meet new demands without incurring significant costs that we may not be able to pass on to our customers. The obsolescence of our power and cooling systems would have a material adverse effect on our business. In addition, evolving customer demand could require services or infrastructure improvements that we do not provide or that would be difficult or expensive for us to provide in our current data centers, and we may be unable to adequately adapt our properties or acquire new properties that can compete successfully. We risk losing customers to our competitors if we are unable to adapt to this rapidly evolving marketplace.

Furthermore, potential future regulations that apply to industries we serve may require customers in those industries to seek specific requirements from their data centers that we are unable to provide. These may include physical security requirements applicable to the defense industry and government contractors and privacy and security regulations applicable to the financial services and health care industries. If such regulations were adopted, we could lose some customers or be unable to attract new customers in certain industries, which would have a material adverse effect on our results of operations.

Potential losses to our properties may not be covered by insurance or may exceed our policy coverage limits.

We do not carry insurance for generally uninsured losses, such as losses from riots, war, terrorist attacks or acts of God. The properties in our portfolio located in California are subject to higher risks from earthquakes and our East Coast properties, including Miami, are potentially subject to greater risks arising from tropical storms, hurricanes and floods. Together, these properties represented approximately 91.0% of total annualized rent as of December 31, 2012. While we do carry earthquake, hurricane and flood insurance on our properties, the amount of our insurance coverage may not be sufficient to fully cover such losses. In addition, we may discontinue earthquake, hurricane or flood insurance on some or all of our properties in the future if the cost of premiums for any of these policies exceeds, in our judgment, the value of the coverage relative to the risk of loss.

If we experience a loss which is uninsured or which exceeds our policy coverage limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

In addition, even if damage to our properties is covered by insurance, a disruption of our business caused by a casualty event may result in the loss of business or customers. We carry a limited amount of business interruption insurance, but such insurance may not fully compensate us for the loss of business or customers due to an interruption caused by a casualty event.

The recent disruption in the financial markets makes it more difficult to evaluate the stability and net assets or capitalization of insurance companies, and any insurer's ability to meet its claim payment obligations. A failure of an insurance company to make payments to us upon an event of loss covered by an insurance policy could have a material adverse effect on our business and financial condition.

A small number of customers account for a significant portion of our revenues, and the loss of any of these customers could significantly harm our business, financial condition and results of operations.

We currently depend, and expect to continue to depend, upon a relatively small number of customers for a significant percentage of our net revenue. Our top ten customers accounted for an aggregate of approximately 31.9% of our total annualized rent as of December 31, 2012. Some of our customers may experience a downturn in their businesses or other factors that may weaken their financial condition and result in them failing to make timely rental payments, defaulting on their leases, reducing the level of interconnection services they obtain or the amount of space they lease from us or terminating their relationship with us. The loss of one or more of our significant customers or a customer exerting significant pricing pressure on us could also have a material adverse effect on our results of operations.

In addition, our largest customers may choose to develop new data centers or expand existing data centers of their own. In the event that any of our key customers were to do so, it could result in a loss of business to us or increase pricing pressure on us. If we lose a customer, there is no guarantee that we would be able to replace that customer at a comparative rental rate or at all.

Some of our largest customers may also compete with one another in various aspects of their businesses. The competitive pressures on our customers may have a negative impact on our operations. For instance, one customer could determine that it is not in that customer's interest to house mission-critical servers in a facility operated by the same company that relies on a key competitor for a significant part of its annual revenue. Our loss of a large customer for this or any other reason could have a material adverse effect on our results of operations.

We are dependent upon third-party suppliers for power and certain other services, and we are vulnerable to service failures of our third-party suppliers and to price increases by such suppliers.

We rely on third parties to provide power to our data centers, and we cannot ensure that these third parties will deliver such power in adequate quantities or on a consistent basis. If the amount of power available to us is inadequate to support our customer requirements, we may be unable to satisfy our obligations to our customers or grow our business. In addition, our data centers are susceptible to power shortages and planned or unplanned power outages caused by these shortages. While we attempt to limit exposure to power shortages by using backup generators and batteries, power outages may last beyond our backup and alternative power arrangements, which would harm our customers and our business. In the past, a limited number of our customers have experienced temporary losses of power. Pursuant to the terms of some of our customer leases, continuous or chronic power outages may give certain of our tenants the right to terminate their leases or cause us to incur financial obligations in connection with a power loss. In addition, any loss of services or equipment damage could reduce the confidence of our customers in our services thereby impairing our ability to attract and retain customers, which would adversely affect both our ability to generate revenues and our operating results, and harm our reputation.

In addition, we may be subject to risks and unanticipated costs associated with obtaining power from various utility companies. Municipal utilities in areas experiencing financial distress may increase rates to compensate for financial shortfalls unrelated to either the cost of production or the demand for electricity. Other utilities that serve our data centers may be dependent on, and sensitive to price increases for, a particular type of fuel, such as coal, oil or natural gas. In addition, the price of these fuels and the electricity generated from them could increase as a result of proposed legislative measures related to climate change or efforts to regulate carbon emissions. In any of these cases, increases in the cost of power at any of our data centers would put those locations at a competitive disadvantage relative to data centers served by utilities that can provide less expensive power.

We may be unable to identify and complete acquisitions and successfully operate acquired properties.

We continually evaluate the market for available properties and may acquire data centers or properties suited for data center development when opportunities exist. Our ability to acquire properties on favorable terms and successfully develop and operate them involves significant risks including, but not limited to:

- we may be unable to acquire a desired property because of competition from other data center companies or real estate investors with more capital;
- even if we are able to acquire a desired property, competition from other potential acquirers may significantly increase the purchase price of such property;
- we may be unable to realize the intended benefits from acquisitions or achieve anticipated operating or financial results;
- we may be unable to finance the acquisition on favorable terms or at all;
- we may underestimate the costs to make necessary improvements to acquired properties;
- we may be unable to quickly and efficiently integrate new acquisitions into our existing operations resulting in disruptions to our operations or the diversion of our management's attention;
- acquired properties may be subject to tax reassessments, which may result in higher than expected tax payments;
- we may not be able to access sufficient power on favorable terms or at all; and
- market conditions may result in higher than expected vacancy rates and lower than expected rental rates.

In the past we have acquired properties that did not perform up to our expectations and there can be no assurance that this will not happen again. If we are unable to successfully acquire, develop and operate data center properties, our ability to grow our business, compete and meet market expectations will be significantly impaired, which would have a material adverse effect on the price of our common stock.

We may be subject to unknown or contingent liabilities related to properties or businesses that we acquire for which we may have limited or no recourse against the sellers.

Assets and entities that we have acquired or may acquire in the future, including the properties contributed by the Funds or their affiliates, may be subject to unknown or contingent liabilities for which we may have limited or no recourse against the sellers. Unknown or contingent liabilities might include liabilities for clean-up or remediation of environmental conditions, claims of customers, vendors or other persons dealing with the acquired entities, tax liabilities and other liabilities whether incurred in the ordinary course of business or otherwise. In the future we may enter into transactions with limited representations and warranties or with representations and warranties that do not survive the closing of the transactions, in which event we would have no or limited recourse against the sellers of such properties. While we usually require the sellers to indemnify us with respect to breaches of representations and warranties that survive, such indemnification (including the indemnification by the Funds or their affiliates) is often limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses.

As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that we may incur with respect to liabilities associated with acquired properties and entities may exceed our expectations, which may adversely affect our operating results and financial condition. Finally, indemnification agreements between us and the sellers typically provide that the sellers will retain certain specified liabilities relating to the assets and entities acquired by us. While the sellers are generally contractually obligated to pay all losses and other expenses relating to such retained liabilities, there can be no guarantee that such arrangements will not require us to incur losses or other expenses as well.

Under the contribution agreement pursuant to which the Funds or their affiliates contributed the properties that comprise our portfolio to the Operating Partnership, each of the Funds or their affiliates made certain representations and warranties as to certain material matters related to the property being contributed by such fund or affiliate such as title to any owned property, compliance with laws (including environmental laws) and the enforceability of certain material customer contracts and leases. These representations and warranties made by the Funds or their affiliates have since expired without our becoming aware of any breach. Therefore, we have no further recourse against the contributors under the contribution agreement.

Our growth depends on the successful development of our properties and any delays or unexpected costs associated with such projects may harm our growth prospects, future operating results and financial condition.

As of December 31, 2012, with the exception of NY2, which was acquired February 7, 2013, we had the ability to expand our operating data center square footage by approximately 99.7%, or approximately 1.2 million NRSF, through the development of (1) 94,650 NRSF space under construction, (2) 216,250 NRSF planned to commence development during 2013 at NY2 and on land that we currently own at VA2 and our Santa Clara Campus, and 3) 894,286 NRSF at multiple facilities, as shown on the development table on page 9, that may be developed over time based on market supply, demand and our financing capabilities. Our growth depends upon the successful completion of the development of this space and similar projects in the future. Current and future development projects and expansion into new markets will involve substantial planning, allocation of significant company resources and certain risks, including risks related to financing, zoning, regulatory approvals, construction costs and delays. These projects will also require us to carefully select and rely on the experience of one or more general contractors and associated subcontractors during the construction process. Should a general contractor or significant subcontractor experience financial or other problems during the construction process, we could experience significant delays, increased costs to complete the project and other negative impacts to our expected returns. Site selection in current and expansion markets is also a critical factor in our expansion plans, and there may not be suitable properties available in our markets at a location that is attractive to our customers and has the necessary combination of access to multiple network providers, a significant supply of electrical power, high ceilings and the ability to sustain heavy floor loading. Furthermore, while we may prefer to locate new data centers adjacent to our existing data centers, we may be limited by the size and location of suitable properties.

In addition, we will be subject to risks and, potentially, unanticipated costs associated with obtaining access to a sufficient amount of power from local utilities, including the need, in some cases, to develop utility substations on our properties in order to accommodate our power needs, constraints on the amount of electricity that a particular locality's power grid is capable of providing at any given time, and risks associated with the negotiation of long-term power contracts with utility providers. We cannot assure you that we will be able to successfully negotiate such contracts on acceptable terms or at all. Any inability to negotiate utility contracts on a timely basis or on acceptable financial terms or in volumes sufficient to supply the requisite power for our development properties would have a material negative impact on our growth and future results of operations and financial condition.

These and other risks could result in delays or increased costs or prevent the completion of our development projects, any of which could have a material adverse effect on our financial condition, results of operations, cash flow, the trading price of our common stock and our ability to satisfy our debt service obligations or pay dividends.

We do not own all of the buildings in which our data centers are located. Instead, we lease certain of our data center space and the ability to renew these leases could be a significant risk to our ongoing operations.

We do not own the buildings for five of our data centers and our business could be harmed if we are unable to renew the leases for these data centers at favorable terms or at all. The following table summarizes the remaining primary term and renewal rights associated with each of our leased properties:

Property	NRSF	Current Lease Term Expiration	Renewal Rights	Base Rent Increases at Renewal
NY1	48,404	Apr. 2023	2 × 5 yrs	FMR(1)
LA1	157,778	July 2022	3 × 5 yrs	103% of previous monthly base rent(2)
DC1	22,137	May 2016	3 × 5 yrs	Greater of 103% of previous monthly base rent or 95% of FMR(1)
DE1	4,144	Sept. 2014	N/A	
DE2	5,140	Dec. 2017	N/A	

(1) FMR represents "fair market rent" as determined by mutual agreement between landlord and tenant, or in the case of a disagreement, mutual agreement by third party appraisers.

(2) On January 9, 2013, we extended our lease of LA1 from July 2017, to July 2022.

When the primary term of our leases expire, we have the right to extend the terms of our leases as indicated above. For two of these leases, the rent will be determined based on the fair market value of rental rates for the property and the then prevailing rental rates may be higher than rental rates under the applicable lease. To maintain the operating profitability associated with our present cost structure, we must increase revenues within existing data centers to offset any potential increase in lease payments at the end of the original and renewal terms. Failure to increase revenues to sufficiently offset these projected higher costs would adversely impact our operating income. At the end of our renewal options, we would have to renegotiate our lease terms with the landlord.

If we are not able to renew the lease at any of our data centers, the costs of relocating the equipment in such data centers and developing a new location into a high-quality data center could be prohibitive. In addition, we could lose customers due to the disruptions in their operations caused by the relocation. We could also lose those customers that choose our data centers based on their locations.

Our level of indebtedness and debt service obligations could have adverse effects on our business.

As of December 31, 2012, we had a total indebtedness of approximately $59.8 million, all of which was secured indebtedness. Subsequent to December 31, 2012, we entered into the Second Amended and Restated Credit Agreement and increased our borrowing capacity to $355.0 million. While there are limits in our revolving credit facility and our one mortgage loan agreement on the amount of debt that we may incur, and additional limits on our indebtedness may be imposed by future agreements or by a policy adopted by our Board of Directors, we have the ability to increase our indebtedness over current levels. A substantial increase in our indebtedness may have adverse consequences for our business, results of operations and financial condition because it could, among other things:

- require us to dedicate a substantial portion of our cash flow from operations to make principal and interest payments on our indebtedness, thereby reducing our cash flow available to fund working capital, capital expenditures and other general corporate purposes, including to pay dividends on our common and preferred stock as currently contemplated or necessary to maintain our qualification as a REIT;
- make it more difficult for us to satisfy our financial obligations, including borrowings under our new revolving credit facility;
- increase our vulnerability to general adverse economic and industry conditions;
- expose us to increases in interest rates for our variable rate debt;
- limit our ability to borrow additional funds on favorable terms or at all to expand our business or ease liquidity constraints;
- limit our ability to refinance all or a portion of our indebtedness on or before maturity on the same or more favorable terms or at all;
- limit our flexibility in planning for, or reacting to, changes in our business and our industry;
- place us at a competitive disadvantage relative to competitors that have less indebtedness; and
- require us to dispose of one or more of our properties at disadvantageous prices or raise equity that may dilute the value of our common stock in order to service our indebtedness or to raise funds to pay such indebtedness at maturity.

The agreements governing our indebtedness place restrictions on us and our subsidiaries, reducing operational flexibility and creating default risks.

The agreements governing our indebtedness contain covenants that place restrictions on us and our subsidiaries. These covenants may restrict, among other things, our and our subsidiaries' ability to:

- merge, consolidate or transfer all or substantially all of our or our subsidiaries' assets;
- incur additional debt or issue preferred stock, including use of our existing capacity under our revolving credit facility;
- make certain investments or acquisitions;
- create liens on our or our subsidiaries' assets;
- sell assets;
- make capital expenditures;
- pay dividends on or repurchase our capital stock;
- enter into transactions with affiliates;

- issue or sell stock of our subsidiaries; and
- change the nature of our business.

These covenants could impair our ability to grow our business, take advantage of attractive business opportunities or successfully compete. In addition, our revolving credit facility requires us to maintain specified financial ratios and satisfy financial condition tests. Our ability to comply with these ratios or tests may be affected by events beyond our control, including prevailing economic, financial and industry conditions. A breach of any of these covenants or covenants under any other agreements governing our indebtedness could result in an event of default. Cross-default provisions in our debt agreements could cause an event of default under one debt agreement to trigger an event of default under our other debt agreements. Upon the occurrence of an event of default under any of our debt agreements, the lenders could elect to declare all outstanding debt under such agreements to be immediately due and payable. If we were unable to repay or refinance the accelerated debt, the lenders could proceed against any assets pledged to secure that debt, including foreclosing on or requiring the sale of our data centers, and our assets may not be sufficient to repay such debt in full.

Fluctuations in interest rates could materially affect our financial results

Because all of our debt bears interest at variable rates, increases in interest rates could materially increase our interest expense. If the United States Federal Reserve increases short-term interest rates, this would have a significant upward impact on shorter-term interest rates, including the interest rates upon which our variable rate debt is based Potential future increases in interest rates and credit spreads may increase our interest expense and thereby negatively affect our financial condition and results of operations, and reduce our access to capital markets.

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in any property subject to mortgage debt.

As of December 31, 2012, our SV1 property was subject to a $59.8 million mortgage loan. Incurring mortgage and other secured debt obligations increases our risk of property losses because defaults on secured indebtedness may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. As we execute our business plan, we may assume or incur new mortgage indebtedness on our existing properties or properties that we acquire in the future. Any default under a mortgage debt obligation may increase the risk of our default on our other indebtedness.

Because we depend on the development and growth of a balanced customer base, including key customers, failure to attract, grow and retain this base of customers could harm our business and operating results.

Our ability to maximize revenues depends on our ability to develop and grow a balanced customer base, consisting of a variety of companies, including enterprises, cloud and IT service providers, digital content and multimedia providers, systems integrators and managed services providers and networks and mobility. We consider certain of these customers to be key in that they draw in other customers. The more balanced the customer base within each data center, the better we will be able to generate significant interconnection revenues, which in turn increases our overall revenues. Our ability to attract customers to our data centers will depend on a variety of factors, including the presence of multiple carriers, the mix of products and services offered by us, the overall mix of customers, the presence of key customers attracting business through vertical market ecosystems, the data center's operating reliability and security and our ability to effectively market our services. However, some of our customers may face competitive pressures and may ultimately not be successful or may be consolidated through merger or acquisition. If these customers do not continue to use our data centers it may be disruptive to our business. Finally, the uncertain economic climate may harm our ability to attract and retain customers if customers slow spending, or delay decision-making, on our products and services, or if customers begin to have difficulty paying us and we experience increased churn in our customer base. Any of these factors may hinder the development, growth and retention of a balanced customer base and adversely affect our business, financial condition and results of operations.

Certain of the properties in our portfolio have been owned or operated for a limited period of time, and we may not be aware of characteristics or deficiencies involving any one or all of them.

As of December 31, 2012, our portfolio of properties consisted of 14 operating data center facilities and multiple development projects. Eleven of our properties were acquired or developed by the Funds or their affiliates less than four years prior to the date of our IPO and we recently completed the initial development of one of these properties. Because these properties have been in operation for a relatively short period of time, we may be unaware of characteristics of or deficiencies in such properties that could adversely affect their valuation or revenue potential and such properties may not ultimately perform up to our expectations.

Our tax protection agreements could limit our ability to sell or otherwise dispose of certain properties.

We have agreed with each of the Funds or their affiliates that have directly or indirectly contributed their interests in the properties in our portfolio to our operating partnership that if we directly or indirectly sell, convey, transfer or otherwise dispose of all or any portion of these interests in a taxable transaction, we will make an interest-free loan to the contributors in an amount equal to the contributor's tax liabilities, based on an assumed tax rate. Any such loan would be repayable out of the after tax-proceeds (based on an assumed tax rate) of any distribution from the operating partnership to, or any sale of operating partnership units (or common stock issued by us in exchange for such units) by, the recipient of such loan, and would be non-recourse to the borrower other than with respect to such proceeds. These tax protection provisions apply for a period expiring on the earliest of (i) the seventh anniversary of the completion of our IPO and (ii) the date on which these contributors (or certain transferees) dispose in certain taxable transactions of 90% of the operating partnership units that were issued to them in connection with the contribution of these properties.

Increases in our property and other state and local taxes could adversely affect our ability to make distributions to our stockholders if they cannot be passed on to our customers.

We are subject to a variety of state and local taxes, including real and personal property taxes and sales and use taxes that may increase materially due to factors outside our control. In particular, taxes on our properties may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. We expect to be notified by local taxing authorities that the assessed values of certain of our properties have increased. We plan to appeal these increased assessments, but we may not be successful in our efforts. Furthermore, some of our properties may be reassessed retroactively to the date we or the Funds acquired the property, which could require us to make cumulative payments for multiple years. Our leases with our customers generally do not allow us to increase their rent as a result of an increase in property or other taxes. If property or other taxes increase and we cannot pass these increases on to our customers through increased rent for new leases or upon lease renewals, our result of operations, cash flow and ability to make distributions to our stockholders would be adversely affected.

The bankruptcy or insolvency of a major tenant may adversely affect the income produced by our properties.

If any tenant becomes a debtor in a case under the federal Bankruptcy Code, we cannot evict the tenant solely because of the bankruptcy. In addition, the bankruptcy court might authorize the tenant to reject and terminate its lease with us. Our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease. In either case, our claim for unpaid rent would likely not be paid in full. As of December 31, 2012, we had no material tenants in bankruptcy. Our revenue and cash available for distribution could be materially adversely affected if any of our significant tenants were to become bankrupt or insolvent, or suffer a downturn in its business, or fail to renew its lease or renew on terms less favorable to us than its current terms.

We are exposed to potential risks from errors in our financial reporting systems and controls, including the potential for material misstatements in our consolidated financial statements.

Section 404 of the Sarbanes-Oxley Act of 2002 requires companies to evaluate their internal control over financial reporting. We received an unqualified opinion regarding the effectiveness of our internal control over financial reporting as of December 31, 2012. However, we cannot be certain that our independent registered public accounting firm will issue unqualified reports in the future.

Our ability to manage our operations and growth will require us to improve our operational, financial and management controls, as well as our internal reporting systems and controls. We may not be able to implement improvements to our internal reporting systems and controls in an efficient and timely manner. In addition, internal reporting systems and controls are subject to human error.

Risks Related to the Real Estate Industry

Illiquidity of real estate investments, particularly our data centers, could significantly impede our ability to respond to adverse changes in the performance of our properties, which could harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties in our portfolio in response to adverse changes in the real estate market or in the performance of such properties may be limited, thus harming our financial condition. The real estate market is affected by many factors that are beyond our control, including:

- adverse changes in national and local economic and market conditions;
- changes in interest rates and in the availability, cost and terms of debt financing;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and costs of compliance therewith;
- the ongoing cost of capital improvements that are not passed onto our customers, particularly in older structures;
- changes in operating expenses; and
- civil unrest, acts of war, terrorist attacks and natural disasters, including earthquakes and floods, which may result in uninsured and underinsured losses.

The risks associated with the illiquidity of real estate investments are even greater for our data center properties. Our data centers are highly specialized real estate assets containing extensive electrical and mechanical systems that are uniquely designed to house and maintain our customers' equipment and, as such, have little, if any, traditional office space. As a result, most of our data centers are not suited for use by customers as anything other than as data centers and major renovations and expenditures would be required in order for us to re-lease data center space for more traditional commercial or industrial uses, or for us to sell a property to a buyer for use other than as a data center.

Environmental problems are possible and can be costly.

Environmental liabilities could arise and have a material adverse effect on our financial condition and performance. Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and remediate hazardous or toxic substances or petroleum product releases at or from the property. In addition, we could incur costs to comply with such laws and regulations, the violation of which could lead to substantial fines and penalties.

We may have to pay governmental entities or third parties for property damage and for investigation and remediation costs that they incurred in connection with any contamination at our current and former properties without regard to whether we knew of or caused the presence of the contaminants. Even if more than one person may have been responsible for the contamination, each person covered by these environmental laws may be held responsible for all of the clean-up costs incurred.

Some of our properties contain or may contain asbestos-containing building materials. Environmental laws may impose fines and penalties on building owners or operators who fail to properly manage and maintain these materials, notify and train persons who may come into contact with asbestos and undertake special precautions, and third parties could potentially seek recovery from owners or operators for any personal injury associated with exposure to asbestos-containing building materials.

Some of our properties may also contain or develop harmful mold or suffer from other air quality issues. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our customers, employees of our customers and others if property damage or health concerns arise.

We may incur significant costs complying with the Americans with Disabilities Act, or ADA, and similar laws, which could materially adversely affect our financial condition and operating results.

Under the ADA, all places of public accommodation must meet federal requirements related to access and use by disabled persons. A number of additional federal, state and local laws may also require modifications to our properties. We have not conducted an audit or investigation of all of our properties to determine our compliance with the ADA. If one of our properties is not in compliance with the ADA, we would be required to incur additional costs to bring the property into compliance. Additional federal, state and local laws may require modifications to our properties, or restrict our ability to renovate our properties. We cannot predict the ultimate amount of the cost of compliance with the ADA or other legislation. If we incur substantial costs to comply with the ADA and any other similar legislation, our financial condition and results of operations could be materially adversely affected.

We may be adversely affected by regulations related to climate change.

Climate change regulation is a rapidly developing area. Congress is currently considering new laws relating to climate change, including potential cap-and-trade systems, carbon taxes and other requirements relating to reduction of carbon footprints and/or greenhouse gas emissions. Other countries have enacted climate change laws and regulations and the United States has been involved in discussions regarding international climate change treaties. The U.S. Environmental Protection Agency, or EPA, and some of the states and localities in which we operate, have also enacted certain climate change laws and regulations and/or have begun regulating carbon footprints and greenhouse gas emissions. Although these laws and regulations have not had an adverse effect on our business to date, they could limit our ability to develop new facilities or result in substantial compliance costs, retrofit costs and construction costs, including capital expenditures for environmental control facilities and other new equipment. We could also face a negative impact on our reputation with the public if we violate climate change laws or regulations.

Risks Related to Our Organizational Structure

Our Board of Directors may change our major corporate, investment and financing policies without stockholder approval and those changes may adversely affect our business.

Our Board of Directors will determine our major corporate policies, including our acquisition, investment, financing, growth, operations, levels of indebtedness and distribution policies and whether to maintain our status as a REIT. Our Board of Directors may alter or eliminate our current corporate policies, including our policy on borrowing at any time without stockholder approval. Accordingly, while our stockholders have the power to elect or remove directors, our stockholders will have limited direct control over changes in our policies and those changes could adversely affect our business, financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

While the Funds and their affiliates do not control our company, they own a majority of our Operating Partnership and have the right initially to nominate two directors, and their interests may differ from or conflict with the interests of our stockholders.

As of December 31, 2012, the Funds or their affiliates had an aggregate beneficial ownership interest in our Operating Partnership of approximately 55.2% which, if exchanged for our common stock, would represent approximately 54.4% of our outstanding common stock. In addition, the operating agreement for our Operating Partnership grants the Funds and their affiliates the right to initially nominate two of the seven directors to our Board of Directors. As a result, the Funds and their affiliates have the ability to exercise substantial influence over our company, including with respect to decisions relating to our capital structure, issuing additional shares of our common stock or other equity securities, paying dividends, incurring additional debt, making acquisitions, selling properties or other assets, merging with other companies and undertaking other extraordinary transactions. In any of these matters, the interests of the Funds and their affiliates may differ from or conflict with the interests of our other stockholders. In addition, the Funds and their affiliates are in the business of making investments in companies and may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. The Funds and their affiliates may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue.

Our charter and bylaws contain provisions that may delay, defer or prevent an acquisition of our common stock or a change in control, which may not be in the best interests of our stockholders.

Our charter and bylaws contain a number of provisions, the exercise or existence of which could delay, defer or prevent a transaction or a change in control that might involve a premium price for our stockholders or otherwise be in their best interests, including the following:

- ***Our Charter Contains Restrictions on the Ownership and Transfer of Our Stock.*** In order to assist us in complying with the limitations on the concentration of ownership of REIT stock imposed by the Code on REITs, our charter generally prohibits any person or entity (other than a person who or entity that has been granted an exception as described below) from actually or constructively owning more than 9.8% (by value or by number of shares, whichever is more restrictive) of our common stock, 9.8% (by value or by number of shares, whichever is more restrictive) of our outstanding shares of any series of preferred stock, or more than 9.8% (by value) of our capital stock. The value and number of the outstanding shares of common stock and preferred stock, and the value of the outstanding shares of capital stock shall be determined by the Board of Directors in good faith, which shall be conclusive for all purposes. We refer to these restrictions as the ownership limits. Our charter permits our Board of Directors to make, and our Board of Directors has made, certain exceptions to these ownership limits, where our Board of Directors has determined that such exceptions would not cause us to fail to qualify as a REIT. Our Board of Directors has granted exemptions from the ownership limits to the Funds and their affiliates, as well as to one registered broker-dealer who holds shares of our common stock for the benefit of multiple shareholders, none of whom individually holds more than 9.8% of our capital stock, and one registered broker-dealer with respect solely to shares of our preferred stock. Any attempt to own or transfer shares of our capital stock in excess of the ownership limits without the consent of our Board of Directors will result in the automatic transfer of the shares (and all dividends thereon) to a charitable trust. These ownership limitations may prevent a third party from acquiring control of us if our Board of Directors does not grant an exemption from the ownership limitations, even if our stockholders believe the change in control is in their best interests.

- ***Our Charter Grants Our Board of Directors the Right to Classify or Reclassify Any Unissued Shares of Capital Stock, Increase or Decrease the Authorized Number of Shares and Establish the Preference and Rights of Any Preferred Stock without Stockholder Approval.*** Our charter provides that the total number of shares of stock of all classes that we currently have authority to issue is 120,000,000, initially consisting of 100,000,000 shares of common stock and 20,000,000 shares of preferred stock. Our Board of Directors has the authority, without a stockholders' vote, to classify or reclassify any unissued shares of stock, including common stock, into preferred stock or vice versa, to increase or decrease the authorized number of shares of common stock and preferred stock and to establish the preferences and rights of any preferred stock or other class or series of shares to be issued. Because our Board of Directors has the power to establish the preferences and rights of additional classes or series of stock without a stockholders' vote, our Board of Directors may give the holders of any class or series of stock preferences, powers and rights, including voting rights, senior to the rights of holders of existing stock.

Certain provisions of Maryland law may limit the ability of a third party to acquire control of us.

Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

- ***"business combination"*** provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding shares of voting stock or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation) or an affiliate of any interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder and thereafter imposes two super-majority stockholder voting requirements on these combinations; and
- ***"control share"*** provisions that provide that "control shares" of our company (defined as voting shares of stock which, when aggregated with all other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition

of ownership or control of "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all of the votes entitled to be cast on the matter, excluding all interested shares.

We have opted out of these provisions of the MGCL, in the case of the business combination provisions of the MGCL, by resolution of our Board of Directors and, in the case of the control share provisions of the MGCL, by a provision in our bylaws. However, our Board of Directors may elect to opt into these provisions, if approved by our stockholders by the affirmative vote of a majority of votes cast and with the consent of the Funds or their affiliates, provided that the consent of the Funds will not be required unless, in the case of the control share provisions, such provisions would apply to the Funds and their affiliates or in either case at such time they own less than 10% of our outstanding common stock (assuming all operating partnership units are exchanged into common stock).

Additionally, Title 3, Subtitle 8 of the MGCL permits our Board of Directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain takeover defenses, such as a classified board, some of which we do not yet have.

Preferred stock is senior to our common stock upon liquidation and for the purpose of distributions and may cause the market price of our common stock to decline.

In December 2012, we sold 4.6 million shares of 7.25% Series A Cumulative Redeemable Preferred Stock in an underwritten public offering. Upon liquidation, holders of our shares of preferred stock will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. As acquisition or development opportunities arise from time to time, we may issue additional shares of common stock or preferred stock to raise the capital necessary to finance these acquisitions or developments or may issue common stock or preferred stock or OP units, which are redeemable for, at our option, cash or our common stock on a one-to-one basis, to acquire such assets. Such issuances could result in dilution of stockholders' equity. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their interest.

Risks Related to Our Status as a REIT

Failure to qualify as a REIT would have material adverse consequences to us and the value of our stock.

We have elected to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes under the Code. However, we cannot assure you that we will remain qualified as a REIT. If, in any taxable year, we lose our REIT status, we will face serious tax consequences that would substantially reduce our cash available for distribution to you for each of the years involved because:

- we would not be allowed a deduction for distributions to stockholders in computing our taxable income and we would be subject to federal income tax, including any alternative minimum tax, at regular corporate rates;
- we could be subject to possibly increased state and local taxes; and
- unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

Our failure to qualify as a REIT could also impair our ability to expand our business and raise capital, and would materially adversely affect the value of our common stock and preferred stock.

We have limited operating history as a REIT and a public company, which could hinder our ability to successfully manage our business.

We have limited operating history as a REIT and a public company. Although certain of our executive officers and directors have experience in the real estate industry, and Mr. Ray, our President and Chief Executive Officer, Mr. Finnin, our Chief Financial Officer, and Derek McCandless, our General Counsel have considerable experience with publicly traded REITs, there is no assurance that our past experience will be sufficient to operate a business in accordance with the Code requirements for REIT qualification or in accordance with the requirements of the SEC and the NYSE for public companies. We are required to develop and implement substantial control systems and procedures in order to qualify and maintain our qualification as a REIT, satisfy our periodic and current reporting requirements under applicable SEC regulations and comply with NYSE listing standards. As a result, we incur significant legal, accounting and other expenses that we did not incur as a private company and our management and other personnel need to devote a substantial amount of time to comply with these rules and regulations and establish the corporate infrastructure and controls demanded of a publicly traded REIT. If our finance and accounting organization is unable for any reason to respond adequately to the demands of being a publicly held company, the quality and timeliness of our financial reporting may suffer and we could experience significant deficiencies or material weaknesses in our disclosure controls and procedures or in our internal control over financial reporting. An inability to establish and maintain effective disclosure controls and procedures and internal control over financial reporting could cause us to fail to meet our reporting obligations under the Exchange Act on a timely basis or result in material misstatements or omissions in our Exchange Act reports.

Failure to qualify as a domestically controlled REIT could subject our non-U.S. stockholders to adverse federal income tax consequences.

We will remain a domestically controlled REIT if, at all times during a specified testing period, less than 50% in value of our shares is held directly or indirectly by non-U.S. stockholders. However, because our shares are publicly traded, we cannot guarantee that we will maintain the qualifications to be a domestically-controlled REIT. If we fail to qualify as a domestically-controlled REIT, our non-U.S. stockholders that otherwise would not be subject to federal income tax on the gain attributable to a sale of our shares of common stock would be subject to taxation upon such a sale if either (1) the shares of common stock were not considered to be regularly traded under applicable Treasury Regulations on an established securities market, such as the NYSE, or (2) the selling non-U.S. stockholder owned, actually or constructively, more than 5% in value of the outstanding shares of common stock being sold during specified testing periods. If gain on the sale or exchange of our shares of common stock was subject to taxation for these reasons, the non-U.S. stockholder would be subject to regular U.S. income tax with respect to any gain on a net basis in a manner similar to the taxation of a taxable U.S. stockholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals, and corporate non-U.S. stockholders may be subject to an additional branch profits tax.

Our cash available for distribution to stockholders may not be sufficient to pay distributions at expected levels or at all, and we may be required to borrow funds on a short-term basis during unfavorable market conditions.

In order to maintain our qualification as a REIT, we are required under the Code to distribute at least 90% of our net taxable income annually to our stockholders. In any period our net taxable income may be greater than our cash flow from operations, requiring us to fund such distributions from other sources, including borrowed funds, even if the market conditions are not favorable for these borrowings. In addition, we may become party to debt agreements that include cash management or similar provisions, pursuant to which revenues generated by properties subject to such indebtedness are immediately, or upon the occurrence of certain events, swept into an account for the benefit of the lenders under such debt agreements, which revenues would typically only become available to us after the funding of reserve accounts for, among other things, debt service, taxes, insurance and leasing commissions. In any event, if our properties do not generate sufficient cash flow to satisfy our REIT distribution obligations, we may be required to fund distributions from working capital, borrowings under our revolving credit facility, the sale of assets or debt or equity financing, some or all of which may not be available or may not be available on favorable market conditions. As a result, any failure to generate cash greater than our REIT distribution obligation could have a material adverse effect on the price of our common stock.

Applicable REIT laws may restrict certain business activities.

As a REIT we are subject to various restrictions on our income, assets and activities. These include restrictions on our ability to pursue certain strategic acquisitions or business combinations and our ability to enter into other lines of business. Due to these restrictions, we anticipate that we will conduct certain business activities, such as interconnection services, in one or more taxable REIT subsidiaries. Our taxable REIT subsidiaries are taxable as regular C corporations and are subject to federal, state, local and, if applicable, foreign taxation on their taxable income at applicable corporate income tax rates. However, we may still be limited in the business activities we can pursue.

Despite our REIT status, we remain subject to various taxes.

Notwithstanding our status as a REIT, we will be subject to certain federal, state and local taxes on our income and property. For example, we will pay tax on certain types of income that we do not distribute and we will incur a 100% excise tax on transactions with our TRS entities that are not conducted on an arm's length basis. Moreover, our TRS entities are taxable as a regular C corporation and will pay federal, state and local income tax on its net income at the applicable corporate rates.

If the structural components of our properties were not treated as real property for purposes of the REIT qualification requirements, we would fail to qualify as a REIT.

A significant portion of the value of our properties is attributable to structural components related to the provision of electricity, heating, ventilation and air conditioning, humidification regulation, security and fire protection, and telecommunication services. We have received a private letter ruling from the Internal Revenue Service (the "IRS"), holding, among other things, that our buildings, including the structural components, constitute real property for purposes of the REIT qualification requirements. We are entitled to rely upon that private letter ruling only to the extent that we did not misstate or omit a material fact in the ruling request we submitted to the IRS and that we operate in the future in accordance with the material facts described in that request. Moreover, the IRS, in its sole discretion, may revoke the private letter ruling. If our structural components are subsequently determined not to constitute real property for purposes of the REIT qualification requirements, including as a result of our being unable to rely upon the private letter ruling or the IRS revoking that ruling, we would fail to qualify as a REIT, which could have a material adverse effect on the value of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The information set forth under the caption "Our Portfolio" in Item 1 of this Annual Report is incorporated by reference herein.

Performance Graph

The following line graph sets forth, for the period from September 23, 2010, through December 31, 2012, a comparison of the percentage change in the cumulative total stockholder return on our common stock compared to the cumulative total return of the S&P 500 Market Index and the MSCI US REIT Index ("RMS"). The graph assumes that $100 was invested on September 23, 2010, in shares of our common stock and each of the aforementioned indices and that all dividends were reinvested without the payment of any commissions. There can be no assurance that the performance of our shares will continue in line with the same or similar trends depicted in the graph below.



$200.0
$180.0
$160.0
$140.0
$120.0
$100.0
$80.0
COR
MSCI US
S&P 500
Sep 23, 2010
Sep 30, 2010
Dec 31, 2010
Mar 31, 2011
Jun 30, 2011
Sep 30, 2011
Dec 31, 2011
Mar 31, 2012
Jun 30, 2012
Sep 30, 2012
Dec 31, 2012

Pricing Date	COR	S&P 500	MSCI US REIT
September 23, 2010	$100.0	$100.0	$100.0
September 30, 2010	$102.4	$101.5	$101.7
December 31, 2010	$ 86.0	$112.4	$109.2
March 31, 2011	$100.7	$119.1	$116.3
June 30, 2011	$105.1	$119.2	$120.5
September 30, 2011	$ 92.8	$102.6	$103.0
December 31, 2011	$116.4	$114.8	$118.7
March 31, 2012	$155.2	$129.2	$131.5
June 30, 2012	$171.1	$125.7	$136.4
September 30, 2012	$179.8	$133.7	$136.4
December 31, 2012	$186.4	$133.2	$140.0

SALES OF UNREGISTERED EQUITY SECURITIES

None.

REPURCHASES OF EQUITY SECURITIES

None.

ITEM 6. SELECTED FINANCIAL DATA

On September 28, 2010, we closed our IPO and completed the acquisition of our Predecessor and the CoreSite Acquired Properties. As such, the financial condition and results of operations for the entities acquired by our Predecessor in connection with the IPO and related formation transactions are only included in the condensed consolidated financial statements since the date of the transactions. Prior to September 28, 2010, the date of these transactions, the condensed consolidated financial statements include only the activities and capital structure of our Predecessor.

	The Company			Historical Predecessor		
(in thousands except per share data)	Year ended December 31, 2012	Year ended December 31, 2011	For the period September 28, 2010, through December 31, 2010	For the period January 1, 2010, through September 27, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Statement of Operations Data						
Operating revenues	$ 206,934	$ 172,846	$ 38,352	$35,557	$28,831	$ 15,581
Operating expenses:						
Property operating and maintenance	61,235	55,049	12,107	14,272	13,954	11,258
Real estate taxes and insurance	8,765	9,119	1,642	1,262	1,787	2,125
Management fees to related party	—	—	—	3,582	2,244	1,523
Depreciation and amortization	64,327	68,967	19,146	11,848	11,193	7,966
Sales and marketing	10,330	5,744	1,341	125	135	170
General and administrative	25,910	21,846	4,987	2,258	1,401	1,325
Rent	18,711	18,336	4,551	2,177	2,816	2,624
Transaction costs	613	875	3,275	—	—	—
Total operating expenses	189,891	179,936	47,049	35,524	33,530	26,991
Operating income (loss)	17,043	(7,090)	(8,697)	33	(4,699)	(11,410)
Gain on early extinguishment of debt	—	939	—	—	—	—
Interest income	13	117	77	2	3	17
Interest expense	(5,236)	(5,275)	(2,325)	(1,590)	(2,343)	(2,495)
Income (loss) before income taxes	11,820	(11,309)	(10,945)	(1,555)	(7,039)	(13,888)
Income tax (expense) benefit	(1,104)	530	223	—	—	—
Net income (loss)	10,716	(10,779)	(10,722)	(1,555)	(7,039)	(13,888)
Net income (loss) attributable to noncontrolling interests	5,668	(6,168)	(7,371)	—	—	—
Net income (loss) attributable to CoreSite Realty Corporation	$ 5,048	$ (4,611)	$ (3,351)	$(1,555)	$(7,039)	$(13,888)
Earnings Per Share						
Net income (loss) per share attributable to common shares						
Basic	$ 0.22	$ (0.24)	$ (0.17)			
Diluted	0.22	(0.24)	(0.17)			
Weighted average common shares outstanding						
Basic	20,537,946	19,609,375	19,458,605			
Diluted	20,992,290	19,609,375	19,458,605			
Dividends declared per common share	$ 0.81	$ 0.57	$ 0.13			

	The Company			Historical Predecessor	
Balance Sheet Data	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008
Net investments in real estate	$721,633	$674,168	$589,679	$218,055	$197,493
Total Assets	845,332	808,226	833,026	239,420	213,846
Revolving credit facility	—	5,000	—	—	—
Mortgages and notes payable	59,750	116,864	124,873	62,387	52,530
Noncontrolling interests in operating partnership	372,544	387,379	422,226	—	—
Stockholders' equity / members' equity	710,773	232,808	232,239	162,338	149,103

(in thousands)	The Company: Year ended December 31, 2012	The Company: Year ended December 31, 2011	The Company: For the period September 28, 2010 through December 31, 2010	Historical Predecessor: For the period January 1, 2010 through September 27, 2010	Historical Predecessor: Year ended December 31, 2009	Historical Predecessor: Year ended December 31, 2008
Net income (loss)	$10,716	$(10,779)	$(10,722)	$(1,555)	$(7,039)	$(13,888)
Real estate depreciation and amortization	61,700	67,673	18,936	11,748	11,193	7,966
Preferred Stock Dividends	(440)	—	—	—	—	—
FFO attributable to common shares and units	$71,976	$ 56,894	$ 8,214	$10,193	$ 4,154	$ (5,922)

(1) We consider funds from operations ("FFO"), a non-GAAP measure, to be a supplemental measure of our performance which should be considered along with, but not as an alternative to, net income and cash provided by operating activities as a measure of operating performance and liquidity. We calculate FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts ("NAREIT"). FFO represents net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of property and impairment write-downs of depreciable real estate, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures.

Our management uses FFO as a supplemental performance measure because, in excluding real estate related depreciation and amortization and gains and losses from property dispositions, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs.

We offer this measure because we recognize that FFO will be used by investors as a basis to compare our operating performance with that of other REITs. However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions, nor the level of capital expenditures and capitalized leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our financial condition and results from operations, the utility of FFO as a measure of our performance is limited. FFO is a non-GAAP measure and should not be considered a measure of liquidity, an alternative to net income, cash provided by operating activities or any other performance measure determined in accordance with GAAP, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. In addition, our calculations of FFO are not necessarily comparable to FFO as calculated by other REITs that do not use the same definition or implementation guidelines or interpret the standards differently from us. Investors in our securities should not rely on these measures as a substitute for any GAAP measure, including net income.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our results of operations, financial condition and liquidity in conjunction with our consolidated financial statements and the related notes included elsewhere in this report. Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to our plans and strategies for our business, statements regarding the industry outlook, our expectations regarding the future performance of our business and the other non-historical statements contained herein are forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements." You should also review the "Risk Factors" in Item IA. of this report for a discussion of important factors that could cause actual results to differ materially from the results described herein or implied by such forward-looking statements.

Overview

We are an owner, developer and operator of strategically located data centers in some of the largest and fastest growing data center markets in the United States, including Los Angeles, the San Francisco Bay and Northern Virginia areas, Chicago, Boston, New York City, Miami and Denver. Our high-quality data centers feature ample and redundant power, advanced cooling and security systems and many are points of dense network interconnection. We are able to satisfy the full spectrum of our customers' data center requirements by providing data center space ranging in size from an entire building or large dedicated suites to a cage or cabinet. We lease our space to a broad and growing customer base ranging from enterprise customers to less space-intensive, more network-centric customers. Our operational flexibility allows us to selectively lease data center space to its highest and best use depending on customer demand, regional economies and property characteristics.

As of December 31, 2012, with the exception of NY2, which was acquired February 7, 2013, our property portfolio included 14 operating data center facilities and multiple development projects, which collectively comprise over 2.7 million NRSF, of which approximately 1.2 million NRSF is existing data center space. These properties include 358,929 NRSF of space readily available for lease, of which 278,120 NRSF is available for lease as data center space. Including the space currently under construction or in preconstruction at December 31, 2012, vacant space and land targeted for future development and NY2, we own land and buildings sufficient to develop over 1.2 million NRSF of data center space, comprised of (1) 94,650 NRSF space under construction as of December 31, 2012, (2) 216,250 NRSF planned to commence development during 2013 at NY2 and on land that we currently own at VA2 and our Santa Clara Campus, and (3) 894,286 NRSF at multiple facilities, as shown on the development table on page 9, that may be developed over time based on market supply, demand and our financing capabilities.

Results of Operations

Prior to the closing of our IPO on September 28, 2010, we had no corporate activity other than the issuance of shares of common stock in connection with the initial capitalization of our company. The results of operations for the year ended December 31, 2010, reflect the financial condition and results of operations of our Predecessor, together with the CoreSite Acquired Properties, from September 28, 2010, the date of acquisition. The contribution or acquisition of interests in the CoreSite Acquired Properties was accounted for as an acquisition by our Predecessor under the acquisition method of accounting and recognized at the estimated fair value of acquired assets and assumed liabilities on the date of the contribution. Our results of operations may therefore not be indicative of our future results of operations.

Factors which May Influence our Results of Operations

Operating Revenue. Our ability to increase operating revenue generated by the properties in our portfolio, including rental, interconnection and power revenue, depends principally on our ability (i) to maintain the historical occupancy rates of currently leased space (ii) to lease currently available space and space that becomes available from leases that expire or are terminated at or in excess of current rental rates and (iii) to increase the number of interconnections provided to current customers. As of December 31, 2012, our operating data center facilities are 77.0% leased. Negative trends in one or more of these factors could adversely affect our operating revenue in future periods. Future economic downturns or regional downturns affecting our markets or downturns in the technology industry that impair our ability to renew or re-lease space and the ability of our customers to fulfill their lease commitments, as in the case of customer bankruptcies, could adversely affect our ability to maintain or increase operating revenue at our properties.

As of December 31, 2012, we had 1,315 leases with over 750 customers, the majority of our leases contained annual base rent escalations that were either fixed (generally ranging from 2% to 4%) or indexed based on a consumer price index or other similar inflation related index.

Operating expenses. Our operating expenses consist of utilities, site maintenance, real estate taxes and insurance, as well as rental expenses on our properties in which we hold a leasehold interest. Our buildings require significant power to support data center operations. Substantially all of our data center NRSF is subject to the breakered-amp or sub-metered (branch circuit monitoring) pricing models. We recover all or substantially all of our electricity costs for our leased data center space under either model. Under the sub-metered model, a customer pays us monthly for the power attributable to its equipment in the data center as well as for its ratable allocation of the power used to provide the cooling, lighting, security and other requirements supporting the data center, in each case, at a rate substantially equivalent to our then current cost of electricity. Under the breakered-amp model, a customer pays a fixed monthly fee per committed available ampere of connected power. The extent to which this fixed monthly fee correlates to the monthly amount we pay to our utility provider for electricity at each data center facility varies depending upon the amount of power each customer utilizes each month relative to the amount of committed power purchased.

Scheduled Lease Expirations. Our ability to re-lease expiring space at rental rates equal to or in excess of current rental rates materially affects our results of operations. As of December 31, 2012, approximately 358,929 NRSF of our portfolio represented currently available space. Leases representing approximately 16.1% and 19.0% of the NRSF across our portfolio are scheduled to expire during the years ending December 31, 2013, and 2014, respectively. The leases scheduled to expire in 2013 and 2014 also represent approximately 24.5% and 24.6%, respectively, of our annualized rent as of December 31, 2012.

We continue to see strong demand in our markets for data center space and expect the rental rates we are likely to achieve on any new or renewed leases for 2013 and 2014 expirations will generally be higher than the rates currently being paid for the same space. For the year ended December 31, 2012, rents on re-leased/renewed space increased by an average of 12.1% on a GAAP basis compared to the expiring rents for the same space. Our past performance may not be indicative of future results, and we cannot assure you that leases will be renewed or that our properties will be re-leased at all or at rental rates equal to or above the current average rental rates. Further, re-leased/renewed rental rates in a particular market may not be consistent with rental rates across our portfolio as a whole due to a number of factors, including local real estate conditions, local supply and demand for data center space, the condition of the property and whether the property, or space within the property, has been developed.

Acquisitions, Development and Financing. Our ability to grow rental income depends on our ability to acquire, develop and lease data center space at favorable rental rates. As of December 31, 2012, we had approximately 1.2 million NRSF of future development and under development space or approximately 43.2% of the total space in our portfolio. We generally fund the cost of data center development from additional capital, which, for future developments, we would expect to obtain primarily through our revolving credit facility and then other unsecured and secured borrowings, construction financings and the issuance of additional equity and debt securities, when market conditions permit. If we cannot obtain capital when needed or on favorable terms, we may not be able to acquire or develop properties when strategic opportunities arise.

Conditions in Significant Markets. Our operating properties are located in Los Angeles, the San Francisco Bay and Northern Virginia areas, Boston, Chicago, New York City, Miami and Denver. These markets comprised 30.6%, 27.4%, 19.1%, 8.3%, 8.2%, 4.2%, 1.4%, and 0.8%, of our annualized rent as of December 31, 2012. Positive or negative changes in conditions in these markets will impact our overall performance.

Year Ended December 31, 2012, Compared to Year Ended December 31, 2011

	Year ended December 31, 2012	Year ended December 31, 2011	$ Change	% Change
		(in thousands)		
Operating Revenue	$206,934	$172,846	$34,088	19.7%
Operating Expense	189,891	179,936	9,955	5.5%
Interest Expense	5,236	5,275	(39)	−0.7%
Net income (loss)	10,716	(10,779)	21,495	199.4%

Operating Revenue. Operating revenue for the year ended December 31, 2012, was $206.9 million. This includes rental revenue of $123.4 million, power revenue of $53.6 million, interconnection of $20.9 million and tenant reimbursement and other revenue of $9.1 million. This compares to operating revenue of $172.8 million for the year ended December 31, 2011. The increase of $34.1 million, or 19.7%, was partially due to the placement into service of three computer rooms at our newest data center, SV4 during 2012 and the completion and subsequent leasing of expansion space at VA1 and CH1. Approximately 109,000 NRSF of new and expansion leases commenced during 2012 and we achieved 12.1% rent growth on lease renewals. Also, we grew our interconnection services and increased interconnection prices during 2012.

Operating Expenses. Operating expenses for the year ended December 31, 2012, were $189.9 million compared to $179.9 million for the year ended December 31, 2011. The increase of $10.0 million, or 5.5%, was primarily due to additional property operating and maintenance expense associated with the placement into service of three computer rooms at our newest data center, SV4, during 2012, the completion of expansion space at VA1 and CH1 and an increase in sales and marketing expense and general and administrative expense due to increased employee head count. Additionally, general and administrative expense increased by $1.8 million due to the settlement of two outstanding litigation matters. The increases were partially offset by a decrease in depreciation and amortization expense due to the short-term useful life of the lease intangibles acquired in connection with our IPO.

Interest Expense. Interest expense, including amortization of deferred financing costs, for the year ended December 31, 2012, was $5.2 million compared to interest expense of $5.3 million for the year ended December 31, 2011. The decrease in interest was primarily due to an increase in capitalized interest due to the number of ongoing development projects partially offset by a higher average debt balance during the year ended December 31, 2012.

Net Income (Loss). Net income for the year ended December 31, 2012, was $10.7 million compared to a net loss of $10.8 million for the year ended December 31, 2011. The increase of $21.5 million was primarily due to the increased operating revenue from the placement into service of additional space at several data centers, the increase in the prices and volume of interconnection services and the decrease in depreciation and amortization expense due to the short-term useful life of the lease intangibles acquired in connection with our IPO. These increases were partially offset by the $10 million increase in operating expenses and a $0.9 million gain on early extinguishment of debt which occurred during the year ended December 31, 2011.

Year Ended December 31, 2011, Compared to Year Ended December 31, 2010

	The Company		The Predecessor	Total Company and Predecessor		
	Year ended December 31, 2011	For the period September 28, 2010 through December 31, 2010	For the period January 1, 2010 through September 27, 2010	Year ended December 31, 2010	$ Change	% Change
			(in thousands)			
Operating Revenue	$172,846	$ 38,352	$35,557	$ 73,909	$98,937	133.9%
Operating Expense	179,936	47,049	35,524	82,573	97,363	117.9%
Interest Expense	5,275	2,325	1,590	3,915	1,360	34.7%
Net loss	(10,779)	(10,722)	(1,555)	(12,277)	1,498	−12.2%

Operating Revenue. Operating revenue for the year ended December 31, 2011, was $172.8 million. This includes rental revenue of $108.6 million, power revenue of $43.4 million, interconnection revenue of $12.2 million and tenant reimbursement and other revenue of $8.7 million. This compares to revenue of $73.9 million for the year ended December 31, 2010. The increase of $98.9 million, or 133.9%, was due primarily to the acquisition of the CoreSite Acquired Properties on September 28, 2010.

Operating Expenses. Operating expenses for the year ended December 31, 2011, were $179.9 million compared to $82.6 million for the year ended December 31, 2010. The increase of $97.4 million, or 117.9%, was primarily due to the acquisition of the CoreSite Acquired Properties and the resulting internalization of the management function through the acquisition of CoreSite, LLC, our management company. These costs were partially offset by a decrease in transaction costs for potential acquisition deals that did not occur.

Interest Expense. Interest expense, including amortization of deferred financing costs, for the year ended December 31, 2011, was $5.3 million compared to interest expense of $3.9 million for the year ended December 31, 2010. The increase in interest expense was due to increased debt balances from the acquisition of the CoreSite Acquired Properties. The increase in interest expense was partially offset by an increase in capitalized interest due to the increase in properties under development.

Net Loss. Net loss for the year ended December 31, 2011, was $10.8 million compared to a net loss of $12.3 million for the year ended December 31, 2010. The decreased net loss of $1.5 million was primarily due to increased operating revenue from the acquisition of the CoreSite Acquired Properties and a reduction in transaction costs associated with our acquisition of the CoreSite Acquired Properties. These increases were partially offset by the acquisition of the CoreSite Acquired Properties and the resulting internalization of the management function through the acquisition of CoreSite, LLC, our management company, and increased interest expense.

Liquidity and Capital Resources

Discussion of Cash Flows

Year Ended December 31, 2012, Compared to Year Ended December 31, 2011

Net cash provided by operating activities was $68.6 million for the year ended December 31, 2012, compared to $61.2 million for the year ended December 31, 2011. The increased cash provided by operating activities of $7.4 million was primarily due to the placement into service and subsequent leasing of data center space and an increase in the price and volume of interconnection services year-over-year.

Net cash used in investing activities decreased by $28.8 million to $83.8 million for the year ended December 31, 2012, compared to $112.6 million for the year ended December 31, 2011. This decrease was primarily due to a decrease in cash used for capital expenditures related to development of data center space. During the years ended December 31, 2012, and 2011, we placed into service 139,671 NRSF and 65,006 NRSF, respectively. Of the 139,671 NRSF placed into service during the year ended December 31, 2012, a large portion of the development costs were paid during the year ended December 31, 2011.

Net cash provided by financing activities was $16.7 million for the year ended December 31, 2012, compared to net cash used in financing activities of $28.3 million for the year ended December 31, 2011. The increase in cash provided by financing activities of $45.0 million was primarily due to the $110.8 million proceeds from the sale of our 7.25% Series A Cumulative Redeemable Preferred Stock in December 2012. We used these proceeds to repay outstanding mortgage loans and borrowings under our revolving credit facility during 2012. Also, we increase our dividends paid during 2012.

Analysis of Liquidity and Capital Resources

As of December 31, 2012, we had $8.1 million of cash and equivalents, excluding $0.5 million of restricted cash. Restricted cash primarily consists of interest bearing cash deposits required by the terms of our loans and cash impound accounts for real estate taxes and insurance as required by our mortgage loans. During the year ended December 31, 2012, restricted cash decreased by $8.8 million primarily due to the release of lender held escrows for the SV1 mortgage loan. The loan agreement required us to fund a specified amount of capital improvements at SV1 which were completed during 2012, and the lender released the escrows.

We have an effective shelf registration statement filed on September 28, 2011, that allows us to register unspecified various classes of equity and debt securities. On December 12, 2012, we issued 4.6 million shares of 7.25% Series A Cumulative Redeemable Preferred Stock for total net proceeds, after underwriting discounts and offering expenses, of $110.6 million, including the proceeds from the exercise of the full underwriters' over-allotment option. The net proceeds received were used to repay $77.8 million of borrowing under our revolving credit facility, the full amount of the mortgage loan payable of $31.6 million encumbering our VA1 property and for general corporate purposes, including development opportunities.

Our short-term liquidity requirements primarily consist of funds needed for future distributions to common and preferred stockholders and holders of our operating partnership units, interest expense, operating costs including utilities, site maintenance costs, real estate and personal property taxes, insurance, rental expenses and selling, general and administrative expenses and certain capital expenditures, including for the development of data center space during the next 12 months. Subject to our ability to obtain capital with favorable terms, our anticipated development activity over the next 12 months will require approximately $200 million to $225 million of investment to expand our operating data center portfolio. We expect to meet our short and long-term liquidity requirements through net cash provided by operations and by incurring additional indebtedness, including by drawing on our revolving credit facility. Subsequent to December 31, 2012, we entered into a Second Amended and Restated Credit Agreement, which increased our borrowing capacity to $355.0 million. At December 31, 2012, we had no outstanding balance on the revolving credit facility.

Our ability to borrow under the Second Amended and Restated Agreement is subject to ongoing compliance with a number of financial covenants and other customary restrictive covenants. As of December 31, 2012, we were in compliance with the covenants under our Second Amended and Restated Credit Agreement.

Our long-term liquidity requirements primarily consist of the costs to fund the development of the Santa Clara Campus, the One Wilshire Campus, VA2, NY2, future development of other space in our portfolio not currently scheduled, property acquisitions, future distributions to common and preferred stockholders and holders of our operating partnership units, scheduled debt maturities and capital improvements. We expect to meet our long-term liquidity requirements primarily by incurring long-term indebtedness, such as property mortgage loans, and drawing on our revolving credit facility. We also may raise capital in the future through the issuance of additional equity or debt securities, subject to prevailing market conditions, and/or through the issuance of operating partnership units. However, there is no assurance that we will be able to successfully raise additional capital on acceptable terms or at all.

Inflation

Many of our leases provide for separate real estate tax and operating expense escalations. In addition, many of the leases provide for fixed base rent increases. We believe that inflationary increases may be at least partially offset by the contractual rent increases and expense escalations described above.

Indebtedness

A summary of outstanding indebtedness as of December 31, 2012 and 2011 is as follows (in thousands):

	Interest Rate	Maturity Date	December 31, 2012	December 31, 2011
SV1—Mortgage loan	3.71% and 3.75% at December 31, 2012, and 2011, respectively	October 9, 2014	$59,750	$ 60,000
Revolving credit facility	2.46% and 2.54% at December 31, 2012, and 2011, respectively	January 3, 2017	—	5,000
CH1—Senior mortgage loan	Repaid in March 2012	N/A	—	25,000
VA1—Mortgage loan	Repaid in December 2012	N/A	—	31,864
Total principal outstanding			$59,750	$121,864

As of December 31, 2012, we were in compliance with the covenants under our revolving credit facility and the SV1 mortgage loan. For additional information with respect to our outstanding indebtedness as of December 31, 2012, and December 31, 2011, as well as the available credit under our existing revolving credit facility, debt covenant requirements, and future debt maturities, refer to Note 8 "Debt" in "Financial Statements and Supplementary Data" included in the Annual Report.

Contractual Obligations and Off-Balance Sheet Arrangements

The following table summarizes our contractual obligations and off-balance sheet arrangements as of December 31, 2012, including the maturities and scheduled principal repayments of indebtedness (in thousands):

Obligation	2013	2014	2015	2016	2017	Thereafter	Total
Operating leases	$18,149	$18,336	$18,014	$17,752	$16,287	$72,518	$161,056
Mortgages payable(1)	3,700	59,850	—	—	—	—	63,550
Construction Contracts(2)	35,034	—	—	—	—	—	35,034
Other(3)	6,667	1,125	989	527	142	745	10,195
Total	$63,550	$79,311	$19,003	$18,279	$16,429	$73,263	$269,835

(1) Includes $59.8 million of mortgage principal payments and annual interest payments until debt maturity of $2.2 million in 2013 and $1.6 million in 2014. The mortgage payable is subject to variable rates and we estimated payments based on the interest rate as of December 31, 2012.

(2) Obligations for construction contracts for properties under construction and other capital improvements.

(3) Obligations for tenant improvement work at SV1, power contracts, and telecommunications leases.

Other Off-Balance Sheet Arrangements

As of December 31, 2012, other than our operating leases, construction contracts and other items disclosed above, we did not have any other off-balance sheet arrangements.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of these financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Our actual results may differ from these estimates. We have provided a summary of our significant accounting policies in Note 2 "Summary of Significant Accounting Policies in "Financial Statements and Supplementary Data" included in this Annual Report. We describe below those accounting policies that require material subjective or complex judgments and that have the most significant impact on our financial condition and results of operations. Our management evaluates these estimates on an ongoing basis, based upon information currently available and on various assumptions management believes are reasonable as of the date hereof.

Acquisition of Real Estate. We apply purchase accounting to the assets and liabilities related to all of our real estate investments acquired. Accordingly, we are required to make subjective assessments to allocate the purchase price paid to the acquired tangible assets, consisting primarily of land, building and improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and lease origination costs. These allocation assessments involve significant judgment and complex calculations and have a direct impact on our results of operations.

Capitalization of Costs. Capitalized lease commissions consist of commissions paid to third party leasing agents and internal sales commissions paid to employees for the successful execution of lease agreements. During the years ended December 31, 2012, 2011, for the period from September 28, 2010 to December 31, 2010, and for the period from January 1, 2010 to September 27, 2010, we capitalized $2.7 million, $2.3, million, $0.3 million and $3.9 million, respectively, of internal sales commissions.

Direct and indirect costs that are clearly associated with the development of properties are capitalized as incurred. During the land development and construction periods, we capitalize construction costs, legal fees, financing costs, real estate taxes and insurance and internal costs of personnel performing development, if such costs are incremental and identifiable to a specific development project. We cease cost capitalization on development space once the space is ready for its intended use and held available for occupancy. Indirect costs that do not clearly relate to the projects under development are not capitalized and are charged to expense as incurred. Indirect costs capitalized for the years ended December 31, 2012, and 2011, for the period from September 28, 2010 to December 31, 2010, and for the period from January 1, 2010 to September 27, 2010 are as follows (in thousands):

	The Company			The Predecessor
	Year Ended December 31, 2012	**Year Ended December 31, 2011**	**For the period September 28, 2010 through December 31, 2010**	**For the period January 1, 2010 through September 27, 2010**
Interest	$1,837	$1,591	$ 26	$557
Real estate taxes and insurance	732	432	68	424
Employee salaries	957	741	94	—
Capitalized development costs	$3,526	$2,764	$188	$981

Useful Lives of Assets. We are required to make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to record on an annual basis with respect to our investments in real estate. These assessments have a direct impact on our net income. Buildings are depreciated on a straight-line basis over 27 to 40 years. Additionally we depreciate building improvements over ten years for owned properties and the remaining term of the original lease for leased properties. Leasehold improvements are depreciated over the shorter of the lease term or useful life of the asset.

Recoverability of Long-Lived Assets. We review the carrying value of our properties for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is recognized when estimated expected future cash flows (undiscounted and without interest charges) from an asset are less than the carrying amount of the asset. The estimation of expected future net cash flows is inherently uncertain and relies to a considerable extent on assumptions regarding current and future economic and market conditions and the availability of capital. If, in future periods, there are changes in the estimates or assumptions incorporated into an impairment review analysis, these changes could result in an adjustment to the carrying amount of our assets. To the extent that impairment has occurred, the excess of the carrying amount of the property over its estimated fair value would be charged against net income. No such impairment losses have been recognized to date.

Goodwill. The excess of the cost of an acquired business over the net of the amounts assigned to assets acquired (including identified intangible assets) and liabilities assumed is recorded as goodwill. Our goodwill has an indeterminate life and is not amortized, but is evaluated for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. We utilized the qualitative assessment for our 2012 annual impairment test.

Revenue Recognition. Rental income is recognized on a straight-line basis over the non-cancellable term of customer leases. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are recorded as deferred rent receivable on our consolidated balance sheets. Many of our leases contain provisions under which our customers reimburse us for a portion of direct operating expenses, including power, as well as real estate taxes and insurance. Such reimbursements are recognized in the period that the expenses are recognized. We recognize the amortization of the acquired above-market and below-market leases as decreases and increases, respectively, to rental revenue over the remaining non-cancellable term of the underlying leases. If the value of below-market leases includes renewal option periods, we include such renewal periods in the amortization period utilized.

Interconnection and utility services are considered separate earnings processes that are typically provided and completed on a month-to-month basis and revenue is recognized in the period that the services are performed. Set-up charges and utility installation fees are initially deferred and recognized over the lease term or the expected period of performance unless management determines a separate earnings process exists related to an installation charge.

We must make subjective estimates as to when our revenue is earned and the collectability of our accounts receivable related to rent, deferred rent, expense reimbursements and other income. We analyze individual accounts receivable and historical bad debts, customer concentrations, customer creditworthiness and current economic trends when evaluating the adequacy of the allowance for bad debts. These estimates have a direct impact on our net income because a higher bad debt allowance would result in lower net income and recognizing rental revenue as earned in one period versus another would result in higher or lower net income for a particular period.

Share-Based Awards. We generally recognize compensation expense related to share-based awards on a straight-line basis over the vesting period of the award. The calculation of the fair value of share-based awards is subjective and requires several assumptions over such items as expected stock volatility, dividend payments and interest rates. These assumptions have a direct impact on our net income because a higher share-based awards amount would result in lower net income for a particular period.

Recent Accounting Pronouncements

We adopted ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs and ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income as of January 1, 2012. For additional information with respect to the recent accounting pronouncements refer to Note 2 "Summary of Significant Accounting Policies" in "Financial Statements and Supplementary Data" included in this Annual Report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk refers to the risk of loss from adverse changes in market prices and interest rates. The primary market risk to which we believe we are exposed is interest rate risk. Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control contribute to interest rate risk.

As of December 31, 2012, we had $59.8 million of consolidated indebtedness that bore interest at variable rates. We monitor our market risk exposures using a sensitivity analysis. Our sensitivity analysis estimates the exposure to market risk sensitive instruments assuming a hypothetical 1% change in year-end interest rates. If interest rates were to increase by 1%, the increase in interest expense on our variable rate debt would decrease future earnings and cash flows by less than $0.6 million annually. If interest rates were to decrease 1%, the decrease in interest expense on the variable rate debt would be less than $0.6 million annually.

These analyses do not consider the effect of any change in overall economic activity that could impact interest rates. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to interest rates. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure. Also, our revolving credit facility had a zero balance as of December 31, 2012, and therefore was not include in theses analyses.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements of CoreSite Realty Corporation

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
CoreSite Realty Corporation:

We have audited the accompanying consolidated balance sheets of CoreSite Realty Corporation and subsidiaries (the Company) as of December 31, 2012, and 2011, and the related consolidated statements of operations, comprehensive income (loss), and cash flows for the years ended December 31, 2012, and 2011, and the period from September 28, 2010 through December 31, 2010, the period from January 1, 2010 through September 27, 2010, and the consolidated statements of equity for each of the years in the three-year period ended December 31, 2012. In connection with our audits of the consolidated financial statements, we also have audited the related financial statement schedule, Schedule III Real Estate and Accumulated Depreciation. We also have audited the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements and the financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule, and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CoreSite Realty Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of its operations, and its cash flows for the years ended December 31, 2012, and 2011, and the period from September 28, 2010 through December 31, 2010, the period from January 1, 2010 through September 27, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, Schedule III Real Estate and Accumulated Depreciation, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, CoreSite Realty Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Denver, Colorado
February 25, 2013

/s/ KPMG LLP

CORESITE REALTY CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands except share data)

	December 31, 2012	December 31, 2011
ASSETS		
Investments in real estate:		
Land	$ 85,868	$ 84,738
Building and building improvements	593,020	499,717
Leasehold improvements	85,907	81,057
	764,795	665,512
Less: Accumulated depreciation and amortization	(104,490)	(64,428)
Net investment in operating properties	660,305	601,084
Construction in progress	61,328	73,084
Net investments in real estate	721,633	674,168
Cash and cash equivalents	8,130	6,628
Restricted cash	468	9,291
Accounts and other receivables, net of allowance for doubtful accounts of $625 and $465 as of December 31, 2012 and 2011, respectively	9,901	6,562
Lease intangibles, net of accumulated amortization of $33,050 and $33,711 as of December 31, 2012 and 2011, respectively	19,453	36,643
Goodwill	41,191	41,191
Other assets	44,556	33,743
Total assets	$ 845,332	$808,226
LIABILITIES AND EQUITY		
Liabilities:		
Revolving credit facility	$ —	$ 5,000
Mortgage loans payable	59,750	116,864
Accounts payable and accrued expenses	50,624	38,822
Deferred rent payable	4,329	3,535
Acquired below-market lease contracts, net of accumulated amortization of $10,062 and $9,267 as of December 31, 2012 and 2011, respectively	8,539	11,872
Prepaid rent and other liabilities	11,317	11,946
Total liabilities	134,559	188,039
Stockholders' equity:		
Series A Cumulative Preferred Stock 7.25%, $115,000 and $0 liquidation preference, respectively ($25.00 per share, $0.01 par value), 4,600,000 and 0 shares issued and oustanding as of December 31, 2012 and 2011, respectively	115,000	—
Common Stock, par value $0.01, 100,000,000 shares authorized and 21,202,673 and 20,747,794 shares issued and outstanding at December 31, 2012 and 2011, respectively	207	204
Additional paid-in capital	259,009	256,183
Accumulated other comprehensive income (loss)	—	(34)
Accumulated deficit	(35,987)	(23,545)
Total stockholders' equity	338,229	232,808
Noncontrolling interests	372,544	387,379
Total equity	710,773	620,187
Total liabilities and equity	$ 845,332	$808,226

See accompanying notes to consolidated financial statements.

CORESITE REALTY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except share and per share data)

	The Company			The Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	For the period September 28, 2010 through December 31, 2010	For the period January 1, 2010 through September 27, 2010
Operating revenues:				
Rental revenue	$ 123,397	$ 108,597	$ 24,428	$24,377
Power revenue	53,563	43,402	9,403	8,520
Interconnection revenue	20,887	12,161	2,553	803
Tenant reimbursement and other	9,087	8,686	1,968	1,857
Total operating revenues	206,934	172,846	38,352	35,557
Operating expenses:				
Property operating and maintenance	61,235	55,049	12,107	14,272
Real estate taxes and insurance	8,765	9,119	1,642	1,262
Management fees to related party	—	—	—	3,582
Depreciation and amortization	64,327	68,967	19,146	11,848
Sales and marketing	10,330	5,744	1,341	125
General and administrative	25,910	21,846	4,987	2,258
Rent	18,711	18,336	4,551	2,177
Transaction costs	613	875	3,275	—
Total operating expenses	189,891	179,936	47,049	35,524
Operating income (loss)	17,043	(7,090)	(8,697)	33
Gain on early extinguishment of debt	—	939	—	—
Interest income	13	117	77	2
Interest expense	(5,236)	(5,275)	(2,325)	(1,590)
Income (loss) before income taxes	11,820	(11,309)	(10,945)	(1,555)
Income tax (expense) benefit	(1,104)	530	223	—
Net income (loss)	10,716	(10,779)	(10,722)	(1,555)
Net income (loss) attributable to noncontrolling interests	5,668	(6,168)	(7,371)	—
Net income (loss) attributable to CoreSite Realty Corporation	5,048	(4,611)	(3,351)	(1,555)
Preferred stock dividends	(440)	—	—	—
Net income(loss) attributable to common shares	$ 4,608	$ (4,611)	$ (3,351)	$(1,555)
Net income (loss) per share attributable to common shares:				
Basic	$ 0.22	$ (0.24)	$ (0.17)	N/A
Diluted	$ 0.22	$ (0.24)	$ (0.17)	N/A
Weighted average common shares outstanding				
Basic	20,537,946	19,609,375	19,458,605	N/A
Diluted	20,992,290	19,609,375	19,458,605	N/A

See accompanying notes to consolidated financial statements.

CORESITE REALTY CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	The Company			The Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	For the period September 28, 2010 through December 31, 2010	For the period January 1, 2010 through September 27, 2010
Net income (loss)	$10,716	$(10,779)	$(10,722)	$(1,555)
Other comprehensive income (loss):				
Unrealized gain (loss) on derivative contracts	(72)	(366)	121	—
Reclassification of other comprehensive income (loss) to interest expense	145	173	—	—
Comprehensive income (loss)	10,789	(10,972)	(10,601)	(1,555)
Comprehensive income (loss) attributable to noncontrolling interests	5,951	(6,275)	(7,302)	—
Comprehensive income (loss) attributable to common shares	$ 4,838	$ (4,697)	$ (3,299)	$(1,555)

See accompanying notes to consolidated financial statements.

CORESITE REALTY CORPORATION
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands except share data)

	Preferred Stock	Common Shares Number	Common Shares Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Member's Equity	Total Stockholders' Equity	Noncontrolling Interests	Total Equity	Redeemable Noncontrolling Interests
Balance at January 1, 2010	$ —	—	$ —	$ —	$ —	$ —	$ 162,338	$ 162,338	$ —	$ 162,338	$ —
Contributions	—	—	—	—	—	—	33,399	33,399	—	33,399	—
Distributions	—	—	—	—	—	—	(2,000)	(2,000)	—	(2,000)	—
Initial capitalization of CoreSite Realty Corporation	—	1,000	—	—	—	—	—	—	—	—	—
Issuance of common stock	—	19,435,000	194	310,766	—	—	—	310,960	—	310,960	—
Issuance of Operating Partnership units in exchange for 100% of the interests in our predecessor	—	—	—	—	—	—	(236,764)	(236,764)	—	(236,764)	236,764
Issuance of Operating Partnership units in exchange for 100% of the interests in the CoreSite Acquired Properties	—	—	—	—	—	—	—	—	—	—	316,836
Redemption of Operating Partnership units for cash	—	—	—	—	—	—	—	—	—	—	(125,513)
Offering costs	—	—	—	(25,306)	—	—	—	(25,306)	—	(25,306)	—
Reclassify member's equity to additional paid in capital	—	—	—	(43,027)	—	—	43,027	—	—	—	—
Issuance of stock awards	—	208,042	—	361	—	—	—	361	—	361	—
Issuance of equity incentive Operating Partnership units	—	—	—	—	—	—	—	—	—	—	975
Amortization of deferred compensation	—	—	—	538	—	—	—	538	—	538	—
Dividends and distributions	—	—	—	—	(2,554)	—	—	(2,554)	(3,413)	(5,967)	—
Adjustment to reflect redeemable noncontrolling interest at redemption value	—	—	—	(3,879)	—	—	—	(3,879)	—	(3,879)	3,879
Net loss	—	—	—	—	(4,906)	—	—	(4,906)	(4,275)	(9,181)	(3,096)
Unrealized gain on derivative contracts	—	—	—	—	—	52	—	52	69	121	—
Reclassify redeemable noncontrolling interests to permanent equity	—	—	—	—	—	—	—	—	429,845	429,845	(429,845)
Balance at December 31, 2010	—	19,644,042	194	239,453	(7,460)	52	—	232,239	422,226	654,465	—
Offering costs	—	—	—	(17)	—	—	—	(17)	—	(17)	—
Redemption of noncontrolling interests	—	889,610	9	13,759	—	—	—	13,768	(13,768)	—	—
Issuance of restricted stock awards, net of forfeitures	—	212,180	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	1,962	—	31	—	—	—	31	—	31	—
Amortization of deferred compensation	—	—	1	2,957	—	—	—	2,958	—	2,958	—
Dividends and distributions	—	—	—	—	(11,474)	—	—	(11,474)	(14,804)	(26,278)	—
Net loss	—	—	—	—	(4,611)	—	—	(4,611)	(6,168)	(10,779)	—
Change in fair value on derivative contracts	—	—	—	—	—	(163)	—	(163)	(203)	(366)	—
Reclassification of other comprehensive loss to interest expense	—	—	—	—	—	77	—	77	96	173	—
Balance at December 31, 2011	—	20,747,794	204	256,183	(23,545)	(34)	—	232,808	387,379	620,187	—
Issuance of restricted stock awards, net of forfeitures	—	357,009	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	97,870	1	1,563	—	—	—	1,564	—	1,564	—
Issuance of Series A Preferred Stock	115,000	—	—	(4,385)	—	—	—	110,615	—	110,615	—
Amortization of deferred compensation	—	—	2	5,648	—	—	—	5,650	—	5,650	—
Dividends accumulated on preferred stock	—	—	—	—	(440)	—	—	(440)	—	(440)	—
Dividends and distributions	—	—	—	—	(17,050)	—	—	(17,050)	(20,542)	(37,592)	—
Net income	—	—	—	—	5,048	—	—	5,048	5,668	10,716	—
Change in fair value on derivative contracts	—	—	—	—	—	(31)	—	(31)	(41)	(72)	—
Reclassification of other comprehensive loss to interest expense	—	—	—	—	—	65	—	65	80	145	—
Balance at December 31, 2012	$115,000	21,202,673	$207	$259,009	$(35,987)	$ —	$ —	$ 338,229	$372,544	$ 710,773	$ —

See accompanying notes to consolidated financial statements.

CORESITE REALTY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	The Company			The Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	For the period September 28, 2010 through December 31, 2010	For the period January 1, 2010 through September 27, 2010
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	$ 10,716	$ (10,779)	$ (10,722)	$ (1,555)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	64,327	68,967	19,146	11,848
Amortization of above/below market leases	(1,505)	(1,650)	(390)	(171)
Amortization of deferred financing costs	1,681	1,556	427	323
Gain on early extinguishment of debt	—	(939)	—	—
Amortization of share-based compensation	5,650	2,958	538	—
Amortization of discount to fair market value of acquired loan	—	687	916	—
Bad debt expense	544	292	25	(82)
Changes in operating assets and liabilities:				
Restricted cash	132	712	3,670	(250)
Accounts receivable	(3,657)	(1,523)	(1,790)	583
Due to and due from related parties	—	2	—	875
Deferred rent receivable	(3,966)	(4,986)	(995)	(1,656)
Deferred leasing costs	(4,105)	(4,215)	(503)	(4,449)
Other assets	(2,597)	(1,227)	(987)	(253)
Accounts payable and accrued expenses	2,245	7,273	(176)	(317)
Prepaid rent and other liabilities	(1,611)	2,820	1,528	(222)
Deferred rent payable	794	1,258	400	143
Net cash provided by operating activities	68,648	61,206	11,087	4,817
CASH FLOWS FROM INVESTING ACTIVITIES				
Tenant improvements	(6,075)	(5,328)	(4,623)	(287)
Real estate improvements	(83,837)	(112,196)	(6,725)	(44,404)
Assumption of cash balances in connection with the contribution of the CoreSite Acquired Properties	—	—	10,269	—
Acquisition of Comfluent, net of cash received	(2,581)	—	—	—
Changes in reserves for capital improvements	8,691	4,965	50	239
Net cash used in investing activities	(83,802)	(112,559)	(1,029)	(44,452)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of common stock	—	—	310,960	—
Offering costs	—	(17)	(25,182)	—
Proceeds from exercise of stock options	1,564	31	—	—
Gross proceeds from issuance of Series A Preferred Stock	115,000	—	—	—
Series A Preferred Stock offering costs paid	(4,190)	—	—	—
Redemption of operating partnership units	—	—	(125,513)	—
Proceeds from revolving credit facility	72,750	5,000	—	—
Payments on revolving credit facility	(77,750)	—	—	—
Proceeds from mortgage loans payable	—	6,440	60,000	10,302
Repayments of mortgage loans payable	(57,114)	(14,189)	(152,600)	—
Payments of loan fees and costs	(503)	(1,745)	(3,440)	(272)
Reduction in contribution receivables	—	—	2,703	—
Contributions	—	—	—	33,399
Dividends and distributions	(33,101)	(23,785)	—	(2,000)
Net cash provided by (used in) financing activities	16,656	(28,265)	66,928	41,429
Net change in cash and cash equivalents	1,502	(79,618)	76,986	1,794
Cash and cash equivalents, beginning of period	6,628	86,246	9,260	7,466
Cash and cash equivalents, end of period	$ 8,130	$ 6,628	$ 86,246	$ 9,260
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid for interest	$ 5,492	$ 4,360	$ 1,278	$ 1,193
NON-CASH INVESTING AND FINANCING ACTIVITY				
Construction costs payable capitalized to real estate	$ 10,520	$ 5,564	$ 2,890	$ 1,516
Contribution of the CoreSite Acquired Properties for Operating Partnership units	$ —	$ —	$ 316,836	$ —
Accrual of dividends and distributions	$ 13,384	$ 8,453	$ 5,967	$ —
Accrued offering costs	$ —	$ —	$ 124	$ —

See accompanying notes to consolidated financial statements.

CORESITE REALTY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

1. Organization

CoreSite Realty Corporation (the "Company," "we," or "our") was organized in the state of Maryland on February 17, 2010 and is a fully integrated, self-administered, and self-managed real estate investment trust ("REIT"). Through our controlling interest in CoreSite, L.P. (our "Operating Partnership"), we are engaged in the business of owning, acquiring, constructing and managing technology-related real estate or more commonly referred to as data centers. On September 28, 2010, we closed our initial public offering (the "IPO") which resulted in the sale of 19,435,000 shares of our common stock at a price per share of $16.00, generating net proceeds to the Company of $285.6 million. As of December 31, 2012, the Company owns a 44.8% common interest in the Operating Partnership.

Upon completion of the IPO, our Operating Partnership entered into various formation transactions and acquired 100% of the ownership interests in the entities that owned our Predecessor from certain real estate funds (the "Funds") affiliated with The Carlyle Group. Our Predecessor includes the limited liability companies which were all wholly owned, directly or indirectly, by CRP Fund V Holdings, LLC. We determined that CRP Fund V Holdings, LLC was the acquirer for accounting purposes and, therefore, interests contributed by CRP Fund V Holdings, LLC in the formation transactions (the Predecessor entities and properties) were recorded at historical cost. The Funds own approximately 55% of the common interest in the Operating Partnership.

Additionally, our Operating Partnership acquired 100% of the ownership interests in the entities that owned the CoreSite Acquired Properties from the Funds and their affiliates. The contribution or acquisition of interests in the CoreSite Acquired Properties was accounted for as an acquisition under the acquisition method of accounting and recognized at the estimated fair value of acquired assets and assumed liabilities on the date of the contribution.

The financial condition and results of operations for the entities acquired by our Predecessor in connection with the IPO and related formation transactions are only included in the consolidated financial statements since the date of the transactions. Prior to the date of the transactions of September 28, 2010, the consolidated financial statements include only the activities and capital structure of our Predecessor. More specifically, our results of operations for the year ended December 31, 2010 reflect the operations of the consolidated Predecessor entities together with the CoreSite Acquired Properties from the date of their acquisition. Changes in our capital structure that occurred on September 28, 2010, including the acquisition of our Predecessor by our Operating Partnership, are reflected since that date in the financial statements including the allocation of net loss attributable to noncontrolling interest holders and calculations of net loss per share.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles ("GAAP"). Intercompany balances and transactions have been eliminated in these consolidated financial statements. The Company reviewed subsequent events through the issuance date for inclusion in these consolidated financial statements.

Adjustments and Reclassifications

Interconnection revenue, included in the consolidated statements of operations, and cash used for tenant improvement investing activities, included in the consolidated statements of cash flows, for 2011 and 2010 have been reclassified to conform to the 2012 financial statements presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates, including those related to assessing the carrying values of our real estate properties, goodwill, accrued liabilities and performance-based equity compensation plans. We base our estimates on historical experience, current market conditions, and various other assumptions that we believe to be reasonable under the circumstances. Actual results may vary from those estimates and those estimates could vary under different assumptions or conditions.

Investments in Real Estate

Real estate investments are carried at cost less accumulated depreciation and amortization. The cost of real estate includes the purchase price of the property and leasehold improvements. Expenditures for maintenance and repairs are expensed as incurred. Significant renovations and betterments that extend the economic useful lives of assets are capitalized. During the land development and construction periods, we capitalize construction costs, legal fees, financing costs, real estate taxes and insurance and internal costs of personnel performing development, if such costs are incremental and identifiable to a specific development project. Capitalization begins upon commencement of development efforts and ceases when the property is ready for its intended use and held available for occupancy. Interest is capitalized during the period of development based upon applying the weighted-average borrowing rate to the actual development costs expended. Capitalized interest costs were $1.8 million, $1.6 million, less than $0.1 million and $0.5 million for the years ended December 31, 2012 and 2011, for the period from September 28, 2010 to December 31, 2010 and for the period from January 1, 2010 to September 27, 2010, respectively. Depreciation and amortization are calculated using the straight-line method over the following useful lives of the assets:

Buildings	27 to 40 years
Building improvements	1 to 15 years
Leasehold improvements	The shorter of the lease term or useful life of the asset

Depreciation expense was $42.3 million, $33.7 million, $7.4 million and $9.6 million for the years ended December 31, 2012 and 2011, for the period from September 28, 2010 to December 31, 2010, and for the period from January 1, 2010 to September 27, 2010, respectively.

Acquisition of Investment in Real Estate

Purchase accounting is applied to the assets and liabilities related to all real estate investments acquired. The fair value of the real estate acquired is allocated to the acquired tangible assets, consisting primarily of land, building and improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, value of in-place leases and the value of customer relationships.

The fair value of the land and building of an acquired property is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and building based on management's determination of the fair values of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases.

The fair value of intangibles related to in-place leases includes the value of lease intangibles for above-market and below-market leases, lease origination costs, and customer relationships, determined on a lease-by-lease basis. Above-market and below-market leases are valued based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease and, for below-market leases, over a period equal to the initial term plus any below-market fixed rate renewal periods. Lease origination costs include estimates of costs avoided associated with leasing the property, including tenant allowances and improvements and leasing commissions. Customer relationship intangibles relate to the additional revenue opportunities expected to be generated through interconnection services and utility services to be provided to the in-place lease tenants. During the year ended December 31, 2012, the Company recorded a net $2.7 million in intangible assets and liabilities due to the acquisition of Comfluent, a Denver, Colorado based data center operator, consisting of two leased locations, DE1 and DE2.

The capitalized values for above and below-market lease intangibles, lease origination costs, and customer relationships are amortized over the term of the underlying leases or the expected customer relationship. Amortization related to above-market and below-market leases where the Company is the lessor is recorded as either a reduction of or an increase to rental income, amortization related to above-market and below-market leases where the Company is the lessee is recorded as either a reduction of or an increase to rent expense. Amortization for lease origination costs and customer relationships are recorded as amortization expense. If a lease is terminated prior to its stated expiration, all unamortized amounts relating to that lease are written off. The carrying value of intangible assets is reviewed for impairment in connection with its respective asset group whenever events or changes in circumstances indicate that the asset group may not be recoverable. An impairment loss is recognized if the carrying amount of the asset group is not recoverable and its carrying amount exceeds its estimated fair value. No impairment loss was recognized for the years ended December 31, 2012, 2011, or 2010.

The excess of the cost of an acquired business over the net of the amounts assigned to assets acquired (including identified intangible assets) and liabilities assumed is recorded as goodwill. As of December 31, 2012 and 2011, we had approximately $41.2 million of goodwill. The Company's goodwill has an indeterminate life and is not amortized, but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. We utilized the qualitative assessment for our 2012 annual impairment test. No impairment loss was recognized for the years ended December 31, 2012, 2011, or 2010.

Cash and Cash Equivalents

Cash and cash equivalents include all non-restricted cash held in financial institutions and other non-restricted highly liquid short-term investments with original maturities at acquisition of three months or less.

Restricted Cash

The Company is required to maintain certain minimum cash balances in escrow by loan agreements to cover various building improvements. The Company is legally restricted by these agreements from using this cash other than for the purposes specified therein. During the year ended

December 31, 2012, restricted cash decreased by $8.8 million primarily due to the release of lender held escrows associated with the SV1 mortgage loan. The loan agreement required us to fund a specified amount of capital improvements at SV1 which were completed during 2012, and the lender released the escrows.

Deferred Costs

Deferred leasing costs include commissions and other direct and incremental costs incurred to obtain new customer leases, which are capitalized and amortized over the terms of the related leases using the straight-line method. If a lease terminates prior to the expiration of its initial term, any unamortized costs related to the lease are written off to amortization expense.

Deferred financing costs include costs incurred in connection with obtaining debt and extending existing debt. These financing costs are capitalized and amortized on a straight-line basis, which approximates the effective-interest method, over the term of the loan and are included as a component of interest expense.

Recoverability of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is recognized when estimated expected future cash flows (undiscounted and without interest charges) are less than the carrying amount of the assets. The estimation of expected future net cash flows is inherently uncertain and relies to a considerable extent on assumptions regarding current and future economics and market conditions and the availability of capital. If, in future periods, there are changes in the estimates or assumptions incorporated into the impairment review analysis, the changes could result in an adjustment to the carrying amount of the assets. To the extent that impairment has occurred, the excess of the carrying amount of long-lived assets over its estimated fair value would be charged to income. For the years ended December 31, 2012, 2011 and 2010, no impairment was recognized.

Derivative Instruments and Hedging Activities

We reflect all derivative instruments at fair value as either assets or liabilities on the consolidated balance sheets. For those derivative instruments that are designated, and qualify, as hedging instruments, we record the effective portion of the gain or loss on the hedge instruments as a component of accumulated other comprehensive income (loss). Any ineffective portion of a derivative's change in fair value is immediately recognized in earnings. For derivatives that do not meet the criteria for hedge accounting, changes in fair value are immediately recognized in earnings. As of December 31, 2012, the Company had no derivative instruments outstanding.

Revenue Recognition

All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the non-cancellable term of the agreements. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in deferred rent receivable. If a lease terminates prior to its stated expiration, the deferred rent receivable relating to that lease is written off as a reduction of rental revenue.

When arrangements include both lease and nonlease elements, the revenue associated with separate elements are allocated based on their relative fair values. The revenue associated with each element is then recognized as earned. Interconnection, utility and power services are considered as separate earnings processes that are provided and completed on a month-to-month basis and revenue is recognized in the period that the services are performed. Utility and power services are included in power revenue in the accompanying statements of operations. Set-up charges and utility installation fees are initially deferred and recognized over the term of the arrangement as other revenue or the expected period of performance unless management determines a separate earnings process exists related to an installation charge.

Tenant reimbursements for real estate taxes, common area maintenance, and other recoverable costs are recognized in the period that the expenses are incurred.

A provision for uncollectible accounts is recorded if a receivable balance relating to contractual rent, rent recorded on a straight-line basis, or tenant reimbursements is considered by management to be uncollectible. At December 31, 2012, and December 31, 2011, the allowance for doubtful accounts totaled $0.6 million and $0.5 million, respectively.

Share-Based Compensation

We account for share-based compensation using the fair value method of accounting. The estimated fair value of the stock options granted by us is being amortized on a straight-line basis over the vesting period. The fair value of restricted share-based and Operating Partnership unit compensation is based on the market value of our common stock on the date of the grant and is amortized on a straight-line basis over the vesting period.

Asset Retirement and Environmental Obligations

We record accruals for estimated retirement and environmental remediation obligations. The obligations relate primarily to the removal of asbestos and contaminated soil during development of the properties as well as the estimated equipment removal costs upon termination of a certain lease where the Company is the lessee. At December 31, 2012 and 2011, the amount included in other liabilities on the consolidated balance sheets was approximately $2.6 million and $1.9 million, respectively.

Income Taxes

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with our initial taxable year ending December 31, 2010. To qualify as a REIT, we are required to distribute at least 90% of our taxable income to our stockholders and meet the various other requirements imposed by the Code relating to such matters as operating results, asset holdings, distribution levels and diversity of stock ownership. Provided we qualify for taxation as a REIT, we are generally not subject to corporate level federal income tax on the earnings distributed currently to our stockholders. If we fail to qualify as a REIT in any taxable year, and are unable to avail ourselves of certain savings provisions set forth in the Code, all of our taxable income would be subject to federal income tax at regular corporate rates, including any applicable alternative minimum tax.

To maintain REIT status, we must distribute a minimum of 90% of our taxable income. However, it is our policy and intent, subject to change, to distribute 100% of our taxable income and therefore, no provision is required in the accompanying financial statements for federal income taxes with regards to activities of the REIT and its subsidiary pass-through entities. Any taxable income prior to the completion of the IPO is the responsibility of the Company's prior members. The allocable share of income is included in the income tax returns of the members. The Company is subject to the statutory requirements of the locations in which it conducts business. State and local income taxes are accrued as deemed required in the best judgment of management based on analysis and interpretation of respective tax laws.

We have elected to treat two of our subsidiaries as taxable REIT subsidiaries ("TRS"). Certain activities that we undertake must be conducted by a TRS, such as services for our tenants that would otherwise be impermissible for us to perform and holding assets that we cannot hold directly. A TRS is subject to corporate level federal and state income taxes. Relative deferred tax assets and liabilities arising from temporary differences in financial reporting versus tax reporting are also established as determined by management.

Deferred income taxes are recognized in certain taxable entities. Deferred income tax is generally a function of the period's temporary differences (items that are treated differently for tax purposes than for financial reporting purposes), the utilization of tax net operating losses generated in prior years that had been previously recognized as deferred income tax assets and the reversal of any previously recorded deferred income tax liabilities. A valuation allowance for deferred income tax assets is provided if we believe all or some portion of the deferred income tax asset may not be realized. Any increase or decrease in the valuation allowance resulting from a change in circumstances that causes a change in the estimated realizability of the related deferred income tax asset is included in deferred tax expense. As of December 31, 2012, the deferred income taxes were not material.

We currently have no liabilities for uncertain tax positions. The earliest tax year that we are subject to examination is 2010. Prior to their contribution to our Operating Partnership, our subsidiaries were treated as pass-through entities for tax purposes and the earliest year subject to examination of our subsidiaries is 2009.

Concentration of Credit Risks

Our cash and cash equivalents are maintained in various financial institutions, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and management believes that the Company is not exposed to any significant credit risk in this area. We have no off-balance-sheet concentrations of credit risk, such as foreign exchange contracts, option contracts, or foreign currency hedging arrangements.

Segment Information

We manage our business as one reportable segment consisting of investments in data centers located in the United States. Although we provide services in several markets, these operations have been aggregated into one reportable segment based on the similar economic characteristics amongst all markets, including the nature of the services provided and the type of customers purchasing these services.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The accounting update amends the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements in order to achieve further convergence with International Financial Reporting Standards. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. We adopted the provisions of this standard effective January 1, 2012. The adoption of this standard did not have a material impact on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which amends current comprehensive income guidance. This accounting update eliminates the option to present the components of other comprehensive income as part of the statement of stockholders' equity. Instead, we must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. We adopted the provisions of this standard effective January 1, 2012, by presenting a separate Consolidated Statement of Comprehensive Income.

3. Acquisitions

In April 2012, the Company paid cash of $2.6 million, net of cash received, to acquire a leasehold interest in two additional locations, DE1 and DE2, through the acquisition of Comfluent, a Denver, Colorado based data center operator.

On February 7, 2013, the Company paid cash of $23.4 million to acquire land and a vacant building, NY2, in Secaucus, NJ.

On September 28, 2010, we acquired the CoreSite Acquired Properties as part of the Company's IPO for $316.8 million. In connection with the acquisition of the CoreSite Acquired Properties, we incurred $3.3 million of transaction costs. The results of operations for each of the acquired entities are included in our consolidated statements of operations only from the date of acquisition. The following table reflects the allocation of the purchase price for the entities we acquired on September 28, 2010 (in thousands):

Consideration paid	
Issuance of operating partnership units	$ 316,836
Allocation of consideration paid to acquire Coresite Acquired Properties	
Net investments in real estate	$ 334,839
Lease intangibles	82,124
Goodwill	41,191
Mortgage loans payable	(143,863)
Below-market leases	(15,686)
Other assets and liabilities acquired, net	18,231
Total allocation of consideration paid	$ 316,836

4. Acquired Intangible Assets and Liabilities

During the year ended December 31, 2012, through the acquisition of DE1 and DE2, the Company added $2.9 million of new intangible assets and $0.2 million of new intangible liabilities with a weighted average life of 4.4 years and 0.5 years, respectively. The Company did not add new intangible assets or liabilities during the year ended December 31, 2011. During the year ended December 31, 2010, the Company added approximately $82.1 million of new intangible assets (excluding amounts attributed to goodwill) and $15.7 million of new intangible liabilities with a weighted average of 3.2 years and 10.8 years, respectively.

The gross above-market and below-market lease value at December 31, 2012, was $6.8 million and $18.6 million, respectively, and total accumulated amortization at December 31, 2012, was $4.5 million and $10.1 million, respectively. The gross above-market and below-market lease value at December 31, 2011, was $8.7 million and $21.1 million, respectively, and total accumulated amortization at December 31, 2012, was $4.3 million and $9.3 million, respectively. The net effect of amortization of acquired above-market and below-market leases resulted in an increase to rental income of $1.5 million, $1.7 million, $0.4 million and $0.2 million, for the years ended December 31, 2012 and 2011, the period from September 28, 2010 to December 31, 2010, and the period from January 1, 2010 to September 27, 2010, respectively. The estimated amortization of acquired below-market leases, net of acquired above-market leases for each of the five succeeding fiscal years, which will be a net increase to rental revenue, is as follows (in thousands):

Year Ending December 31,	
2013	$ 758
2014	488
2015	544
2016	561
2017	592
Thereafter	3,211
Total	$6,154

Amortization of all other identified intangible assets was $18.1 million, $32.2 million, $11.1 million and $0.7 million, for the years ended December 31, 2012 and 2011, the period from September 28, 2010 to December 31, 2010, and the period from January 1, 2010 to September 27, 2010, respectively. At December 31, 2012 and 2011, the gross intangible value was $45.7 million and $61.6 million, respectively, and the total accumulated amortization balance was $28.6 million and $29.5 million, respectively. The estimated amortization of all other identified intangible assets for each of the five succeeding fiscal years is as follows (in thousands):

Year Ending December 31,	
2013	$ 7,405
2014	3,153
2015	2,071
2016	1,664
2017	1,174
Thereafter	1,601
Total	$17,068

5. Investment in Real Estate

The following is a summary of the properties owned and leased at December 31, 2012 (in thousands):

Property Name	Location	Land	Buildings and Improvements	Leasehold Improvements	Construction in Progress	Total Cost
SV1	San Jose, CA	$ 6,863	$102,390	$ —	$ 4,352	$113,605
SV2	Milpitas, CA	5,086	22,086	—	462	27,634
SV3	Santa Clara, CA	3,972	45,196	—	17	49,185
SV4	Santa Clara, CA	4,442	55,800	—	27,836	88,078
Santa Clara Campus	Santa Clara, CA	12,617	11,553	—	1,775	25,945
BO1	Somerville, MA	6,100	68,337	—	2,063	76,500
NY1	New York, NY	—	—	31,069	223	31,292
VA1	Reston, VA	12,100	102,366	—	5,356	119,822
DC1	Washington, DC	—	—	6,341	452	6,793
CH1	Chicago, IL	5,493	68,138	—	7,305	80,936
LA1	Los Angeles, CA	—	—	48,345	3,489	51,834
LA2	Los Angeles, CA	28,467	107,488	—	7,781	143,736
MI1	Miami, FL	728	9,666	—	91	10,485
DE1	Denver, CO	—	—	143	126	269
DE2	Denver, CO	—	—	9	—	9
Total		$85,868	$593,020	$85,907	$61,328	$826,123

6. Other Assets

Our other assets consisted of the following, net of amortization and depreciation, if applicable, as of December 31, 2012 and 2011 (in thousands):

	December 31, 2012	December 31, 2011
Deferred leasing costs	$14,886	$11,601
Deferred rent receivable	15,017	11,051
Deferred financing costs	2,520	3,607
Leasehold interests in corporate headquarters	4,152	2,719
Other	7,981	4,765
Total	$44,556	$33,743

Deferred leasing costs are amortized as amortization expense on a straight-line basis over the remaining life of the underlying leases. The estimated amortization of deferred leasing costs for each of the five succeeding fiscal years is as follows (in thousands):

Year Ending December 31,	
2013	$ 3,396
2014	3,043
2015	2,056
2016	1,687
2017	1,161
Thereafter	3,543
Total	$14,886

7. Leases

The future minimum lease payments to be received under noncancelable leases in effect at December 31, 2012 are as follows (in thousands):

Year Ending December 31,	
2013	$112,961
2014	91,528
2015	66,263
2016	50,527
2017	33,477
Thereafter	68,157
Total	$422,913

For the years ended December 31, 2012, 2011 and 2010, total operating revenues recognized from one customer accounted for 8.4%, 11.4%, and 16.4%, respectively.

8. Debt

A summary of outstanding indebtedness as of December 31, 2012 and 2011 is as follows (in thousands):

	Interest Rate	Maturity Date	December 31, 2012	December 31, 2011
SV1—Mortgage loan	3.71% and 3.75% at December 31, 2012, and 2011, respectively	October 9, 2014	$59,750	$ 60,000
Revolving credit facility	2.46% and 2.54% at December 31, 2012, and 2011, respectively	January 3, 2017	—	5,000
CH1—Senior mortgage loan	Repaid in March 2012	N/A	—	25,000
VA1—Mortgage loan	Repaid in December 2012	N/A	—	31,864
Total principal outstanding			$59,750	$121,864

Revolving Credit Facility

On January 3, 2013, our Operating Partnership and certain subsidiary co-borrowers entered into an amended and restated senior unsecured revolving credit facility (the "Second Amended and Restated Credit Agreement") with a group of lenders for which KeyBank National Association acts as the administrative agent. The Second Amended and Restated Credit Agreement amended the Operating Partnership's senior secured revolving credit facility, dated December 15, 2011 (the "Prior Facility"), and provides for the release of the properties owned by the Operating Partnership's wholly-owned subsidiaries from the existing liens in favor of the credit facility lenders, with the facility continuing on an unsecured basis and unconditionally guaranteed on a senior unsecured basis by the Company. Our Operating Partnership acts as the parent borrower, and our subsidiaries that own or lease real estate properties, are co-borrowers under the Second Amended and Restated Credit Agreement.

The Second Amended and Restated Credit Agreement increased the commitment from the Prior Facility of $225.0 million to $355.0 million and extended the initial maturity date of the Prior Facility from December 15, 2014, to January 3, 2017, with a one-time extension option, which, if exercised, would extend the maturity date to January 3, 2018. The exercise of the extension option is subject to the payment of an extension fee equal to 25 basis points of the total commitment under the Second Amended and Restated Credit Agreement at initial maturity and certain other customary conditions.

The Second Amended and Restated Credit Agreement contains an accordion feature to allow our Operating Partnership to increase the total commitment by $145.0 million, to $500.0 million, under specified circumstances. As of December 31, 2012, and December 31, 2011, $0 and $5.0 million, respectively, was outstanding under the facility.

Under the Second Amended and Restated Credit Agreement, our Operating Partnership may elect to have borrowings bear interest at a rate per annum equal to (i) LIBOR plus 200 basis points to 275 basis points, or (ii) a base rate plus 100 basis points to 175 basis points, each depending on our Operating Partnership's leverage ratio.

The total amount available for borrowings under the Second Amended and Restated Credit Agreement will be subject to the lesser of the facility amount or the availability calculated on our unencumbered asset pool. As of January 3, 2013, $346.5 million was available for us to borrow under the Second Amended and Restated Credit Agreement.

Our ability to borrow under the Second Amended and Restated Agreement is subject to ongoing compliance with a number of financial covenants and other customary restrictive covenants, including:

- a maximum leverage ratio (defined as consolidated total indebtedness to total gross asset value) of 60%;
- a maximum secured debt ratio (defined as consolidated total secured debt to total gross asset value) of 40%;
- a minimum fixed charge coverage ratio (defined as adjusted consolidated earnings before interest, taxes, depreciation and amortization to consolidated fixed charges) of 1.75 to 1.0; and
- a maximum unhedged variable rate debt ratio (defined as unhedged variable rate indebtedness to gross asset value) of 30%.

As of December 31, 2012, we were in compliance with the covenants under our Second Amended and Restated Credit Agreement.

SV1 Mortgage Loan

As of December 31, 2012, SV1 had a $59.8 million mortgage loan. On October 9, 2012, we exercised our two-year option extending the maturity date to October 9, 2014. Subsequent to the extension, the loan bears variable interest and requires the payment of interest and principal until maturity. The mortgage requires ongoing compliance by us with various covenants including liquidity and net operating income covenants. As of December 31, 2012, we were in compliance with the covenants.

On October 7, 2010, we entered into a $60.0 million interest rate swap agreement to protect against adverse fluctuations in interest rates by reducing our exposure to variability in cash flows relating to interest payments on the SV1 mortgage. The interest rate swap matured on October 9, 2012, and was not extended.

Debt Maturities

The following table summarizes the amount of our debt maturities when such debt currently becomes due (in thousands):

Year Ending December 31,	
2013	$ 1,500
2014	58,250
Total	$59,750

9. Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives

The Company is exposed to certain risk arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company's known or expected cash receipts and its known or expected cash payments principally related to the Company's investments and borrowings.

Cash Flow Hedges of Interest Rate Risk

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps and caps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate caps designated as cash flow hedges involve the receipt of variable amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income (loss) on the consolidated balance sheets and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The amount recorded in accumulated other comprehensive income (loss) is not considered material for any period. Such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt. The amount reclassified to interest expense on the consolidated statements of operations was $ 0.1 million, $0.2 million and $0 for the years ended December 31, 2012, 2011, and 2010, respectively. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. During the years ended December 31, 2012, 2011, and 2010, the Company did not record any amount in earnings related to derivatives due to hedge ineffectiveness.

All derivatives are recognized at fair value in our consolidated balance sheets in other assets and other liabilities, as applicable. We do not net our derivative position by counterparty for purposes of balance sheet presentation and disclosure. In October 2012, both of the Company's outstanding interest rate derivatives expired in accordance with their stated maturity dates and the Company will be exposed to future interest rate movements on variable rate debt. At December 31, 2012, the Company had no derivative instruments outstanding. The Company had less than $0.1 million accrued in other liabilities in our consolidated balance sheet relating to outstanding derivatives at December 31, 2011.

10. Noncontrolling Interests—Operating Partnership

Noncontrolling interests represent the limited partnership interests in the Operating Partnership held by individuals and entities other than CoreSite Realty Corporation. Since September 28, 2011, the current holders of Common Operating Partnership units have been eligible to have the Common Operating Partnership units redeemed for cash or, at our option, exchangeable into our common stock on a one-for-one basis. We have evaluated whether we control the actions or events necessary to issue the maximum number of shares that could be required to be delivered under the share settlement of the Common Operating Partnership units. Based on the results of this analysis, we concluded that the Common Operating Partnership units met the criteria to be classified within equity at December 31, 2012 and 2011.

The following table shows the ownership interests in the Common Operating Partnership as of December 31, 2012 and 2011:

	December 31, 2012		December 31, 2011	
	Number of Units	Percentage of Total	Number of Units	Percentage of Total
The Company	20,610,523	44.8%	20,404,743	44.6%
Noncontrolling interests consist of:				
Common units held by third parties	25,275,390	55.0%	25,275,390	55.2%
Incentive units held by employees	78,319	0.2%	69,692	0.2%
Total	45,964,232	100.0%	45,749,825	100.0%

For each share of common stock issued by the Company, the Operating Partnership issues an equivalent Common Operating Partnership unit to the Company. During the year ended December 31, 2012, the Company issued 205,780 shares of common stock related to employee compensation arrangements and therefore an equivalent number of Common Operating Partnership units were issued. Additionally, during the year ended December 31, 2012, 8,627 Common Operating Partnership units were issued to employees upon their vesting in the incentive unit awards.

On December 12, 2012, the Operating Partnership issued 4.6 million Preferred Operating Partnership units to CoreSite Realty Corporation. The Preferred Operating Partnership units rank senior to the Common Operating Partnership units held by the Company and noncontrolling interests.

On November 15, 2011, 889,610 Common Operating Partnership units held by third parties were redeemed for common stock of the Company. This redemption was recorded as a $13.8 million reduction to noncontrolling interests in the Operating Partnership and an increase to common stock and additional paid in capital.

The redemption value of the noncontrolling interests at December 31, 2012 was $701.3 million based on the closing price of the Company's stock of $27.66 on that date.

11. Stockholders' Equity

On September 28, 2010, we completed our IPO which resulted in the sale of 19,435,000 shares of our common stock, including 2,535,000 shares as a result of the underwriters exercising their over-allotment option, at a price per share of $16.00, generating gross proceeds to the Company of $311.0 million. The proceeds to the Company, net of underwriters' discounts, commissions and other offering costs were $285.6 million. Underwriters' discounts, commissions and other offering costs of

$25.3 million are reflected as a reduction to additional paid-in capital in the consolidated balance sheets of the Company.

We have declared the following dividends on our common stock and equivalent distributions on units in our Operating Partnership for the years ended December 31, 2012:

Record Date	Payment Date	Cash Dividend	Ordinary Taxable Dividend (Unaudited)	Nontaxable Return of Capital Distributions (Unaudited)
3/31/2012	4/16/2012	$0.18	$0.18	$—
6/30/2012	7/16/2012	0.18	0.18	—
9/30/2012	10/15/2012	0.18	0.18	—
12/31/2012	1/15/2013(1)	0.27	0.27	—
		$0.81	$0.81	$—
12/31/2011	1/17/2012(2)	$0.18	$0.18	$—

(1) The $0.27 quarterly dividend paid in January 2013 is included as 2012 taxable common dividends.

(2) The $0.18 quarterly dividend paid in January 2012 is included as 2011 taxable common dividends.

On December 12, 2012, the Company issued an aggregate of 4,600,000 shares of its 7.25% Series A Cumulative Redeemable Preferred Stock, or the series A preferred stock, for net proceeds of $110.6 million. Dividends are cumulative on the series A preferred stock from the date of original issuance in the amount of $1.8125 per share each year, which is equivalent to 7.25% of the $25.00 liquidation preference per share. Dividends on the series A preferred stock are payable quarterly in arrears. The first dividend on the series A preferred stock will be paid on April 15, 2013 and will be a pro rata dividend from and including the original issue date to and including April 14, 2013 in the amount of $0.6193 per share.

The series A preferred stock does not have a stated maturity date and is not subject to any sinking fund or mandatory redemption provisions. Upon liquidation, dissolution or winding up, the series A preferred stock will rank senior to the Company common stock with respect to the payment of distributions and other amounts. The Company is not allowed to redeem the series A preferred stock before December 12, 2017, except in limited circumstances to preserve its status as a REIT. On or after December 12, 2017, the Company may, at its option, redeem the series A preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends on such series A preferred stock up to but excluding the redemption date. Holders of the series A preferred stock generally have no voting rights except for limited voting rights if the Company fails to pay dividends for six or more quarterly periods (whether or not consecutive) and in certain other circumstances. Upon the occurrence of specified changes of control, as a result of which neither the Company's common stock nor the common securities of the acquiring or surviving entity (or American Depositary Receipts representing such securities) is listed on the New York Stock Exchange, or NYSE, the NYSE Amex Equities or the NASDAQ Stock Market or listed or quoted on a successor exchange or quotation system, each holder of series A preferred stock will have the right (unless, prior to the change of control conversion date specified in the Articles Supplementary governing the series A preferred stock, the Company has provided or provides notice of its election to redeem the series A preferred stock) to convert some or all of the series A preferred stock held by it into a number of shares of the Company's common stock per share of series A preferred stock to be converted equal to the lesser of:

- the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the change of control conversion date (unless the change of control conversion date is after a record date for a series A preferred stock dividend payment and prior to the corresponding series A preferred stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the common stock price, as defined; and
- 1.944, or the share cap, subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in the Articles Supplementary governing the series A preferred stock. Except in connection with specified change of control transactions, the series A preferred stock is not convertible into or exchangeable for any other property or securities of the Company.

12. Equity Incentive Plan

In connection with our IPO, the Company's Board of Directors adopted the 2010 Equity Incentive Award Plan, which we refer to as the 2010 Plan. The 2010 Plan is administered by the Board of Directors, or the plan administrator. Awards issuable under the 2010 Plan include common stock, stock options, restricted stock, stock appreciation rights, dividend equivalents and other incentive awards. We have reserved a total of 3,000,000 shares of our common stock for issuance pursuant to the 2010 Plan, which may be adjusted for changes in our capitalization and certain corporate transactions. To the extent that an award expires, terminates or lapses, or an award is settled in cash without the delivery of shares of common stock to the participant, then any unexercised shares subject to the award will be available for future grant or sale under the 2010 Plan. Shares of restricted stock which are forfeited or repurchased by us pursuant to the 2010 Plan may again be optioned, granted or awarded under the 2010 Plan. The payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2010 Plan.

As of December 31, 2012, 993,033 shares of our common stock remained available for issuance pursuant to the 2010 Plan.

Stock Options

Stock option awards are granted with an exercise price equal to the closing market price of the Company's common stock at the date of grant. The fair value of each option granted under the 2010 Plan is estimated on the date of the grant using the Black-Scholes option-pricing model. The fair values are being expensed on a straight-line basis over the vesting period.

The following table sets forth the 2010 Plan's stock option activity for the years ended December 31, 2012, 2011, and 2010:

	Number of Shares Subject to Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding,				
December 31, 2009	—	$ —		
Granted	587,555	16.00		
Forfeited	—	—		
Expired	—	—		
Exercised	—	—		
Options outstanding,				
December 31, 2010	587,555	16.00	9.7 years	$—
Granted	543,380	15.27		
Forfeited	(122,848)	15.80		
Expired	(8,074)	16.00		
Exercised	(1,962)	16.00		Less than $0.1 million
Options outstanding,				
December 31, 2011	998,051	15.63	8.9 years	$2.2 million
Granted	236,893	23.87		
Forfeited	(119,723)	16.62		
Expired	(156)	16.00		
Exercised	(97,870)	16.04		$0.8 million
Options outstanding,				
December 31, 2012	1,017,195	$17.25	8.2 years	$10.6 million
Exercisable at December 31,				
2010	—	N/A	N/A	N/A
2011	130,942	$16.00	8.7 years	$0.2 million
2012	287,036	$15.74	7.9 years	$3.4 million

The following table sets forth the number of shares subject to option that are unvested as of December 31, 2012 and the fair value of these options at the grant date:

	Number of Shares Subject to Option	Weighted Average Fair Value at Grant
Unvested balance, December 31, 2009	—	$ —
Granted	587,555	4.95
Forfeited	—	—
Vested	—	—
Unvested balance, December 31, 2010	587,555	$4.95
Granted	543,380	4.89
Forfeited	(122,848)	4.93
Vested	(140,978)	4.92
Unvested balance, December 31, 2011	867,109	$4.92
Granted	236,893	7.76
Forfeited	(119,723)	5.24
Vested	(254,120)	4.96
Unvested balance, December 31, 2012	730,159	$5.70

As of December 31, 2012, total unearned compensation on options was approximately $3.3 million, and the weighted average vesting period was 2.3 years. The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model. As the Company has been a publicly traded company only since September 28, 2010, expected volatilities used in the Black-Scholes model are based on the historical volatility of a group of comparable REITs. We utilize the simplified method of estimating the term for options granted due to the lack of historical exercise data necessary to provide a reasonable basis upon which to estimate the term. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The following table summarizes the assumptions used to value the stock options granted during the years ended December 31, 2012, and 2011:

	2012	2011	2010
Expected term (in years)	6.25	6.25	6.25
Expected volatility	44.08%	43.07%	43.59%
Expected annual dividend	3.00%	3.41%	3.25%
Risk-free rate	1.56%	2.76%	1.33%

Restricted Awards

During the years ended December 31, 2012, 2011, and 2010, the Company issued 405,608, 263,393 and 185,437 shares of restricted stock, respectively, which had values of $9.9 million, $4.0 million, and $3.0 million, respectively, on the grant date. The restricted stock granted in 2012 includes 176,630 awards granted under new employment agreements. Also during the years ended December 31, 2012, 2011, and 2010, the Company issued 7,172, 10,080 and 10,000 restricted stock units or RSUs, respectively, which each grant had values of $0.2 million on the grant date. The principal difference between these instruments is that RSUs are not shares of the Company's common stock and do not have any of the rights or privileges thereof, including voting rights. On the applicable vesting date, the holder of an RSU becomes entitled to a share of common stock. The restricted awards will be amortized on a straight-line basis to expense over the vesting period. The following table sets forth the number of unvested restricted awards and the weighted average fair value of these awards at the date of grant:

	Restricted Awards	Weighted Average Fair Value at Grant
Unvested balance, December 31, 2009	—	$ —
Granted	195,437	15.98
Forfeited	—	—
Vested	—	—
Unvested balance, December 31, 2010	195,437	15.98
Granted	273,473	15.19
Forfeited	(51,213)	15.81
Vested	(74,466)	16.10
Unvested balance, December 31, 2011	343,231	15.35
Granted	412,780	24.59
Forfeited	(48,599)	18.26
Vested	(108,717)	15.46
Unvested balance, December 31, 2012	598,695	$21.37

As of December 31, 2012, total unearned compensation on restricted awards was approximately $9.7 million, and the weighted average vesting period was 2.3 years.

Operating Partnership Units

In connection with the IPO, we issued 25,883 Operating Partnership units, which were fair valued at $15.98 per unit or $0.4 million in total. The Operating Partnership units will be amortized on a straight-line basis to expense over the vesting period. As of December 31, 2012, 17,254 units have vested, 7,138 units were unvested and 1,491 were forfeited. As of December 31, 2012, total unearned compensation on Operating Partnership units was approximately $0.1 million, and the weighted average vesting period was 0.7 years.

13. Earnings Per Share

Basic income (loss) per share is calculated by dividing the net income (loss) attributable to common shares by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share adjusts basic income (loss) per share for the effects of potentially dilutive common shares, if the effect is not antidilutive. Potentially dilutive common shares consist of shares issuable under our equity-based compensation plan and Operating Partnership units.

	Twelve Months Ended December 31,		For the period September 28, 2010 through December 31, 2010
	2012	2011	
Net income (loss) attributable to common shares	$ 4,608	$ (4,611)	$ (3,351)
Weighted average common shares outstanding—basic	20,537,946	19,609,375	19,458,605
Effect of potentially dilutive common shares:			
Stock options	211,222	—	—
Unvested restricted awards	243,122	—	—
Weighted average common shares outstanding—diluted	20,992,290	19,609,375	19,458,605
Net income (loss) per share attributable to common shares			
Basic	$ 0.22	$ (0.24)	$ (0.17)
Diluted	$ 0.22	$ (0.24)	$ (0.17)

In the calculations above, we have excluded potentially dilutive securities of 153,972, 1,341,282 and 782,992 for the year ended December 31, 2012, 2011, and for the period from September 28, 2010, to December 31, 2010, respectively, as their effect would have been antidilutive.

14. Estimated Fair Value of Financial Instruments

Authoritative guidance issued by the FASB establishes a hierarchy of valuation techniques based on the observability of inputs utilized in measuring assets and liabilities at fair values. This hierarchy establishes market-based or observable inputs as the preferred source of values, followed by valuation models using management assumptions in the absence of market inputs. The three levels of the hierarchy under the authoritative guidance are as follows:

Level 1—Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3—Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

Our financial instruments consist of cash and cash equivalents, restricted cash, accounts and other receivables, revolving credit facility, mortgage loans payable, interest payable and accounts payable. The carrying values of cash and cash equivalents, restricted cash, accounts and other receivables, interest payable and accounts payable approximate fair values due to the short-term nature of these accounts.

The combined balance of our mortgage loans payable was $59.8 million and $116.9 million as of December 31, 2012 and 2011, respectively, with a fair value of $59.6 million and $116.1 million, respectively, based on Level 3 inputs from the fair value hierarchy. Under the discounted cash flow method, the fair values of mortgage notes payable and the revolving credit facility are based on the Company's assumptions of interest rates and terms available incorporating the Company's credit risk.

15. Related Party Transactions

Prior to the closing of the IPO on September 28, 2010, CoreSite, LLC was engaged to act as the Company's agent for the purpose of coordinating the activities of the property manager, for leasing and servicing the properties, and for overseeing property build-out activities. Subsequent to our Predecessor's acquisition of CoreSite, LLC as part of the IPO on September 28, 2010, all related party revenue and expenses incurred in connection with CoreSite, LLC's activities, have been eliminated upon consolidation. For the year ended December 31, 2010, CoreSite, LLC earned management fees from the Predecessor of $3.6 million. For the year ended December 31, 2010, CoreSite, LLC earned lease commissions from our Predecessor of $2.8 million. These commissions are included in deferred leasing costs. For the year ended December 31, 2010, CoreSite, LLC earned construction management fees from our Predecessor of $1.2 million. The construction management fees are included in building improvements and construction in progress. For the year ended December 31, 2010, CoreSite, LLC was reimbursed for payroll related expenses from our Predecessor of $1.2 million. At December 31, 2012 and 2011, none of the fees were payable to CoreSite, LLC.

We lease 1,515 net rentable square feet of space at VA1 to an affiliate of The Carlyle Group. The lease commenced on July 1, 2008 and expires on June 30, 2013. Rental revenue was $0.3 million, $0.2 million, and $0.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

16. Commitments and Contingencies

The Company currently leases data center space under noncancelable operating lease agreements at NY1, LA1, DC1, DE1, and DE2, and the Company leases its headquarters located in Denver, Colorado under a noncancelable operating lease agreement. The lease agreements provide for base rental rate increases at defined intervals during the term of the lease. In addition, the Company has negotiated rent abatement periods to better match the phased build-out of the data center space. The Company accounts for such abatements and increasing base rentals using the straight-line method over the noncancelable term of the lease. The difference between the straight-line expense and the cash payment is recorded as deferred rent payable.

Additionally, the Company has commitments related to telecommunications capacity used to connect data centers located within the same market or geographical area and power usage.

The following table summarizes our contractual obligations as of December 31, 2012 (in thousands):

Obligation	2013	2014	2015	2016	2017	Thereafter	Total
Operating leases	$18,149	$18,336	$18,014	$17,752	$16,287	$72,518	$161,056
Other(1)	6,667	1,125	989	527	142	745	10,195
Total	$24,816	$19,461	$19,003	$18,279	$16,429	$73,263	$171,251

(1) Obligations for tenant improvement work at SV1, power contracts, and telecommunications leases.

Rent expense was $18.7 million, $18.3 million, $4.6 million, $2.2 million, for the years ended December 31, 2012 and 2011, for the period from September 28, 2010 to December 31, 2010, and the period from January 1, 2010 to September 27, 2010, respectively.

Our properties require periodic investments of capital for general capital improvements and for tenant related capital expenditures. Additionally, the Company enters into various construction contracts with third parties for the development of our properties. At December 31, 2012, we had open commitments related to construction contracts of approximately $35.0 million.

From time to time, we are party to a variety of legal proceedings arising in the ordinary course of business. We believe that, with respect to any such matters that we are currently a party to, the ultimate disposition of any such matter will not result in a material adverse effect on us.

As previously disclosed, we were involved in litigation in the Colorado District Court in Denver, Colorado with Ari Brumer, the former general counsel of our affiliate, CoreSite, LLC, arising out of the termination of Mr. Brumer's employment. The allegations made by Mr. Brumer in his complaint against us, certain of our affiliates, and certain affiliates of The Carlyle Group also have been previously reported, as have been the counterclaims asserted against Mr. Brumer by us and certain of our affiliates. On December 6, 2012, the parties reached binding settlement with Mr. Brumer pursuant to which, following full documentation of the binding settlement terms on January 10, 2013, we paid Mr. Brumer a cash payment in an amount that we do not consider to be material. We do not consider this settlement as having a material adverse effect on our business, financial position, liquidity or results of operations. We recorded the settlement expense in general and administrative expense for the year ended December 31, 2012.

One of our former customers, brought an action against us in April 2009 before the American Arbitration Association in California asserting claims of breach of contract, unfair business practices, negligent misrepresentation and fraudulent inducement. Our former customer alleged that it suffered damages of approximately $3.5 million, consisting of license and service fees paid to us, loss of business income and equipment damage, and sought attorney's fees and punitive damages. We counterclaimed for breach of contract and bad faith dealing. On April 6, 2012, we agreed to pay our former customer $1.5 million to settle the action in its entirety and recorded the settlement expense in general and administrative expense for the year ended December 31, 2012.

17. Quarterly Financial Information (unaudited)

The table below reflects the selected quarterly information for the years ended December 31, 2012 and 2011 (in thousands except share data):

	Three Months Ended			
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Revenue	$55,252	$53,762	$50,636	$47,284
Operating income	5,936	5,059	3,814	2,234
Net income	4,578	2,947	1,848	1,343
Net income attributable to common shares	1,862	1,320	826	600
Net income per share attributable to common shares—basic	$ 0.09	$ 0.06	$ 0.04	$ 0.03
Net income per share attributable to common shares—diluted	$ 0.09	$ 0.06	$ 0.04	$ 0.03

	Three Months Ended			
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Revenue	$46,029	$44,367	$42,484	$39,966
Operating income (loss)	1,072	1,125	(3,473)	(5,814)
Net income (loss)	462	263	(3,588)	(7,916)
Net income (loss) attributable to common shares	179	112	(1,530)	(3,372)
Net income (loss) per share attributable to common shares—basic	$ 0.01	$ 0.01	$ (0.08)	$ (0.17)
Net income (loss) per share attributable to common shares—diluted	$ 0.01	$ 0.01	$ (0.08)	$ (0.17)

CoreSite Realty Corporation

Schedule III

Real Estate and Accumulated Depreciation

December 31, 2012

			Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amount Carried at December 31, 2012				
Property Name	Location	Encumbrances	Land	Building and Improvements	Land	Building and Improvements	Land	Building and Improvements	Total	Accumulated Depreciation at December 31, 2012	Year Acquired or Leased
					(In thousands)						
SV1	San Jose, CA	$59,750	$ 6,863	$ 91,719	$ —	$ 15,023	$ 6,863	$106,742	$113,605	$ 7,342	2010
SV2	Milpitas, CA	—	5,086	5,046	—	17,502	5,086	22,548	27,634	8,073	2006
SV3	Santa Clara, CA	—	3,972	3,482	—	41,731	3,972	45,213	49,185	11,246	2007
SV4	Santa Clara, CA	—	4,442	3,716	—	79,920	4,442	83,636	88,078	3,136	2007
Santa Clara Campus	Santa Clara, CA	—	11,486	9,240	1,131	4,088	12,617	13,328	25,945	2,115	2007
BO1	Somerville, MA	—	6,100	26,748	—	43,652	6,100	70,400	76,500	18,682	2007
NY1	New York, NY	—	—	—	—	31,292	—	31,292	31,292	9,199	2007
VA1	Reston, VA	—	12,100	32,939	—	74,783	12,100	107,722	119,822	17,901	2007
DC1	Washington, DC	—	—	4,797	—	1,996	—	6,793	6,793	1,197	2010
CH1	Chicago, IL	—	5,493	49,522	—	25,921	5,493	75,443	80,936	6,008	2010
LA1	Los Angeles, CA	—	—	41,099	—	10,735	—	51,834	51,834	8,505	2010
LA2	Los Angeles, CA	—	28,467	94,114	—	21,155	28,467	115,269	143,736	10,102	2010
MI1	Miami, FL	—	728	9,325	—	432	728	9,757	10,485	964	2010
DE1	Denver, CO	—	—	37		232	—	269	269	18	2012
DE2	Denver, CO	—	—	4		5	—	9	9	2	2012
	Total	$59,750	$84,737	$371,788	$1,131	$368,467	$85,868	$740,255	$826,123	$104,490	

The aggregate cost of the total properties for federal income tax purposes was approximately $812.2 million (unaudited) at December 31, 2012.

See accompanying report of independent registered public accounting firm.

CoreSite Realty Corporation
Schedule III
Real Estate and Accumulated Depreciation
December 31, 2012

The following table reconciles the historical cost and accumulated depreciation of the CoreSite Realty Corporation properties for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
		(In thousands)	
Property			
Balance, beginning of period	$738,596	$622,622	$234,262
Additions—property acquisitions	—	—	332,128
Additions—improvements	87,527	115,974	56,232
Balance, end of period	$826,123	$738,596	$622,622
Accumulated Depreciation			
Balance, beginning of period	$ 64,428	$ 32,943	$ 16,207
Additions—depreciation, net of disposals	40,062	31,485	16,736
Balance, end of period	$104,490	$ 64,428	$ 32,943

See accompanying report of independent registered public accounting firm.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC's rules and regulations and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of December 31, 2012, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer, regarding the effectiveness of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2012.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2012, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act). The internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements.

Based on its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may be inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures might deteriorate.

As of December 31, 2012, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer, regarding the effectiveness of our internal control over financial reporting. Based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, our Chief Executive Officer and our Chief Financial Officer concluded, as of December 31, 2012, that our internal control over financial reporting was effective in providing reasonable assurance of the fair preparation and presentation of published financial statements.

KPMG LLP, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in their report which is included on page 48 of this Annual Report.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 will be included in the Proxy Statement to be filed relating to our 2013 Annual Meeting of Stockholders, to be filed no later than April 30, 2013, and is incorporated herein by reference.

Because our common stock is listed on the NYSE, our Chief Executive Officer is required to make, and will make, an annual certification to the NYSE stating that he was not aware of any violation by us of the corporate governance listing standards of the NYSE. Our Chief Executive Officer will make his annual certification to that effect to the NYSE within the 30-day period following our 2013 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 will be included in the Proxy Statement to be filed relating to our 2013 Annual Meeting of Stockholders, to be filed no later than April 30, 2013, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 will be included in the Proxy Statement to be filed relating to our 2013 Annual Meeting of Stockholders, to be filed no later than April 30, 2013, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 will be included in the Proxy Statement to be filed relating to our 2013 Annual Meeting of Stockholders, to be filed no later than April 30, 2013, and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 will be included in the Proxy Statement to be filed relating to our 2013 Annual Meeting of Stockholders, to be filed no later than April 30, 2013, and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this Annual Report or incorporated by reference:

(1) Our consolidated financial statements are provided under Item 8 of this Annual Report.

(2) Schedule III—Real Estate and Accumulated Depreciation is included herein at page 72. All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(b) The following exhibits are filed with this Annual Report or incorporated by reference, as indicated:

Exhibit Number	Description
3.1	Articles of Amendment and Restatement of CoreSite Realty Corporation.(1)
3.2	Articles Supplementary of CoreSite Realty Corporation—7.25% Series A Cumulative Redeemable Preferred Stock.(8)
3.3	Bylaws of CoreSite Realty Corporation.(1)
4.1	Specimen certificate representing the Common Stock of CoreSite Realty Corporation.(2)
10.1	Amended and Restated Agreement of Limited Partnership of CoreSite, L.P., dated as of December 12, 2012.(8)
10.2	2010 Equity Incentive Award Plan.(1)*
10.3	Form of 2010 Equity Incentive Award Plan Restricted Stock Unit Award Agreement.(1)*
10.4	Form of 2010 Equity Incentive Award Plan Stock Option Agreement.(1)*
10.5	Form of 2010 Equity Incentive Award Plan Restricted Stock Award Agreement.(1)*
10.6	Form of 2010 Equity Incentive Award Plan Restricted Stock Unit Agreement for Non-Employee Directors.(1)*
10.7	Employment Agreement between CoreSite, L.L.C. and Thomas M. Ray, dated as of August 1, 2010.(1)*
10.8	Form of Indemnification Agreement for directors and officers of CoreSite Realty Corporation.(1)*
10.9	Registration Rights Agreement among CoreSite Realty Corporation and the holders listed therein, dated as of September 28, 2010.(3)
10.10	Tax Protection Agreement among CoreSite Realty Corporation and the persons named therein, dated as of September 28, 2010.(3)
10.11	Contribution Agreement among CoreSite Realty Corporation, CoreSite, L.P. and the persons named therein, dated as of September 28, 2010.(3)
10.12	Lease between Hines REIT One Wilshire Services, Inc. and CRG West One Wilshire, L.L.C., dated as of August 1, 2007.(1)
10.13	First Amendment to Lease between Hines REIT One Wilshire Services, Inc. and CoreSite One Wilshire, L.L.C. (formerly known as CRG West One Wilshire, L.L.C.), dated as of January 9, 2013.(10)

Exhibit Number	Description
10.14	Lease between Hines REIT One Wilshire, LP and CRG West One Wilshire, L.L.C., dated as of August 1, 2007.(1)
10.15	First Amendment to Lease between Hines REIT One Wilshire, LP and CRG West One Wilshire, L.L.C., dated as of May 1, 2008.(1)
10.16	Second Amendment to Lease between Hines REIT One Wilshire LP and CoreSite One Wilshire, L.L.C. (formerly known as CRG West One Wilshire, L.L.C.), dated as of November 5, 2009.(9)
10.17	Third Amendment to Lease between Hines REIT One Wilshire LP and CoreSite One Wilshire L.L.C. (formerly known as CRG West One Wilshire, L.L.C.), dated as of June 15, 2011(9).
10.18	Fourth Amendment to Lease between Hines REIT One Wilshire LP and CoreSite One Wilshire, L.L.C. (formerly known as CRG West One Wilshire, L.L.C.), dated as of January 9, 2013.(10)
10.19	Form of Restricted Stock Agreement.(3)*
10.20	Form of Restricted Unit Agreement.(1)*
10.21	Form of Management Rights Agreement.(1)*
10.22	CoreSite Realty Corporation and CoreSite, L.P. Senior Management Severance and Change in Control Program.(1)*
10.23	CoreSite Realty Corporation Non-Employee Director Compensation Policy.(1)*
10.24	Employment Agreement between CoreSite L.L.C and Jeffrey S. Finnin, dated as of January 4, 2011.(4)*
10.25	Employment Agreement between CoreSite L.L.C. and Derek McCandless, dated as of February 7, 2011.(5)*
10.26	Employment Agreement between CoreSite L.L.C. and Jarrett Appleby, dated as of April 6, 2012.(7)*
10.27	Second Amended and Restated Credit Agreement, among CoreSite, L.P., as parent borrower, CoreSite Real Estate 70 Innerbelt, L.L.C., CoreSite Real Estate 900 N. Alameda, L.L.C., CoreSite Real Estate 2901 Coronado, L.L.C., CoreSite Real Estate 1656 McCarthy, L.L.C., CoreSite Real Estate 427 S. LaSalle, L.L.C., CoreSite Coronado Stender, L.L.C., CoreSite Real Estate 12100 Sunrise Valley Drive L.L.C., CoreSite Real Estate 2115 NW 22nd Street, L.L.C. and CoreSite One Wilshire, L.L.C., as subsidiary borrowers, Keybank National Association, the other lenders party thereto and other lenders that may become parties thereto, Keybank National Association, as agent, Regions Bank, as documentation agent, RBC Capital Markets, LLC, as syndication agent, and Keybanc Capital Markets, Regions Bank and RBC Capital Markets, LLC, as joint lead arrangers and joint book managers, dated as of January 3. 2013.(6)
12.1	Statement of Computation of Ratios
21.1	Subsidiaries of CoreSite Realty Corporation.
23.1	Consent of KPMG LLP.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101. INS	XBRL Instance Document**
101. SCH	XBRL Taxonomy Extension Schema Document**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**

* Represents management contract or compensatory plan or agreement.

** Pursuant to Rule 406T of Regulation S-T, the information in Exhibit 101 is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

(1) Incorporated by reference to our Registration Statement (Amendment No. 7) on Form S-11 (Registration No. 333-166810) filed on September 22, 2010.

(2) Incorporated by reference to our Post-Effective Amendment to our Registration Statement on Form S-11 (Registration No. 333-166810) filed on September 22, 2010.

(3) Incorporated by reference to our Current Report on Form 8-K filed on October 1, 2010.

(4) Incorporated by reference to our Current Report on Form 8-K filed on January 6, 2011.

(5) Incorporated by reference to our Current Report on Form 8-K filed on February 11, 2011.

(6) Incorporated by reference to our Current Report on Form 8-K filed on January 7, 2013.

(7) Incorporated by reference to our Current Report on Form 8-K filed April 10, 2012.

(8) Incorporated by reference to our Current Report on Form 8-K filed on December 18, 2012.

(9) Incorporated by reference to our Current Report on Form 8-K filed on November 2, 2012.

(10) Incorporated by reference to our Current Report on Form 8-K filed on January 14, 2012.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 25, 2013

CORESITE REALTY CORPORATION

By: /s/ THOMAS M. RAY

Thomas M. Ray
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ THOMAS M. RAY Thomas M. Ray	President and Chief Executive Officer (Principal Executive Officer) and Director	February 25, 2013
/s/ JEFFREY S. FINNIN Jeffrey S. Finnin	Chief Financial Officer (Principal Financial and Accounting Officer)	February 25, 2013
/s/ ROBERT G. STUCKEY Robert G. Stuckey	Chairman of the Board of Directors	February 25, 2013
/s/ JAMES A. ATTWOOD, JR. James A. Attwood, Jr.	Director	February 25, 2013
/s/ MICHAEL KOEHLER Michael Koehler	Director	February 25, 2013
/s/ PAUL E. SZUREK Paul E. Szurek	Director	February 25, 2013
/s/ J. DAVID THOMPSON J. David Thompson	Director	February 25, 2013
/s/ DAVID A. WILSON David A. Wilson	Director	February 25, 2013

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Articles of Amendment and Restatement of CoreSite Realty Corporation.(1)
3.2	Articles Supplementary of CoreSite Realty Corporation—7.25% Series A Cumulative Redeemable Preferred Stock.(8)
3.3	Bylaws of CoreSite Realty Corporation.(1)
4.1	Specimen certificate representing the Common Stock of CoreSite Realty Corporation.(2)
10.1	Amended and Restated Agreement of Limited Partnership of CoreSite, L.P., dated as of December 12, 2012.(8)
10.2	2010 Equity Incentive Award Plan.(1)*
10.3	Form of 2010 Equity Incentive Award Plan Restricted Stock Unit Award Agreement.(1)*
10.4	Form of 2010 Equity Incentive Award Plan Stock Option Agreement.(1)*
10.5	Form of 2010 Equity Incentive Award Plan Restricted Stock Award Agreement.(1)*
10.6	Form of 2010 Equity Incentive Award Plan Restricted Stock Unit Agreement for Non-Employee Directors.(1)*
10.7	Employment Agreement between CoreSite, L.L.C. and Thomas M. Ray, dated as of August 1, 2010.(1)*
10.8	Form of Indemnification Agreement for directors and officers of CoreSite Realty Corporation.(1)*
10.9	Registration Rights Agreement among CoreSite Realty Corporation and the holders listed therein, dated as of September 28, 2010.(3)
10.10	Tax Protection Agreement among CoreSite Realty Corporation and the persons named therein, dated as of September 28, 2010.(3)
10.11	Contribution Agreement among CoreSite Realty Corporation, CoreSite, L.P. and the persons named therein, dated as of September 28, 2010.(3)
10.12	Lease between Hines REIT One Wilshire Services, Inc. and CRG West One Wilshire, L.L.C., dated as of August 1, 2007.(1)
10.13	First Amendment to Lease between Hines REIT One Wilshire Services, Inc. and CoreSite One Wilshire, L.L.C. (formerly known as CRG West One Wilshire, L.L.C.), dated as of January 9, 2013.(10)
10.14	Lease between Hines REIT One Wilshire, LP and CRG West One Wilshire, L.L.C., dated as of August 1, 2007.(1)
10.15	First Amendment to Lease between Hines REIT One Wilshire, LP and CRG West One Wilshire, L.L.C., dated as of May 1, 2008.(1)
10.16	Second Amendment to Lease between Hines REIT One Wilshire LP and CoreSite One Wilshire, L.L.C. (formerly known as CRG West One Wilshire, L.L.C.), dated as of November 5, 2009.(9)

Exhibit Number	Description
10.17	Third Amendment to Lease between Hines REIT One Wilshire LP and CoreSite One Wilshire L.L.C. (formerly known as CRG West One Wilshire, L.L.C.), dated as of June 15, 2011(9).
10.18	Fourth Amendment to Lease between Hines REIT One Wilshire LP and CoreSite One Wilshire, L.L.C. (formerly known as CRG West One Wilshire, L.L.C.), dated as of January 9, 2013.(10)
10.19	Form of Restricted Stock Agreement.(3)*
10.20	Form of Restricted Unit Agreement.(1)*
10.21	Form of Management Rights Agreement.(1)*
10.22	CoreSite Realty Corporation and CoreSite, L.P. Senior Management Severance and Change in Control Program.(1)*
10.23	CoreSite Realty Corporation Non-Employee Director Compensation Policy.(1)*
10.24	Employment Agreement between CoreSite L.L.C and Jeffrey S. Finnin, dated as of January 4, 2011.(4)*
10.25	Employment Agreement between CoreSite L.L.C. and Derek McCandless, dated as of February 7, 2011.(5)*
10.26	Employment Agreement between CoreSite L.L.C. and Jarrett Appleby, dated as of April 6, 2012.(7)*
10.27	Second Amended and Restated Credit Agreement, among CoreSite, L.P., as parent borrower, CoreSite Real Estate 70 Innerbelt, L.L.C., CoreSite Real Estate 900 N. Alameda, L.L.C., CoreSite Real Estate 2901 Coronado, L.L.C., CoreSite Real Estate 1656 McCarthy, L.L.C., CoreSite Real Estate 427 S. LaSalle, L.L.C., CoreSite Coronado Stender, L.L.C., CoreSite Real Estate 12100 Sunrise Valley Drive L.L.C., CoreSite Real Estate 2115 NW 22nd Street, L.L.C. and CoreSite One Wilshire, L.L.C., as subsidiary borrowers, Keybank National Association, the other lenders party thereto and other lenders that may become parties thereto, Keybank National Association, as agent, Regions Bank, as documentation agent, RBC Capital Markets, LLC, as syndication agent, and Keybanc Capital Markets, Regions Bank and RBC Capital Markets, LLC, as joint lead arrangers and joint book managers, dated as of January 3. 2013.(6)
12.1	Statement of Computation of Ratios
21.1	Subsidiaries of CoreSite Realty Corporation.
23.1	Consent of KPMG LLP.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description
101. INS	XBRL Instance Document**
101. SCH	XBRL Taxonomy Extension Schema Document**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**

---

* Represents management contract or compensatory plan or agreement.

** Pursuant to Rule 406T of Regulation S-T, the information in Exhibit 101 is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

(1) Incorporated by reference to our Registration Statement (Amendment No. 7) on Form S-11 (Registration No. 333-166810) filed on September 22, 2010.

(2) Incorporated by reference to our Post-Effective Amendment to our Registration Statement on Form S-11 (Registration No. 333-166810) filed on September 22, 2010.

(3) Incorporated by reference to our Current Report on Form 8-K filed on October 1, 2010.

(4) Incorporated by reference to our Current Report on Form 8-K filed on January 6, 2011.

(5) Incorporated by reference to our Current Report on Form 8-K filed on February 11, 2011.

(6) Incorporated by reference to our Current Report on Form 8-K filed on January 7, 2013.

(7) Incorporated by reference to our Current Report on Form 8-K filed April 10, 2012.

(8) Incorporated by reference to our Current Report on Form 8-K filed on December 18, 2012.

(9) Incorporated by reference to our Current Report on Form 8-K filed on November 2, 2012.

(10) Incorporated by reference to our Current Report on Form 8-K filed on January 14, 2013.


CORESITE

1050 17th Street, Suite 800
Denver, Colorado 8[illegible]
(866) 777-2673

April 3, 2013

Dear CoreSite Stockholder:

You are cordially invited to the CoreSite Realty Corporation 2013 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Wednesday, May 22, 2013 at 2:30 p.m., Mountain Time. The Annual Meeting will be held at the Ritz-Carlton, Denver, 1881 Curtis Street, Denver, Colorado 80202.

At the Annual Meeting, you will be asked to (i) elect seven directors to our Board of Directors, (ii) ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2013 fiscal year, (iii) approve an advisory resolution on executive compensation, (iv) approve the Amended and Restated 2010 Equity Incentive Award Plan and (v) transact such other business as may properly come before the meeting or any postponements or adjournments thereof.

The accompanying Notice of 2013 Annual Meeting of Stockholders describes these matters. We have elected to provide access to our proxy materials on the Internet under the U.S. Securities and Exchange Commission's "notice and access" rules. Our proxy materials are available at www.proxyvote.com. We have sent the Notice of 2013 Annual Meeting of Stockholders to each of our stockholders, providing instructions on how to access our proxy materials and our 2012 Annual Report on the Internet. Please read the enclosed information carefully before submitting your proxy.

Please join us at the meeting. Whether or not you plan to attend, it is important that you authorize your proxy promptly. If you do attend the meeting, you may withdraw your proxy should you wish to vote in person.

Sincerely,

THOMAS M. RAY
President, Chief Executive Officer and Director



1050 17th Street, Suite 800
Denver, Colorado 80265
(866) 777-2673

NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders of CoreSite Realty Corporation:

NOTICE IS HEREBY GIVEN that the 2013 Annual Meeting of Stockholders (the "Annual Meeting") of CoreSite Realty Corporation, a Maryland corporation, will be held at the Ritz-Carlton, Denver, 1881 Curtis Street, Denver, Colorado 80202, on Wednesday, May 22, 2013, at 2:30 p.m., Mountain Time, for the following purposes:

1. To elect seven directors to the Board of Directors to serve until the 2014 Annual Meeting of Stockholders and until their successors have been duly elected and qualify;
2. To consider and vote upon the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013;
3. To consider and vote upon the advisory resolution to approve the compensation of our named executive officers, as described in the Proxy Statement;
4. To consider and vote upon the approval of the Amended and Restated 2010 Equity Incentive Award Plan; and
5. To transact such other business as may properly come before the meeting and any adjournments or postponements thereof.

We know of no other matters to come before the Annual Meeting. Only stockholders of record at the close of business on March 22, 2013, are entitled to notice of and to vote at the Annual Meeting or at any adjournments or postponements thereof.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2013 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 22, 2013. Our Proxy Statement and 2012 Annual Report are available at www.proxyvote.com.

Regardless of the number of shares of common stock you hold, as a stockholder your role is very important and the Board of Directors strongly encourages you to exercise your right to vote.

BY ORDER OF THE BOARD OF DIRECTORS

DEREK S. MCCANDLESS
Secretary

Dated: April 3, 2013
Denver, Colorado

TABLE OF CONTENTS



1050 17th Street, Suite 800
Denver, Colorado 80265
(866) 777-2673

PROXY STATEMENT

GENERAL INFORMATION REGARDING SOLICITATION AND VOTING

General

This proxy statement will first be made available to stockholders on or about April 3, 2013. This proxy statement is furnished by the Board of Directors (the "Board") in connection with its solicitation of proxies for CoreSite Realty Corporation's 2013 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Wednesday, May 22, 2013, at 2:30 p.m., Mountain Time, at the Ritz-Carlton, Denver, 1881 Curtis Street, Denver, Colorado 80202, and at any adjournments or postponements thereof. Unless the context requires otherwise, references in this proxy statement to "CoreSite," "we," "our," "us" and "our company" refer to CoreSite Realty Corporation, a Maryland corporation, together with its consolidated subsidiaries, including CoreSite, L.P., a Delaware limited partnership of which CoreSite Realty Corporation is the sole general partner (our "Operating Partnership"), and CoreSite Services, Inc., a Delaware corporation, our taxable REIT subsidiary.

Pursuant to rules adopted by the U.S. Securities and Exchange Commission ("SEC"), we have elected to provide access to our proxy materials via the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders. All stockholders will have the ability to access the proxy materials at www.proxyvote.com or request to receive a printed set of the proxy materials by mail or an electronic set of materials by email. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. We believe these rules allow us to provide our stockholders with the information they need, while lowering the cost of delivery and reducing the environmental impact of our Annual Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2013 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 22, 2013. Our Proxy Statement and 2012 Annual Report are available at www.proxyvote.com.

Certain of our directors, officers and employees may solicit proxies by telephone, personal contact, or other means of communication. They will not receive any additional compensation for these activities. We have also retained Eagle Rock Proxy Advisors to assist in the solicitation of proxies for an estimated fee of $5,500, plus reimbursement of reasonable expenses. In addition, brokers, banks and other persons holding common stock on behalf of beneficial owners will be requested to solicit proxies or authorizations from beneficial owners. We will bear all costs incurred in connection with the preparation, assembly and mailing of the proxy materials and the solicitation of proxies and will reimburse brokers, banks and other nominees, fiduciaries and custodians for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of our common stock.

No person is authorized to give any information or to make any representation not contained in this proxy statement, and, if given or made, you should not rely on that information or representation as having been authorized by us. The delivery of this proxy statement does not imply that the information herein has remained unchanged since the date of this proxy statement.

Purposes of the Annual Meeting

The purposes of the Annual Meeting are to: (1) elect seven members to the Board until the next meeting of stockholders and until their successors are duly elected and qualify (Proposal One); (2) consider and vote upon the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2013 (Proposal Two); (3) consider and vote upon the advisory resolution to approve the compensation of our named executive officers (Proposal Three); (4) consider and vote upon the approval of the Amended and Restated 2010 Equity Incentive Award Plan (Proposal Four); and (5) transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof. Our Board knows of no other matters to be brought before the Annual Meeting.

Stockholders Entitled to Vote

The close of business on March 22, 2013, has been fixed as the record date (the "Record Date") for the determination of stockholders entitled to receive notice of and to vote at the Annual Meeting. Only stockholders of record as of the close of business on the Record Date are entitled to receive notice of, to attend, and to vote at the Annual Meeting. On the Record Date, our outstanding voting securities consisted of 21,381,336 shares of common stock. Each share of common stock is entitled to one vote. Votes may not be cumulated.

How to Vote

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered the stockholder of record with respect to those shares, and the Notice was sent directly to you by us. You may authorize your proxy via the Internet by following the instructions provided in the Notice. If you request printed copies of the proxy materials by mail, you may also authorize your proxy by filling out the proxy card included with the materials or by calling the toll-free number found on the proxy card.

If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the beneficial owner of shares held in "street name," and the Notice was forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account. Those instructions are contained in a "vote instruction form." If you request printed copies of the proxy materials by mail, you will receive a vote instruction form. You should instruct your broker or nominee how to vote your shares by following the voting instructions provided by your broker or nominee.

Attending and Voting at the Annual Meeting

Only stockholders as of the Record Date, or their duly appointed proxies, may attend the Annual Meeting. Stockholders may be asked to present valid picture identification such as a driver's license or passport and proof of stock ownership as of the Record Date. If you are not a stockholder of record but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the Record Date, such as your most recent account statement, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership. The use of cell phones, smartphones, pagers, recording and photographic equipment and/or computers is not permitted in the meeting rooms at the Annual Meeting.

Shares held in your name as the stockholder of record may be voted in person at the Annual Meeting. If you are not a stockholder of record but hold shares through a broker or nominee (i.e., in street name), you may vote your shares in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy or voting instructions prior to the meeting as described below so that your vote will be counted if you later decide not to attend the meeting.

Voting Without Attending the Annual Meeting

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. If you are a stockholder of record, you may authorize your proxy to vote your shares by submitting a proxy, either by mail or via the Internet, or by calling the toll-free number found on the Notice and the proxy card.

Proxies submitted properly via one of the methods discussed above will be voted in accordance with the instructions contained therein. If the proxy is submitted but voting directions are not made, the proxy will be voted "FOR" each of the seven director nominees, "FOR" the ratification of the appointment of KPMG LLP as our independent registered public accounting firm, "FOR" the advisory resolution to approve the compensation of our named executive officers as described in this proxy statement, "FOR" the approval of the Amended and Restated 2010 Equity Incentive Award Plan and in such manner as the proxy holders named on the proxy (the "Proxy Agents"), in their discretion, determine upon such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

If your shares of common stock are held through a broker, bank or other nominee (collectively referred to as "brokers"), under applicable rules of the New York Stock Exchange (the "NYSE") (the exchange on which our common stock is traded), the brokers will vote your shares according to the specific instructions they receive from you. If brokers that hold shares of our common stock for a beneficial owner do not receive voting instructions from that owner, the broker may vote on the proposal if it is considered a "routine" matter under the NYSE's rules, including this year's ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2013, or leave your shares unvoted. Pursuant to the rules of the NYSE, the election of directors, the vote on the advisory resolution to approve the compensation of our named executive officers and the vote to approve the Amended and Restated 2010 Equity Incentive Award Plan are not "routine" matters as to which brokerage firms may vote in their discretion on behalf of clients who have not furnished voting instructions.

The proposals set forth in this proxy statement constitute the only business that the Board intends to present at the Annual Meeting. The proxy does, however, confer discretionary authority upon the Proxy Agents or their substitutes, to vote on any other business that may properly come before the meeting. If the Annual Meeting is postponed or adjourned, the Proxy Agents can vote your shares on the new meeting date as well, unless you have revoked your proxy.

Quorum

Holders of a majority of our outstanding common stock entitled to vote must be present, in person or by proxy, at the Annual Meeting for a quorum to exist. If the shares present in person or by proxy at the Annual Meeting do not constitute a quorum, the Annual Meeting may be adjourned to a subsequent time. Shares that are voted "FOR," "AGAINST," "ABSTAIN," or, with respect to the election of directors, "WITHHOLD," will be treated as being present at the Annual Meeting for purposes of establishing a quorum. Accordingly, if you have returned a valid proxy or attend the Annual Meeting in person, your shares will be counted for the purpose of determining whether there is a quorum, even if you wish to abstain from voting on some or all matters at the Annual Meeting. "Broker non-votes" will also be counted as present for purposes of determining the presence of a quorum. A broker non-vote occurs when a bank, broker or other person holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received voting instructions from the beneficial owner.

Required Vote

With respect to Proposal One, you may vote "FOR" all nominees, "WITHHOLD" your vote as to all nominees, or "FOR" all nominees except those specific nominees from whom you "WITHHOLD" your vote. A properly executed proxy marked "WITHHOLD" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated. Members of the Board are elected by a plurality of votes cast. This means that the seven nominees who receive the greatest number of "FOR" votes cast will be elected. Cumulative voting is not permitted. Neither broker non-votes nor votes marked "WITHHOLD" will have an effect with respect to the election of any nominee.

You may vote "FOR," "AGAINST" or "ABSTAIN" on Proposals Two, Three and Four. To be approved, each of Proposals Two and Three must receive the affirmative vote of a majority of the votes cast, in person or by proxy, at the Annual Meeting on the proposal. Abstentions and broker non-votes will not be counted as votes cast on Proposals Two and Three and will have no effect on the result of this vote. To be approved, Proposal Four must receive a majority of all the votes cast, in person or by proxy, provided that the total vote cast on Proposal 4 represents over 50% in interest of all securities entitled to vote on the proposal. For purposes of the vote on Proposal 4, abstentions and broker non-votes will have the same effect as votes against the proposal, unless holders of more than 50% in interest of all securities entitled to vote on the proposal cast votes, in which event abstentions and broker non-votes will not have any effect on the result of the vote.

Board Recommendation

The Board recommends that you vote as follows:

- "FOR" each of the seven director nominees set forth in Proposal One;
- "FOR" Proposal Two, relating to the ratification of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013;
- "FOR" Proposal Three, relating to the advisory resolution to approve the compensation of our named executive officers; and
- "FOR" Proposal Four, relating to the approval of the Amended and Restated 2010 Equity Incentive Award Plan.

Any proxy as to which no instructions are given will be voted in accordance with the foregoing recommendations.

Revocation of Proxies

You may revoke your proxy at any time prior to its use by (i) delivering a written notice of revocation to our Secretary, (ii) filing a duly executed proxy bearing a later date with us or (iii) attending the Annual Meeting and voting in person.

Voting Results

The voting results will be tallied by the inspector of election appointed for the meeting and filed with the SEC in a Current Report on Form 8-K within four business days following the Annual Meeting.

PROPOSAL ONE: ELECTION OF DIRECTORS

The Board has fixed the number of directors at seven. The seven persons named below, each of whom currently serves on our Board, have been recommended by our Nominating/Corporate Governance Committee and nominated by our Board to serve on the Board until our 2014 Annual Meeting of Stockholders and until their respective successors are elected and qualify. The Board has no reason to believe that any of the persons named below as a nominee for our Board will be unable, or will decline, to serve as a member of the Board if elected. In addition, the Board has determined that all of our directors, other than Mr. Ray, are independent under applicable SEC and NYSE rules. A plurality of votes cast is necessary for the election of a director. There is no cumulative voting in the election of directors.

The Nominating/Corporate Governance Committee has not set forth minimum qualifications for Board nominees. However, pursuant to its charter, in identifying candidates to recommend for election to the Board, the Nominating/Corporate Governance Committee considers the following criteria:

- personal and professional integrity, ethics and values;
- experience in corporate governance, including as an officer, board member or senior executive or as a former officer, board member or senior executive of a publicly held company, and a general understanding of finance, marketing and other elements relevant to the success of a publicly traded company in today's business environment;
- experience in our industry;
- experience as a board member of another publicly held company;
- academic expertise in an area of our operations;
- diversity of experience, profession, skill and background, both on an individual level and in relation to the Board as a whole;
- practical and mature business judgment, including ability to make independent analytical inquiries; and
- the nature of and time involved in a director's service on other boards of directors and/or committees.

The Board does not have a formal policy specifying how diversity of background and personal experience should be applied in identifying or evaluating director candidates. A director candidate's background and personal experience, however, will be significant in the Board's candidate identification and evaluation process to help ensure that the Board remains aware of and responsive to the needs and interests of our customers, stockholders, employees and other stakeholders.

Under the partnership agreement governing our Operating Partnership (the "Operating Partnership Agreement"), The Carlyle Group ("Carlyle"), which directly or indirectly holds 54.1% ownership of our Operating Partnership, is currently entitled to nominate up to two directors for election to our Board. (See "Information about our Board of Directors and its Committees" for more information about the circumstances under which Carlyle is entitled to appoint nominees to our Board.) Carlyle has exercised this right by nominating James A. Attwood, Jr. and Robert G. Stuckey for election at the Annual Meeting.

Nominees for Election as Directors

The table below sets forth the names and biographical information of each of the directors nominated for election at the Annual Meeting.

Name	Position With the Company	Age as of the Annual Meeting	Director Since
Robert G. Stuckey	Director and Chairman of the Board	51	2010
Thomas M. Ray	Director and President and Chief Executive Officer	50	2010
James A. Attwood, Jr.	Director	55	2010
Michael Koehler	Director	46	2010
Paul E. Szurek	Director	52	2010
J. David Thompson	Director	46	2010
David A. Wilson	Director	71	2010

Directors

Robert G. Stuckey has served as a director since September 2010. Mr. Stuckey is a Managing Director and Fund Head, US Real Estate, at The Carlyle Group. Prior to joining Carlyle Realty in 1998, Mr. Stuckey was Chief Investment Officer at CarrAmerica Realty Corporation ("CarrAmerica"), a REIT. Prior to that, he was Senior Vice President of ProLogis, Inc. ("ProLogis"), an owner, operator and developer of industrial real estate, and Chief Financial Officer for Trammel Crow Company, N.E., a developer of, and investor in, commercial real estate. Mr. Stuckey was twice an Academic All-American in football at the University of Nebraska and received an M.B.A. from Harvard University. In determining Mr. Stuckey's qualifications to serve on our Board, the Board considered, among other things, Mr. Stuckey's significant experience concerning the acquisition, disposition, financing, operations and market opportunities of data center properties and private and publicly traded REITs, which provides us with valuable insight into commercial real estate, REIT and data center industry trends that affect our business.

Thomas M. Ray is our President and Chief Executive Officer and a member of our Board since September 2010. Mr. Ray has been responsible for our company's activities since its founding in 2001. From 1998 to September 2010, Mr. Ray served in roles of increasing responsibility, including Managing Director, of The Carlyle Group, focusing upon opportunities for the firm's real estate funds and leading those funds' activities in the data center sector. He brings over 20 years of experience making and managing investments and businesses throughout the U.S., Europe and Asia. Prior to joining Carlyle, Mr. Ray held management-level roles at companies such as ProLogis, CarrAmerica and predecessors to Archstone-Smith. Prior thereto, he practiced real estate and transactional law. Mr. Ray received his M.B.A. from the University of Texas at Austin Graduate School of Business, where he was a Longhorn Scholar. He also received a J.D. from the University of Colorado at Boulder School of Law and a B.S. in Business Administration with emphasis in Finance from the University of Denver, where he was a Hornbeck Scholar. In determining Mr. Ray's qualifications to serve on our Board, the Board considered, among other things, Mr. Ray's significant experience with publicly traded REITs and in the acquisition, finance and operation of commercial real estate, as well as over a decade of experience in the data center industry, which provide us with insight into commercial real estate, REIT and data center trends that affect our business.

James A. Attwood, Jr. has served as a director since September 2010. Mr. Attwood is a Managing Director and Head of the Global Telecommunications and Media Group at The Carlyle Group. Prior to joining Carlyle in 2000, Mr. Attwood served as Executive Vice President for Strategy, Development and Planning at Verizon Communications, Inc. ("Verizon"), a telecommunications provider, and GTE Corporation (prior to its merger with Bell Atlantic to form Verizon). Prior to his four years at Verizon and GTE Corporation, Mr. Attwood served as an investment banker at Goldman, Sachs & Co. for 11 years. Mr. Attwood graduated summa cum laude from Yale University in 1980 with a B.A. in applied mathematics and an M.A. in statistics. In 1985, he received both J.D. and M.B.A. degrees from Harvard University. Mr. Attwood currently serves as a member of the boards of directors of Syniverse Holdings, Inc., a provider of business and technology services for the mobile telecommunications industry, Nielsen Holdings N.V., a global information and measurement company, and Getty Images Inc., a global creator and distributor of still imagery, video and multimedia products, which is privately held. Mr. Attwood has gained significant knowledge of the telecommunications industry through his work with Verizon and The Carlyle Group. In determining Mr. Attwood's qualifications to serve on our Board, the Board considered, among other things, Mr. Attwood's private equity experience, together with the experience gained by having served as an officer and on the boards of directors of various telecommunications companies, which provide us with a valuable perspective in monitoring and evaluating our business.

Michael Koehler has served as a director since September 2010. Mr. Koehler currently serves as Senior Vice President, Global Services of EMC Corporation, a provider of IT consulting services and hardware, a position he has held since August 2011. During 2008 and 2009, Mr. Koehler served as Senior Vice President, Americas Region, of Electronic Data Systems Corporation ("EDS"), a division of the Hewlett-Packard Company ("HP"). EDS, a global provider of information technology and business processing outsourcing services, was acquired by HP in 2008. Prior to HP's acquisition of EDS, Mr. Koehler served as Executive Vice President, Global ITO Services and as Senior Vice President, Infrastructure Technology and Business Process Outsourcing at EDS. During 2007, Mr. Koehler served as Regional Senior Vice President, Europe, Middle East and Africa Operations at EDS, and, from 2006 to 2008, as Enterprise Client Executive, Navy Marine Corps Intranet Account at EDS. From 2004 to 2006, Mr. Koehler served as Chief Operating Officer of The Feld Group, a management information technology consulting firm that was acquired by EDS in 2004. From 1994 to 2001, he held management positions of increasingly greater responsibility at The Feld Group. Mr. Koehler received his B.S. in Industrial Engineering from Texas Tech University. In determining Mr. Koehler's qualifications to serve on our Board, the Board considered, among other things, Mr. Koehler's significant experience in the technology consulting and outsourcing industries and extensive operational and strategic planning experience in complex, global companies, which provide us with valuable insight into the technology trends that affect our business.

Paul E. Szurek has served as a director since September 2010. Mr. Szurek has been Chief Financial Officer of Biltmore Farms, LLC, a residential and commercial real estate development and operating company, since 2003. Prior to joining Biltmore Farms, LLC, Mr. Szurek served as Chief Financial Officer of Security Capital Group Incorporated, a real estate investment, development and operating company. Mr. Szurek is currently a director of the Charlotte, North Carolina branch of the Federal Reserve Bank of Richmond. He has also previously served as a director to two publicly traded real estate companies, Regency Centers and Security Capital U.S. Realty. Mr. Szurek received a J.D. with honors from Harvard Law School and a B.A. in Government, magna cum laude, from the University of Texas at Austin. In determining Mr. Szurek's qualifications to serve on our Board, the Board considered, among other things, Mr. Szurek's significant experience concerning the acquisition, disposition, financing, operations and market opportunities of private and publicly traded REITs, which provide us with valuable insight into REIT-industry trends that affect our business.

J. David Thompson has served as a director since September 2010. Mr. Thompson has been the Executive Vice President and Chief Information Officer of The Western Union Company, a global payment services company, since April 2012. From 2006 to April 2012, Mr. Thompson was Group President of the Symantec Services Group and Chief Information Officer of Symantec Corporation, a global provider of security, storage, and systems management solutions. From 2004 to 2006, Mr. Thompson served as Senior Vice President and Chief Information Officer for Oracle Corporation.

Mr. Thompson was Senior Vice President and Chief Information Officer at PeopleSoft, Inc. from 1998 to 2005, prior to its acquisition by Oracle Corporation. Mr. Thompson began his career as an officer in the U.S. Air Force as an Intelligence Systems Officer. Mr. Thompson studied computer science at American University. In determining Mr. Thompson's qualifications to serve on our Board, the Board considered, among other things, Mr. Thompson's significant experience in the technology industry and extensive operational experience in information technology systems optimization, which provide us with valuable insights into the information technology trends that affect our business.

David A. Wilson has served as a director since September 2010. Mr. Wilson has been the President and Chief Executive Officer of the Graduate Management Admission Council (the "Council") since 1995. The Council is a $100.0 million enterprise that is the owner of the Graduate Management Admission Test, the GMAT. Prior to 1995, he was a Managing Partner and National Director for Professional Development at Ernst & Young LLP, a public accounting firm. From 1968 to 1978, Mr. Wilson held faculty positions at the University of Texas at Austin, where he was awarded tenure, and at Harvard Business School. Mr. Wilson completed his undergraduate studies at Queen's University in Canada, received his M.B.A. at the University of California, Berkeley, and received his doctorate at the University of Illinois. He is a Chartered Accountant in Canada and a Certified Public Accountant in the United States. From 2002 to 2007, he has served on the board of directors of Laureate Education, Inc. ("Laureate"), a company which provides access to high-quality, innovative institutions of higher education, and of Terra Industries, Inc. ("Terra"), a producer and marketer of nitrogen products for the agricultural and industrial markets, from 2009 to 2010. At Laureate, he chaired the Audit Committee and served as a member of the Nominating and Governance Committee and the Conflicts Committee. He served on the Audit Committee of Terra. He has served on the Worldwide Board of Junior Achievement, the Conseil d'Administration de la Confrérie de la Chaîne des Rôtisseurs (Paris) and The Wolf Trap Foundation. He presently serves on the board of directors of Barnes and Noble, Inc., a book retailer and content, commerce and technology company, and as chair of its Audit Committee, and also serves as a member of the board of directors of The Atlantic Council, a non-profit organization. In determining Mr. Wilson's qualifications to serve on our Board, the Board considered, among other things, Mr. Wilson's significant industry experience in the areas of accounting policy, internal controls and risk management.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ELECTION OF EACH OF MESSRS. STUCKEY, RAY, ATTWOOD, KOEHLER, SZUREK, THOMPSON AND WILSON.

PROPOSAL TWO: RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board, which is composed entirely of independent directors, has appointed KPMG LLP as our company's independent registered public accounting firm for the year ending December 31, 2013. Although stockholder approval is not required, we desire to obtain from our stockholders an indication of their approval or disapproval of the Audit Committee's action in appointing KPMG LLP as the independent registered public accounting firm of our company for 2013. If our stockholders do not ratify and approve this appointment, the appointment will be reconsidered by the Audit Committee and our Board.

A representative of KPMG LLP will be present at our Annual Meeting, where the representative will be afforded an opportunity to make a statement and to respond to appropriate questions.

The affirmative vote of a majority of all votes cast on the proposal is necessary to ratify the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2013.

Principal Accountant Fees and Services

The following table summarizes the fees billed by KPMG LLP for professional services rendered to us for fiscal years 2012 and 2011.

	2012	2011
Audit Fees	$690,000	$750,000
Audit-Related Fees	71,750	35,380
Tax Fees	—	—
All Other Fees	—	—
Total	$761,750	$785,380

Audit Fees. Audit fees consisted of aggregate fees billed for professional services rendered for the audit of our consolidated annual financial statements, review of interim consolidated financial statements, consultations on accounting matters directly related to the audit, or services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Audit-related fees consists of aggregate fees billed for accounting consultations and other services that were reasonably related to the performance of audits or reviews of our financial statements and were not reported above under "Audit Fees." The amount for 2011 of $35,380 relates to assistance with the preparation and filing of our Registration Statements on Form S-3 during 2011. The amount for 2012 of $71,750 primarily related to services provided in connection with our 2012 preferred stock offering.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit and non-audit services provided by our independent registered public accounting firm. Requests to provide services requiring pre-approval by the Audit Committee are submitted to the Audit Committee with a description of the services to be provided and an estimate of the fees to be charged in connection with such services. The Audit Committee pre-approved all services to be performed by our independent registered accounting firm during fiscal years 2011 and 2012.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2013.

AUDIT COMMITTEE REPORT

The Audit Committee assists the Board with its oversight responsibilities regarding the Company's financial reporting process. The Company's management is responsible for the preparation, presentation and integrity of the Company's financial statements and the reporting process, including the Company's accounting policies, internal audit function, internal control over financial reporting and disclosure controls and procedures. KPMG LLP, the Company's independent registered public accounting firm, is responsible for performing an audit of the Company's financial statements.

With regard to the fiscal year ended December 31, 2012, the Audit Committee (i) reviewed and discussed with management our audited consolidated financial statements as of December 31, 2012, and for the year then ended; (ii) discussed with KPMG LLP, the independent auditors, the matters required by PCAOB AU Section 380, *Communications with Audit Committees*; (iii) received the written disclosures and the letter from KPMG LLP required by applicable requirements of the PCAOB regarding KPMG LLP's communications with the Audit Committee regarding independence; and (iv) discussed with KPMG their independence.

Based on the review and discussions described above, the Audit Committee recommended to our Board that our audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, for filing with the SEC.

The Audit Committee:

David A. Wilson
Paul E. Szurek
Michael Koehler

PROPOSAL THREE: THE ADVISORY RESOLUTION TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Pursuant to Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), our stockholders are entitled to cast an advisory vote at the Annual Meeting to approve the compensation of our named executive officers, as disclosed pursuant to the SEC's compensation disclosure rules, including the "Compensation Discussion and Analysis" section of this proxy statement, or "CD&A," the compensation tables and accompanying narrative disclosures. While this stockholder vote on executive compensation is an advisory vote that is not binding on the company or the Board, we value the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions. The vote on the advisory resolution to approve the compensation of our named executive officers requires the affirmative vote of a majority of all the votes cast on the proposal.

Our current policy is to provide stockholders with an opportunity to approve the compensation of our named executive officers each year at the annual meeting of stockholders until the next required stockholder vote on the frequency of such votes. We expect that the next such frequency vote will occur at the 2017 annual meeting of stockholders.

As described more fully in the CD&A, our executive compensation program is designed to attract, motivate and retain individuals with the skills required to formulate and drive our strategic direction and achieve annual and long-term performance necessary to create stockholder value. The program also seeks to align executive compensation with stockholder value on an annual and long-term basis through a combination of base pay, annual incentives and long-term incentives. Our practice of placing a significant portion of each executive's compensation at risk demonstrates this pay-for-performance philosophy.

We actively review and assess our executive compensation program in light of the industry in which we operate, the marketplace for executive talent in which we compete, and evolving compensation governance and best practices. We are focused on compensating our executive officers fairly and in a manner that promotes our compensation philosophy and is consistent with our annual and longer-term performance. Specifically, our compensation program for executive officers focuses on the following principal objectives:

- align executive compensation with stockholder interests;
- attract and retain talented personnel by offering competitive compensation packages;
- motivate employees to achieve strategic and tactical corporate objectives and the profitable growth of our company; and
- reward employees for individual, functional and corporate performance.

Our Board believes that our executive compensation program satisfies these objectives, properly aligns the interests of our executive officers with those of our stockholders, and is worthy of stockholder support. In determining whether to approve this proposal, we believe that stockholders should consider the following:

- *Independent Compensation Committee.* Executive compensation is reviewed and established by a Compensation Committee of the Board consisting solely of independent directors. The Compensation Committee meets in executive session, without executive officers present, in determining annual compensation. The Compensation Committee receives data, analysis and input from an independent compensation consultant that is not permitted to perform any additional services for CoreSite management without the Compensation Committee's approval.

- *Performance-Based Incentive Compensation.* Elements of performance-based, incentive compensation are largely aligned with financial and operational objectives established in the Board-approved annual operating plan.
- *Limited Perquisites.* Our executive officers do not receive any perquisites other than those that are offered to non-executive, salaried employees.
- *Equity Plans.* Grants under our equity plans generally include four-year vesting periods, and our plan prohibits repricing or exchange of outstanding option awards without consent of stockholders, and requires that options be granted with exercise prices at fair market value.

Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the stockholders approve, on an advisory basis, the compensation of our named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and narrative discussion in this proxy statement."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ADVISORY RESOLUTION TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

INFORMATION ABOUT OUR BOARD OF DIRECTORS AND ITS COMMITTEES

Our Board currently consists of seven directors. Our charter and bylaws provide that the number of directors constituting our Board may be increased or decreased by a majority vote of our entire Board, provided the number of directors may not be decreased to fewer than one, the minimum number required under the Maryland General Corporate Law ("MGCL"). On the other hand, the Operating Partnership Agreement provides that, for so long as real estate funds affiliated with The Carlyle Group (the "Funds") collectively own 10% or more of the outstanding common stock (assuming all Operating Partnership units are exchanged for common stock on a one-for-one basis), the Board may not increase or decrease the number of directors unless, in the case of an increase, the number of directors that the Funds are entitled to nominate is also increased, provided that the number of such nominees shall not exceed one-third of the entire Board.

Our bylaws require that nominees for director, whether for election by the stockholders or by the Board, shall include such individuals as are entitled to be nominated pursuant to the Operating Partnership Agreement. The Operating Partnership Agreement provides that, for so long as the number of Operating Partnership units and shares of common stock held collectively by the Funds is equal to or greater than 50% of the total number of shares of outstanding common stock (assuming all Operating Partnership units are exchanged for common stock), certain of the Funds shall have the right to nominate the number of directors that is one less than the lowest whole number that would exceed one-third of the directors, but not less than one director. With the Board having seven members, the Funds presently are entitled to nominate two directors. Such rights to nominate directors are subject to decrease as follows (in each case assuming all Operating Partnership units are exchanged for common stock):

- If the Funds collectively own less than 50% but at least 10% of the outstanding common stock, then the Funds will be entitled to nominate the number of directors that is one less than the lowest whole number that would exceed 20% of the directors, but not less than one director. Assuming that the Board still had seven directors, then the Funds would be entitled to nominate only one director under this scenario.
- If the Funds collectively own less than 10% of the outstanding common stock, then the Funds will no longer be entitled to nominate any directors.

During 2012, the Board held ten meetings. Each member of the Board attended or participated in 75% or more of the aggregate of (i) the total number of meetings of the Board (held during the period for which such person has been a director) and (ii) the total number of meetings held by all committees of the Board on which such person served (during the periods that such person served).

There are no family relationships among our executive officers and directors.

Board Leadership Structure

The Board does not have a policy regarding separation of the roles of Chief Executive Officer and Chairman of the Board. The Board believes it is in our best interests to make that determination based on current circumstances. The Board has determined that an independent director serving as Chairman is in our best interests at this time. This structure ensures a greater role of independent directors in the active oversight of our business, including risk management oversight, and in setting agendas and establishing Board priorities and procedures. This structure also allows the Chief Executive Officer to focus to a greater extent on the management of our day-to-day operations. In addition to an independent chairman, our bylaws also require us to have a lead independent director, who may preside over meetings of independent directors in the event of a potential conflict of interest that precludes our chairman from participating. The current lead independent director is Mr. Szurek.

Executive Sessions

Our non-employee directors met in a special executive session without management at each regularly scheduled Board meeting in 2012, except for a Board meeting in December 2012 in which the non-employee directors met in executive session on the day prior to the Board meeting. Robert G. Stuckey, as Chairman of the Board, chaired the non-employee director executive sessions held during 2012 and generally chairs any executive sessions held by non-employee directors. The Board expects to continue to conduct an executive session limited to non-employee directors at least annually and our non-employee directors may schedule additional executive sessions in their discretion.

Committees of the Board of Directors

Our Board has a standing Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Each of these committees must be composed exclusively of independent directors. The Audit Committee and the Nominating/Corporate Governance Committee must each have at least three directors; the Compensation Committee must have at least two directors. Our Board may from time to time establish other committees to facilitate the management of our company. The Operating Partnership Agreement currently requires that, so long as the Funds collectively own at least 10% of the outstanding common stock (assuming all Operating Partnership units are exchanged for common stock), the Funds shall have the right to have at least one of their nominees on each committee, unless prohibited by law or the rules of the NYSE, other than any committee whose purpose is to evaluate or negotiate any transaction with the Funds. The Funds have exercised this right by requesting that Mr. Stuckey be appointed to the Nominating/Corporate Governance Committee, but have not requested that either of its two nominees be appointed to either the Audit Committee or the Compensation Committee.

The Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee each operate under written charters adopted by the Board. These charters are available on our website at www.coresite.com.

Audit Committee

The Audit Committee assists the Board with its oversight responsibilities regarding the integrity of our financial statements, the qualifications and independence of our independent auditor and the performance of our internal audit function and independent auditors. The Audit Committee selects, appoints, assists and meets with the independent auditor, oversees each annual audit and quarterly review, establishes and maintains our internal audit controls and prepares an annual report for inclusion in our annual proxy statement pursuant to federal securities laws. The Audit Committee also works with management regarding risk assessment and risk management, and discusses with management our leverage and any issues that arise with respect to our leverage. Messrs. Wilson, Koehler and Szurek currently serve as members of the audit committee, with Mr. Wilson serving as chair. The Board has determined that all three members of the committee are "financially literate" as defined under the NYSE rules, that Mr. Wilson qualifies as an "Audit Committee Financial Expert" as defined under SEC rules, and that all three members of the committee are independent under applicable NYSE and SEC rules. The Audit Committee met seven times in 2012.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee assists the Board in identifying qualified individuals to become directors, makes recommendations to the Board concerning the size, structure and composition of the Board and its committees, monitors the process to assess the Board's effectiveness and is primarily responsible for oversight of corporate governance, including implementing our Corporate Governance Guidelines. In evaluating potential nominees to the Board, the

Nominating/Corporate Governance Committee considers, among other things, independence, character, ability to exercise sound judgment, demonstrated leadership, skills, including financial literacy, and experience in the context of the needs of the Board, as well as the minimum qualifications of Board nominees set forth under "Proposal One: Election of Directors" above. The Nominating/Corporate Governance Committee considers candidates proposed by stockholders and evaluates them using the same criteria as for other candidates. Messrs. Szurek, Stuckey and Thompson currently serve as members of the Nominating/Corporate Governance Committee, with Mr. Szurek serving as chair. The Board has determined that all three members of the committee are independent under applicable NYSE rules. The Nominating/Corporate Governance Committee met four times in 2012.

At least annually, the Nominating/Corporate Governance Committee evaluates the performance of each current director and considers the results of such evaluation when determining whether to recommend the nomination of such director for an additional term. At an appropriate time prior to each annual meeting at which directors are to be elected or re-elected, the Nominating/Corporate Governance Committee recommends to the Board for nomination by the Board such candidates as the Nominating/Corporate Governance Committee, in the exercise of its judgment, has found to be well qualified and willing and available to serve.

At an appropriate time after a vacancy arises on the Board or a director advises the Board of his or her intention to resign, the Nominating/Corporate Governance Committee will recommend to the Board for election by the Board to fill such vacancy, such prospective member of the Board as the Nominating/Corporate Governance Committee, in the exercise of its judgment, has found to be well qualified and willing and available to serve. In determining whether a prospective member is qualified to serve, the Nominating/Corporate Governance Committee will consider the factors listed above.

The foregoing notwithstanding, if we are legally required by contract or otherwise to permit a third party to designate one or more of the director nominees to be elected (for example, pursuant to rights contained in the Operating Partnership Agreement), then the nomination or election of such directors will be governed by such requirements.

Compensation Committee

The Compensation Committee reviews and approves the compensation and benefits of our executive officers, administers and makes recommendations to the Board regarding our compensation and stock incentive plans, produces an annual report on executive compensation for inclusion in our annual proxy statement and publishes an annual committee report for our stockholders. Messrs. Koehler, Wilson and Thompson currently serve as members of the Compensation Committee, with Mr. Koehler serving as chair. The Board has determined that all three members of the committee are independent under applicable NYSE and SEC rules. The Compensation Committee met four times in 2012. For a description of the Compensation Committee's processes and procedures, including the roles of our executive officers and independent compensation consultants in the Compensation Committee's decision-making process, see the section titled "Compensation Discussion and Analysis."

Board Oversight of Risk Management

The Board believes that overseeing how the executive team manages the various risks confronting the company is one of its most important areas of oversight. In carrying out this critical responsibility, the Board has designated the Audit Committee with primary responsibility for overseeing enterprise risk management. While the Audit Committee has primary responsibility for overseeing enterprise risk management, each of the other Board committees also considers risk within its area of responsibility. For example, the Nominating/Corporate Governance Committee reviews risks related to legal and regulatory compliance as they relate to corporate governance structure and processes, and the Compensation Committee reviews risks related to compensation matters. The Board is apprised by the committee chairs of significant risks and management's response to those risks via periodic reports. While the Board and its committees oversee risk management strategy, management is responsible for implementing and supervising day-to-day risk management processes and reporting to the Board and its committees on such matters.

With respect to risk related to compensation matters, the Compensation Committee considers, in establishing and reviewing our executive compensation program, whether the program encourages unnecessary or excessive risk taking and has concluded that it does not. Executives' base salaries are fixed in amount and thus do not encourage risk-taking. Bonuses are capped and are tied to overall corporate performance. Any other compensation provided to the executive officers is primarily in the form of long-term equity awards that are important to help further align executives' interests with those of our stockholders. The Compensation Committee believes that these awards do not encourage unnecessary or excessive risk-taking because the ultimate value of the awards is tied to our stock price and because awards are staggered and subject to long-term vesting schedules to help ensure that executives have significant value tied to long-term stock price performance.

The Compensation Committee also has reviewed our compensation programs for employees generally and has concluded that these programs do not create risks that are reasonably likely to have a material adverse effect on the company. The Compensation Committee believes that the design of our annual cash and long-term equity incentives provides an effective and appropriate mix of incentives to help ensure our performance is focused on long-term stockholder value creation and does not encourage the taking of short-term risks at the expense of long-term results. In general, bonus opportunities for our employees are capped, and we have discretion to reduce bonus payments (or pay no bonus) based on individual performance and any other factors we may determine to be appropriate in the circumstances. As with the compensation of our executive officers, a substantial portion of the compensation for employees generally is delivered in the form of equity awards that help further align the interests of employees with those of stockholders.

Corporate Governance Guidelines

The Board has adopted a set of governance guidelines, the CoreSite Realty Corporation Corporate Governance Guidelines, which are designed to promote the continued vitality of the Board and excellence in the execution of its duties. Our Corporate Governance Guidelines establish the practices and procedures of the Board with respect to Board composition and member selection, Board independence, Board meetings and involvement of senior management, management succession planning, Board committees and the evaluation of senior management and the Board. The Board reviews our Corporate Governance Guidelines at least annually and updates them as necessary to reflect improved corporate governance practices and changes in regulatory requirements. A copy of the Corporate Governance Guidelines is available on our website at www.coresite.com.

Code of Ethics

Our Code of Business Conduct and Ethics applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer, and the Board. A copy of the Code of Business Conduct and Ethics is available on our website at www.coresite.com. We intend to disclose any changes in or waivers from the Code of Business Conduct and Ethics by posting such information on our website.

Compensation of Directors

The Board determines the form and amount of director compensation after its review of recommendations made by the Compensation Committee. A substantial portion of each director's annual retainer is in the form of equity. Pursuant to our current director compensation plan, and under our 2010 Equity Incentive Award Plan (the "2010 Plan"), members of the Board who are not also employees (nor nominated by Carlyle) ("Non-Employee Directors") are given an annual grant of restricted stock units ("RSUs") and an equal number of tandem dividend equivalents under our 2010 Plan on the date of the annual meeting of stockholders (each, an "Annual RSU Award"), having a fair market value as of the date of grant equal to $40,000. Dividend equivalents give holders the right to receive, upon payment of any ordinary cash dividend paid to holders of our common stock, an equivalent payment in the form of additional RSUs and dividend equivalents. All Annual RSU Awards vest one year from the grant date. Each RSU entitles the director to one share of our common stock payable upon termination of service as a director. In addition, each Non-Employee Director is given an annual cash retainer of $40,000 for services as a director. Directors who are employees of our company or our subsidiaries and those directors nominated by the Funds do not receive compensation for their services as directors.

Non-Employee Directors who serve on our Audit, Nominating/Corporate Governance and/or Compensation Committees other than as chair of the committee receive an additional annual cash retainer fee of $5,000 for each committee on which they serve. Directors who serve as the chair of our Audit Committee receive an additional annual retainer of $15,000. Directors who serve as the chair of one of our other Board committees receive an additional annual retainer of $10,000.

The following table presents information regarding the compensation paid during 2012 to Non-Employee Directors who served on the Board during the year. The compensation paid to Mr. Ray is presented below under "Executive Compensation" in the table titled "2012 Summary Compensation Table" and the related explanatory tables. Messrs. Stuckey, Attwood and Ray do not receive any compensation for their services as members of the Board.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Michael Koehler	55,000	40,000	95,000
Paul E. Szurek	55,000	40,000	95,000
J. David Thompson	50,000	40,000	90,000
David A. Wilson	60,000	40,000	100,000

(1) The amounts included under the "Stock Awards" column reflect the aggregate grant date fair value of the restricted stock unit awards granted to each Non-Employee Director, computed in accordance with FASB ASC Topic 718, excluding the effect of any estimated forfeitures. Assumptions used to calculate these amounts are described in Note 12, "Equity Incentive Plan" to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012.

The following table presents the number of outstanding and unexercised option awards and the number of outstanding RSUs held by each of the Non-Employee Directors as of December 31, 2012.

Director	Number of Shares Subject to Outstanding Options as of December 31, 2012(1)	Number of Shares Subject to Outstanding RSUs as of December 31, 2012(2)
Michael Koehler	2,500	6,813
Paul E. Szurek	2,500	6,813
J. David Thompson	2,500	6,813
David A. Wilson	2,500	6,813

(1) The stock options are fully vested.

(2) The restricted stock units are fully vested, except for 1,639 restricted stock units which will vest on May 16, 2013.

Communications with the Board

Any stockholder or other interested party may contact the Board, including any non-employee director or the non-employee directors as a group, or any individual director or directors, by writing to our Corporate Secretary at 1050 17th Street, Suite 800, Denver, Colorado 80265, with a request to forward the communication to the intended recipient or recipients. In general, any stockholder communication delivered to our Corporate Secretary for forwarding to the Board or specified Board member or members will be forwarded in accordance with the stockholder's instructions. However, our Corporate Secretary reserves the right not to forward to Board members any abusive, threatening or otherwise inappropriate materials. Information regarding the submission of comments or complaints relating to our accounting, internal accounting controls or auditing matters can be found on our website at www.coresite.com.

Attendance of Directors at 2013 Annual Meeting of Stockholders

While we do not have a formal policy requiring our directors to attend stockholder meetings, directors are invited and encouraged to attend all meetings of stockholders. All of our directors other than Mr. Koehler, who was unable to attend due to international travel, attended the 2012 Annual Meeting of Stockholders.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is or has ever been an executive officer of the company, and no member of the Compensation Committee had any relationships requiring disclosure by us under the SEC's rules requiring disclosure of certain relationships and related-party transactions. None of our executive officers served on any compensation committee (or its equivalent) of any other entity, the executive officers of which served as a director of the company or a member of our Compensation Committee.

EXECUTIVE OFFICERS AND COMPENSATION

The following table sets forth certain information as of April 3, 2013, regarding our executive officers.

Name	Position With the Company	Age
Thomas M. Ray	President and Chief Executive Officer	50
Jeffrey S. Finnin	Chief Financial Officer	49
Jarrett Appleby	Chief Operating Officer	51
Christopher Ancell	Senior Vice President, Sales & Sales Engineering	50
Billie R. Haggard	Senior Vice President, Data Centers	47
Derek S. McCandless	Senior Vice President, Legal, General Counsel and Secretary	42
Rob Rockwood	Senior Vice President and General Manager, Eastern Region	52
Dominic M. Tobin	Senior Vice President, Operations	59

Please see "Proposal One: Election of Directors—Directors" starting on page 6 for information regarding Thomas M. Ray.

Jeffrey S. Finnin is our Chief Financial Officer. Before joining us as Chief Financial Officer in January 2011, Mr. Finnin served as Managing Director and Chief Accounting Officer of ProLogis, a publicly held REIT, for over five years. Prior to his tenure at ProLogis, Mr. Finnin spent 18 years in public accounting as a partner with KPMG LLP and Arthur Andersen LLP, where he served as the Industry Lead Partner in charge of Real Estate and Financial Services Practices in Denver, Colorado. Mr. Finnin is a Certified Public Accountant and received his B.S. in Business Administration from Colorado State University.

Jarrett Appleby is our Chief Operating Officer. Before joining us as Chief Operating Officer in May 2012, Mr. Appleby served as Chief Marketing Officer of Equinix Inc., a global provider of data center services, from December 2008 to April 2012. Prior to his tenure at Equinix, Mr. Appleby served as Chief Strategy and Marketing Officer at Reliance Globalcom LTD, a global telecommunications company, from August 2006 to December 2008. Mr. Appleby founded and served as Chief Executive Officer of ILV Group, a global advisory and consulting company, and has served in senior positions in the telecommunications industry, including as Senior Vice President of Strategy & Corporate Development for MCI (now Verizon Business) and as Senior Vice President of MCI Solutions (now Verizon Business). Mr. Appleby received both his B.A. in Mathematics and Economics and his M.B.A. from Lehigh University.

Christopher Ancell is our Senior Vice President, Sales & Sales Engineering. Mr. Ancell brings over 28 years of experience leading business units and sales organizations in the communications and technology-services industries. Prior to joining us in October 2012, Mr. Ancell was President of the Business Markets organization of CenturyLink, Inc. ("CenturyLink"), a communications services company serving residential, business, governmental and wholesale customers, from April 2011 to May 2012. From September 2009 to April 2011, Mr. Ancell served as Executive Vice President of the Business Markets organization of Qwest Corporation ("Qwest") prior to its acquisition by CenturyLink. Prior to that, Mr. Ancell held various roles at Qwest, including Vice President of Sales, Western Region and Vice President of Hosting Sales. He has also held management positions at PricewaterhouseCoopers and with Oracle's Telecommunications Consulting Practice. Mr. Ancell received a B.S. in Economics from the University of Denver.

Billie R. Haggard is our Senior Vice President, Data Centers. In this role, Mr. Haggard is responsible for the design, construction, maintenance, facilities staffing and ultimately uptime, reliability and energy efficiency of our data centers. Mr. Haggard served as our Vice President of Facilities from 2009 to 2010. Prior to joining us in March 2009, Mr. Haggard was the Senior Technical Manager at Switch and Data Facilities Company, Inc. ("Switch and Data"), a provider of network-neutral data centers, where he oversaw all aspects of data center design and management for more than 40 data centers across North America. Prior to joining Switch and Data in 2003, Mr. Haggard held the position of Technical Manager for Lee Technologies, a data center solutions provider, focused upon data center and mission-critical facilities. Mr. Haggard studied Engineering at Louisiana State University and Louisiana Tech University. Additionally, Mr. Haggard held positions of increasing responsibility focused upon nuclear power technology and maintenance during his 14-year career as an officer in the United States Navy. Mr. Haggard was recognized with four Naval Achievement Medals and numerous letters of commendation stemming from his work and teachings concerning highly sensitive, mission-critical facilities.

Derek S. McCandless is our Senior Vice President, Legal, General Counsel and Secretary. Prior to joining us in March 2011, Mr. McCandless served as Senior Vice President and Assistant General Counsel at Apartment Investment and Management Company, a REIT focused on apartment properties, which he joined in 2003. Prior to his tenure with Apartment Investment and Management Company, Mr. McCandless was in private practice with the law firms of Holme Roberts & Owen LLP (now Bryan Cave HRO) and Cooley LLP. Mr. McCandless received a J.D. from The University of Chicago and a B.S., cum laude, from Brigham Young University.

Rob Rockwood is our Senior Vice President and General Manager of the Eastern Region. Mr. Rockwood has been with us since shortly after the company's founding in 2001. Mr. Rockwood has been involved with many aspects of our data center portfolio development and management and has served as Chief Operating Officer, Chief Investment Officer and SVP of Acquisitions before assuming his current role. Before joining us in 2001, Mr. Rockwood was the Managing Director of the Faris Group, an independent consulting company specializing in increasing the value of data centers and telecom real estate. He was also the director of business development for Broadband Office and the general manager of Transcom, a wholly-owned telecommunications subsidiary of the Columbia Energy Group. Prior to entering the private sector, Mr. Rockwood was a Captain and Commander in the United States Army. Mr. Rockwood received his M.P.A. from the JFK School of Government at Harvard University, his M.S. in construction management from the University of Illinois, and B.S. from the United States Military Academy at West Point.

Dominic M. Tobin is our Senior Vice President, Operations. Mr. Tobin is responsible for our company's operations activities, including all Any^2 Exchange® related initiatives. Mr. Tobin served as our Field Operations Director from 2007 to 2009 and Vice President of Operations from 2009 to 2010. Prior to joining us in January 2007, Mr. Tobin spent 15 combined years at First Level Technology and AT&T, where he held roles of increasing responsibility including Field Operations Director and District Manager. Mr. Tobin obtained his B.S. degree in Telecommunications Management, magna cum laude, from Golden Gate University. He also received a Network Management Certificate from U.C. Santa Cruz Extension and was a First Class Electronics Technician in the U.S. Coast Guard.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis is designed to provide our stockholders with a clear understanding of our compensation philosophy and objectives, compensation-setting process, and the 2012 compensation of our named executive officers, or NEOs. For 2012, our NEOs were:

Thomas M. Ray	President and Chief Executive Officer
Jeffrey S. Finnin	Chief Financial Officer
Jarrett Appleby	Chief Operating Officer
Billie R. Haggard	Senior Vice President, Data Centers
Derek S. McCandless	Senior Vice President, Legal, General Counsel and Secretary

Executive Summary

Our compensation program for our NEOs and other executive officers is designed to meet the following primary objectives:

- *Management Development and Continuity.* Attract and retain individuals of superior ability and managerial talent to develop, grow and manage our business by offering competitive compensation opportunities with a significant long-term component;
- *Performance-Based.* Align executive officer compensation with the achievement of our short- and long-term corporate strategies and business objectives and with the long-term interests of our stockholders through the use of performance-based and variable compensation elements; and
- *Long-Term Focus on Stockholder Value.* Align executives with stockholder value creation by delivering a significant portion of our executive officers' compensation in the form of equity-based awards that vest over multiple years.

We believe compensation should be structured to ensure that a significant portion of the total compensation opportunity for our named executive officers is directly related to our performance and other factors that directly and indirectly influence stockholder value. For 2012, our fixed compensation versus targeted variable compensation was structured as follows for our CEO and other named executive officers:


Fixed (salary)
Performance or Stock Price Variable
CEO
Other NEOs

We believe our executive compensation should be structured to appropriately balance annual cash compensation with long-term equity-based compensation. For 2012, our target annual cash versus long-term equity-based compensation was structured as follows for our CEO and other named executive officers:


Annual Cash
Long-Term Equity
CEO
Other NEOs

Selected 2012 Company Performance Highlights

Performance for our company was strong in 2012, highlighted by the following:

- Total shareholder return in 2012 of 59.8%;
- Revenue in 2012 grew by 19.7% over 2011;
- Adjusted EBITDA (as defined below) in 2012 grew by 36.0% versus 2011; and

- Funds from operations (FFO) (as defined below) attributable to common shares and units in 2012 grew by 26.5% versus 2011.

In addition to the financial highlights above, we achieved the following in 2012:

- Maintained six nines of up time across our platform for second consecutive year, including 100% up time through Hurricane Sandy and its aftermath;
- Maintained our focus on operational excellence, executing over 8,000 service orders, including a record number of fiber cross-connect installations;
- Substantially realigned our sales and marketing functions to better focus on our customer verticals; and
- Continued to expand our geographic platform, including pre-construction activities relating to new buildings in Reston, Virginia, Secaucus, New Jersey and our Santa Clara, California campus.

At our annual meeting of stockholders in May 2012, we held a vote on an advisory resolution to approve the compensation of our named executive officers ("say-on-pay"). The compensation of our named executive officers reported in our 2012 proxy statement was approved by over 98% of the votes cast at the 2012 annual meeting. Our Compensation Committee believes this affirms our stockholders' support of our approach to executive compensation, and the Compensation Committee did not materially change its approach in 2012. The Compensation Committee will continue to consider the outcome of our say-on-pay votes when making future compensation decisions for our named executive officers.

Role of the Board of Directors, the Compensation Committee, Management and Consultant

Our Compensation Committee is charged with, among other things, the responsibility of reviewing executive officer compensation policies and practices to ensure adherence to our compensation philosophy and objectives and that the total compensation paid to our executive officers is consistent with our performance, fair, reasonable and competitive with companies within our industry. The Compensation Committee's primary responsibilities with respect to determining executive compensation are (i) setting performance targets under all annual bonus and long-term and management incentive compensation plans, including our 2010 Plan; (ii) verifying that performance targets used for any performance-based equity compensation plans have been met before payment of any executive bonus or compensation; (iii) approving all amendments to, and terminations of, all compensation plans and any awards under such plans; (iv) granting any awards under any performance-based annual bonus, long-term incentive compensation and equity compensation plans to executive officers; (v) approving which executive officers and other employees receive awards under our equity and incentive compensation plan(s), including the 2010 Plan; and (vi) conducting an annual review of all compensation plans. All plan reviews include reviewing the plan's administrative costs, reviewing current plan features relative to any proposed new features, and assessing the performance of the plan's internal and external administrators if any duties have been delegated.

The Compensation Committee reviews and considers our Chief Executive Officer's recommendations with respect to compensation decisions for our named executive officers other than himself. The Compensation Committee believes it is valuable to consider the recommendations of our Chief Executive Officer with respect to these matters because, given his knowledge of our operations, the data center industry and the day-to-day responsibilities of our executive officers, he is in a unique position to provide the Compensation Committee perspective into the performance of our executive officers in light of our business at a given point in time. The Board and Compensation Committee make all compensation decisions with regard to our Chief Executive Officer.

As part of the 2012 compensation process, the Compensation Committee retained W.T. Haigh & Company, Inc. ("W.T. Haigh") as its independent compensation consultant. W.T. Haigh provides us advisory services only with respect to executive compensation, and works with management only with the approval and under the direction of the Compensation Committee. W.T. Haigh reviewed the compensation components for our 2012 program for our named executive officers and advised the Compensation Committee regarding the components and levels of the executive compensation program, including our incentive and equity-based compensation plans. A representative of W.T. Haigh attended the meetings of the Board and Compensation Committee in March and April 2012 and February and March 2013, and continues to make himself available on an ongoing basis to provide guidance to the Compensation Committee on compensation issues as they arise. The Compensation Committee has reviewed its and our company's relationships with W.T. Haigh and has not identified any conflicts of interest.

Peer Companies

The Compensation Committee uses peer company data to guide its review of the total compensation of our executive officers and generally reviews the compensation data of our peer companies and industry to understand market competitive compensation. The Compensation Committee focuses on ensuring that the performance-based elements of our executive compensation program are consistent with peer and industry trends. However, the Compensation Committee does not benchmark compensation to a specific percentage of the compensation of peer companies.

In 2012, the Compensation Committee approved a peer group based on analysis and preliminary recommendations by W.T. Haigh. This peer group is comprised of 29 publicly traded companies in the data center, real estate and general technology industries and was selected based on a number of criteria, including each company's revenue, market capitalization, number of employees and other key financial metrics. We believe these companies are broadly comparable to us, and appropriately reflect our size, complexity, growth prospects, operations, and labor market for key leadership positions.

The 2012 peer companies are listed below:

Akamai Technologies, Inc.
Brandywine Realty Trust
Digital Realty Trust, Inc.
EastGroup Properties, Inc.
First Industrial Realty Trust, Inc.
Highwoods Properties, Inc.
Kilroy Realty Corporation
Limelight Networks, Inc.
PS Business Parks, Inc.
Washington Real Estate Investment Trust
Alexandria Real Estate Equities, Inc.
Cogent Communications Group, Inc.
Digital River, Inc.
Edgewater Technology, Inc.
First Potomac Realty Trust
Hudson Pacific Properties, Inc.
Lexington Realty Trust
Parkway Properties, Inc.
Rackspace Hosting, Inc.
Websense, Inc.
BioMed Realty Trust, Inc.
DCT Industrial Trust Inc.
DuPont Fabros Technology, Inc.
Equinix, Inc.
Healthcare Realty Trust Incorporated
Internap Network Services Corp.
Liberty Property Trust
Perficient, Inc.
Savvis Inc.

The Compensation Committee will review our peer group annually to determine whether changes are necessary to ensure that the peer companies continue to be comparable to us based on changing scope and growth characteristics.

Elements of 2012 Compensation

Our compensation program is made up of the following direct compensation elements:

Element	Fixed or Variable	Description
Base Salary	Fixed	To attract and retain executives by offering fixed compensation that is competitive with market opportunities and that recognizes each executive's position, role, responsibility and experience.
Annual Incentive	Variable	To motivate and reward the achievement of our annual performance, including objectives related to revenue, adjusted EBITDA and FFO.
Equity Awards	Variable	To align executives' interests with the interests of stockholders through equity-based compensation and promote the long-term retention of our executives and key management personnel.

For 2012, the following was the targeted mix of compensation:



Base Salary
Annual Incentives
Equity Awards
CEO
19%
18%
63%
Other NEOs
32%
19%
49%

2012 Compensation Decisions

Base Salaries. After the end of 2011, base salaries were reviewed to ensure that they were generally competitive with market levels and generally reflect our level of financial performance during the previous year. No formulaic base salary increases are provided to the NEOs; however, annual merit increases are provided when we determine that such increases are warranted in light of national salary increase levels, salary levels within our peer companies, individual performance and/or overall company performance.

The base salaries of our named executive officers in 2012 were as follows:

Named Executive Officer	2012 Base Salary	Increase Over 2011 Base Salary
Thomas M. Ray	$450,000	5.8%
Jeffrey S. Finnin	$355,000	1.4%
Jarrett Appleby	$350,000	—
Billie R. Haggard	$205,000	5.1%
Derek S. McCandless	$260,000	4.0%

The base salary for Mr. Appleby for 2012 was negotiated upon his commencement of employment with us in May 2012.

Annual Cash Incentive Awards. An important component of our total compensation program is the annual cash incentive based on the achievement of preset, annual company performance objectives and individual executive performance, which is determined in the Board and Compensation Committee's discretion.

In March 2012, the Compensation Committee established the following 2012 target annual incentive amounts for each of our named executive officers under our 2012 annual cash incentive program (the "2012 Bonus Plan"), except for Mr. Appleby whose 2012 target annual incentive amount was set in connection with the negotiation of his employment agreement: Mr. Ray—$400,000; Mr. Finnin—$213,000; Mr. Appleby—$262,500; Mr. Haggard—$102,500; and Mr. McCandless—$166,400. In setting the 2012 target bonus amounts for each of our named executive officers, the Compensation Committee considered the following factors: (i) organizational level and expected impact on our annual operating results; (ii) the scope, level of expertise and experience required for the named executive officer's position; and (iii) competitive levels of target annual incentive opportunity.

Actual bonus amounts earned for 2012 were based on the level of company-wide achievement of revenue, adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) and funds from operations (FFO) in 2012 versus targets established by the Compensation Committee with management's input at the beginning of the year. Our company-wide financial goals are designed to be "stretch" goals intended to be very challenging but attainable. The total incentive bonus actually paid to each named executive officer is determined based on the extent to which specified weighted objective company performance goals are achieved, multiplied by a weighting and bonus factor. The bonus factors for each performance factor used to calculate the total incentive bonuses as approved by the Compensation Committee were as follows:

Revenue	Adjusted EBITDA	FFO		Multiplier
94%	94%	94%	> X	0%
96%	96%	96%	> X	25%
98%	98%	98%	> X	50%
100%	100%	100%	> X	75%
100%	100%	100%	< = X	100%
102%	104%	104%	< X	125%
103%	106%	107%	< X	150%
104%	108%	110%	< X	170%
105%	110%	113%	< X	185%
106%	112%	116%	< X	200%

X = 2012 actual as a percentage of target (as adjusted).

The Compensation Committee has the discretion to adjust the actual results based on extraordinary one-time items. In 2012, adjustments for extraordinary one-time items resulted in a downward adjustment to the 2012 bonus payout from 178% to 145%. In addition, the Board and Compensation Committee may further adjust the bonus payments in its discretion based on each named executive officer's achievement of departmental and individual goals, and overall job performance. The table below sets forth the calculation of the 2012 bonus payouts with respect to the objective company performance goals:

Performance Factor	2012 Target	2012 Actual as a Percentage of Target (As Adjusted)	Weighting	Bonus Grid Factor	Bonus Payout
Revenue	$199.5 million	101.9%	33.3%	100%	33.3%
Adjusted EBITDA	$ 76.6 million	110.6%	33.3%	185%	61.7%
FFO	$ 62.4 million	109.1%	33.3%	150%	50.0%
TOTAL					**145.0%**

Funds from operations ("FFO") represents net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property and impairment write-downs of depreciable real estate, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization ("EBITDA"), adjusted by adding non-cash compensation expense and transaction costs to EBITDA as well as adjusting for the impact of gains or losses on early extinguishment of debt.

In light of our performance in 2012 and the Board's and Compensation Committee's discretionary evaluation of each named executive officer's job performance, we paid Messrs. Ray, Haggard and McCandless approximately 160% of their respective target bonus amounts, and Messrs. Finnin and Appleby approximately 138% of their respective target bonus amounts. The bonus amount for Mr. Appleby was prorated based on his commencement of employment with us in May 2012.

Equity Compensation. Generally in the first quarter of each year, the Compensation Committee grants equity-based awards to our named executive officers, other executives and key management personnel in order to align their interests with those of the stockholders and to provide a compensation element intended to retain our named executive officers and other executives over the long term. For 2012, the value of the long-term equity awards granted to each named executive officer was based on the Compensation Committee's assessment of each named executive officer's expected future contributions to our company, ability to impact our long-term results that drive stockholder value, their overall long-term performance and competitive levels of long-term equity compensation for similarly situated executives.

For 2012, the Compensation Committee approved equity awards with 60% of the value of the equity award in the form of restricted stock and 40% of the value of the equity award in the form of stock options (using a Black-Scholes valuation to determine the number the stock options). The Compensation Committee believes that the combination of stock options, which only have value if our stock price appreciates, and restricted stock awards, which offer a strong retention incentive and are less dilutive to our current stockholders than stock options, offers an effective equity-based compensation approach for our named executive officers and other executives. The stock options and restricted stock vest in four equal annual installments beginning on the first anniversary of the grant date, subject to continued employment with us.

Name	Stock Option Awards: Number of Securities Underlying Options (#)	Restricted Stock Awards: Number of Shares of Restricted Stock (#)
Thomas M. Ray	75,000	36,578
Jeffrey S. Finnin	23,795	11,605
Billie R. Haggard	12,821	6,253
Derek S. McCandless	16,513	8,053

In connection with his commencement of employment with us in May 2012, we granted to Mr. Appleby 130,509 shares of restricted stock. The restricted stock vests in three equal annual installments beginning on the first anniversary of the grant date, subject to Mr. Appleby's continuous service with us as of each vesting date. Our Board approved this grant as part of the negotiation of Mr. Appleby's employment agreement to induce Mr. Appleby to accept employment with us and to recognize unvested equity foregone with his previous employer. The grant was also based on the Compensation Committee's business judgment that the grant reflects an appropriate level of initial equity-based long-term incentive sufficient to retain Mr. Appleby and further align his compensation with stockholder value.

Defined Contribution Plans. We have maintained a Section 401(k) Savings/Retirement Plan (the "401(k) Plan") for eligible employees of our company and any designated affiliate, including our named executive officers. The 401(k) Plan provides our named executive officers and other employees with the opportunity to save for their future retirement by deferring compensation up to IRS imposed limits. We currently make safe harbor contributions to the 401(k) Plan in an amount equal to three percent (3%) of the participant's annual salary and subject to certain other limits. Plan participants vest immediately in the amounts contributed by us. Our employees are eligible to participate in the 401(k) Plan after six months of credited service.

Other Elements of Compensation and Perquisites. In addition to other elements of compensation, as described above, we provide the following benefits to our named executive officers:

- *Medical Insurance.* We offer to each named executive officer, the named executive officer's spouse and the named executive officer's children such health, dental and vision insurance programs as we make available to other eligible employees of our company.
- *Life and Disability Insurance.* We provide each named executive officer such short-term and long-term disability and/or life insurance as we make available to other eligible employees of our company. Our company offers life insurance coverage equal to the annual salary of each employee, up to a designated maximum amount per employee.
- *Parking Allowance.* We provide each named executive officer with the choice of paid parking at each company location or reimbursement of public transportation expenses, such as our company makes available to every other employee of our company.

Other Compensation Components

We believe that it is important to maintain flexibility to adapt our compensation structure to properly attract, motivate, and retain the top executive talent for which we compete. We may provide compensation components that are different from or in addition to the components described above to our named executive officers, to ensure that we provide a balanced, comprehensive and competitive compensation structure, as deemed appropriate by the Compensation Committee.

Other Compensation Considerations

Tax Considerations. We seek to compensate our named executive officers and other employees in a manner that is tax efficient for both the employee and for us, while maintaining flexibility with respect to the awards we may choose to grant under our compensation programs. Section 162(m) of the Internal Revenue Code ("Section 162(m)") disallows a tax deduction for individual compensation exceeding $1.0 million in any taxable year for our Chief Executive Officer and each of our three other most highly compensated executive officers for the taxable year (other than our Chief Financial Officer), unless the compensation qualifies as "performance-based compensation" within the meaning of Section 162(m). Furthermore, under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, certain awards under our 2010 Equity Incentive Award Plan and other pre-existing plans will not be subject to Section 162(m) until the expiration of a post-closing transition period, which will occur on the earliest to occur of our annual stockholders' meeting in 2014, a material modification or expiration of the applicable plan or the exhaustion of the shares or other compensation reserved for issuance under the 2010 Equity Incentive Award Plan. Because the amendment and restatement of our 2010 Equity Incentive Award Plan, as more fully described in Proposal Four below, will constitute a material modification of the 2010 Equity Incentive Award Plan for purposes of Section 162(m), we expect that Section 162(m) will apply to awards granted under our 2010 Equity Incentive Award Plan following stockholder approval of the plan.

Our Compensation Committee may, but is not required to, seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limitations of Section 162(m). As such, in approving the form and amount of compensation payable to our named executive officers in the future, we will consider all elements of the cost to our company of providing such compensation, including the potential impact of Section 162(m). However, our Compensation Committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m), such as when it believes that such payments are appropriate to attract and retain executive talent.

Accounting Considerations. ASC Topic 718, *Compensation—Stock Compensation* (referred to as ASC Topic 718), requires us to recognize an expense for the fair value of equity-based compensation awards. Grants of stock options, restricted stock, restricted stock units and performance units under our equity incentive award plans will be accounted for under ASC Topic 718. Going forward, we expect to consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

COMPENSATION COMMITTEE REPORT

The Compensation Committee reviewed and discussed the Compensation Discussion and Analysis included in this proxy statement with management. Based on such review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement for filing with the SEC.

The Compensation Committee:

Michael Koehler
J. David Thompson
David A. Wilson

2012 Summary Compensation Table

The following table sets forth certain information with respect to the compensation paid to our named executive officers during the fiscal years ended December 31, 2012, 2011 and 2010, as applicable. Unless otherwise specified, positions listed below are those currently held by the named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)(4)	Total ($)
Thomas M. Ray	2012	443,750	—	877,506	585,000	638,000	82,518	2,626,774
President and Chief Executive	2011	425,000	—	719,998	529,841	689,250	50,830	2,414,919
Officer	2010	151,843	220,000	479,400	556,875	248,750	8,580	1,665,448
Jeffrey S. Finnin(5)	2012	353,750	—	278,404	185,601	293,000	65,519	1,176,274
Chief Financial Officer	2011	329,808	—	1,089,994	294,301	361,401	50,825	2,126,329
Jarrett Appleby(6)	2012	228,846	—	3,307,098	—	241,000	82,582	3,859,526
Chief Operating Officer								
Billie R. Haggard	2012	202,500	—	150,009	100,004	165,000	23,121	640,634
Senior Vice President, Data	2011	195,000	—	119,997	88,309	179,205	17,175	599,686
Centers	2010	173,333	—	134,855	92,813	100,000	45,100	546,101
Derek S. McCandless(7)	2012	257,500	—	193,191	128,801	265,000	29,470	873,962
Senior Vice President, Legal	2011	201,923	—	289,994	112,387	237,120	15,551	856,975
and General Counsel								

(1) The amounts included under the "Stock Awards" and "Options Awards" columns reflect the aggregate grant date fair value of the restricted stock awards and option awards to purchase our common stock granted in each respective fiscal year, computed in accordance with FASB ASC Topic 718, excluding the effect of any estimated forfeitures. Assumptions used to calculate these amounts are described in Note 12, "Equity Incentive Plan" to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012.

(2) Represents the actual 2012 cash incentive awards earned by each named executive officer under the 2012 Bonus Plan.

(3) Includes the following amounts for each named executive officer for fiscal year 2012. The amount for Mr. Finnin also includes the value of travel to a company event paid by us for Mr. Finnin's spouse.

Name	Life Insurance Premiums ($)	Company Contributions to 401(k) Plans ($)	Dividends on Unvested Restricted Stock ($)(a)	Parking ($)
Thomas M. Ray	374	7,350	72,454	2,340
Jeffery S. Finnin	388	7,350	53,608	3,300
Jarrett Appleby	361	—	82,221	—
Billie R. Haggard	285	6,075	14,421	2,340
Derek S. McCandless	249	7,350	19,531	2,340

(a) Represents dividends that accrued during 2012 on unvested restricted stock, which are paid to the holder upon the vesting of the restricted stock.

(4) The amounts for 2010 and 2011 under "All Other Compensation" have been amended to include accrued dividends on unvested restricted stock awards for each respective officer for each year.

(5) Mr. Finnin was appointed as our Chief Financial Officer effective January 2011.

(6) Mr. Appleby was appointed as our Chief Operating Officer effective May 2012.

(7) Mr. McCandless was appointed as our Senior Vice President, Legal and General Counsel effective March 2011.

2012 Grants of Plan-Based Awards

The following table presents information regarding plan-based awards granted to our named executive officers for the fiscal year ended December 31, 2012.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units(#)	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards($/Sh)	Grant Date Fair Value of Stock and Option Awards($)(1)
Name	Award Description	Grant Date	Threshold($)	Target($)	Maximum($)				
Thomas M. Ray	Annual Cash Incentive		—	400,000	800,000	—	—	—	—
	Restricted Stock	4/5/2012	—	—	—	36,578	—	—	877,506
	Stock Option	4/5/2012	—	—	—	—	75,000	23.99	585,000
Jeffrey S. Finnin	Annual Cash Incentive		—	213,000	426,000	—	—	—	—
	Restricted Stock	4/5/2012	—	—	—	11,605	—	—	278,404
	Stock Option	4/5/2012	—	—	—	—	23,795	23.99	185,601
Jarrett Appleby	Annual Cash Incentive			262,500	525,000	—	—	—	—
	Restricted Stock	5/7/2012	—	—	—	130,509	—	—	3,307,098
Billie R. Haggard	Annual Cash Incentive		—	102,500	205,000	—	—	—	—
	Restricted Stock	4/5/2012	—	—	—	6,253	—	—	150,009
	Stock Option	4/5/2012	—	—	—	—	12,821	23.99	100,004
Derek S. McCandless	Annual Cash Incentive		—	166,400	332,800	—	—	—	—
	Restricted Stock	4/5/2012	—	—	—	8,053	—	—	193,191
	Stock Option	4/5/2012	—	—	—	—	16,513	23.99	128,801

(1) The amounts included under this column reflect the grant date fair value of the restricted stock awards and option awards to purchase our common stock granted during 2012, computed in accordance with FASB ASC Topic 718, excluding the effect of any estimated forfeitures. Assumptions used to calculate these amounts are described in Note 12, "Equity Incentive Plan" to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Amounts in the "Non-Equity Incentive Plan Compensation" column of the 2012 Summary Compensation Table represent the actual 2012 cash incentive award earned by each named executive officer under the 2012 Bonus Plan. Amounts in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns of the 2012 Grants of Plan-Based Awards Table represent the target cash incentive award opportunity for each named executive officer under the 2012 Bonus Plan. See "Annual Cash Incentive Awards" above for a more detailed description of the 2012 Bonus Plan.

Employment Agreements

Thomas M. Ray—On August 1, 2010, we entered into an employment agreement with Thomas M. Ray, our President and Chief Executive Officer. The agreement has an initial one-year term, subject to automatic annual renewal, unless either party elects to terminate the agreement by providing at least 90 days' notice prior to the applicable anniversary date. The agreement provides for an initial annual base salary of $250,000 and contains other customary employment terms including base salaries, bonuses and other incentive compensation and other benefits. Mr. Ray's employment agreement provides for an initial target annual performance bonus amount of $375,000, subject to adjustment at the discretion of the Board based on achievement of performance goals.

Mr. Ray's employment agreement also provides for, among other things, severance payments and the continuation of certain benefits following certain terminations of employment by us or the termination of employment for "Good Reason" by Mr. Ray. Under these provisions, if Mr. Ray's employment is terminated by us without "Cause," or in connection with our non-renewal of the agreement, or Mr. Ray resigns for Good Reason, Mr. Ray will have the right to receive continued payment of his base salary and the continuation of health benefits at our expense for a period of 18 months following termination. In addition, Mr. Ray would receive a pro-rated lump sum payment upon termination in respect of his performance bonus amount for the year of termination. Mr. Ray also would be entitled to accelerated vesting of any outstanding unvested equity awards that would have vested based on the passage of time had he remained employed for 18 months after termination, and any of Mr. Ray's stock options would remain exercisable for at least a year following termination. Mr. Ray's employment agreement provides that if he is terminated by us without Cause, or in connection with our non-renewal of the agreement, or he resigns for Good Reason, in each case within 60 days prior to or 12 months following a change in control of our company, then in addition to the payments and benefits described above, he would also receive an additional payment equal to his target performance bonus amount for the year of termination. In addition, the salary continuation amount described above would be paid in a lump sum and Mr. Ray would receive accelerated vesting of all of his outstanding unvested equity awards. In addition, Mr. Ray's employment agreement provides that if his employment is terminated due to his death or disability, he will receive a pro-rated lump sum payment in respect of his target bonus amount for the year of termination and accelerated vesting of any of his outstanding unvested equity awards that would have vested based on the passage of time if he had remained employed with us for 12 months following his termination.

Mr. Ray's employment agreement also contains certain confidentiality covenants prohibiting Mr. Ray from, among other things, disclosing confidential information relating to us. The employment agreement also contains non-competition and non-solicitation restrictions, pursuant to which Mr. Ray will not be permitted to compete with us in certain circumstances for a period of 12 months following his termination of employment for any reason.

Jeffrey S. Finnin—On January 24, 2011, Mr. Finnin became our Chief Financial Officer and he entered into an executive employment agreement with us, with an initial one-year term, subject to automatic annual renewal, unless either party provides 90 days' notice of non-renewal. Mr. Finnin's employment agreement provides for an initial annual base salary of $350,000, an initial target annual performance bonus amount of $210,000 and contains other customary employment terms and benefits.

Mr. Finnin's employment agreement also provides for severance payments and certain benefits following certain terminations of employment. If Mr. Finnin is terminated by us without "Cause," or in connection with our non-renewal of his employment agreement, or if he resigns for "Good Reason," he will have the right to receive continued payment of base salary and health benefits at our expense for 12 months after termination. In addition, Mr. Finnin would receive a pro-rated lump sum payment based on his performance bonus amount for the year of termination and accelerated vesting of his unvested equity awards that would have vested in the 12 months after such termination, and his stock options would remain exercisable for at least one year following termination. If such a termination occurs within 60 days prior to, or 12 months following, a change in control of our company, Mr. Finnin would also receive a payment equal to his target performance bonus amount for the year, a cash payment equal to 125% of his annual base salary on the termination date, and acceleration of all of outstanding unvested equity awards. In addition, Mr. Finnin's employment agreement provides that if his employment is terminated due to his death or disability, he will receive a pro-rated lump sum payment with respect to his target bonus amount for the year of termination and accelerated vesting of any of his outstanding unvested equity awards that would have vested based on the passage of time if he had remained employed with us for 12 months following his termination. In addition, Mr. Finnin's employment agreement contains confidentiality, non-competition and non-solicitation covenants similar to those described above for Mr. Ray.

Derek S. McCandless—On March 11, 2011, Mr. McCandless became our Senior Vice President, Legal, General Counsel and Secretary, and he entered into an executive employment agreement with us, with an initial one-year term, subject to automatic annual renewal, unless either party provides 90 days' notice of non-renewal. Mr. McCandless's employment agreement provides for an initial annual base salary of $250,000, an initial target annual performance bonus amount of $160,000 and contains other customary employment terms and benefits. Mr. McCandless's employment agreement also includes provisions for severance payments, the continuation of certain benefits, the accelerated vesting of equity awards and extended stock option exercise periods following certain terminations of employment that are substantially identical to those provided in Mr. Finnin's employment agreement. In addition, Mr. McCandless's employment agreement contains confidentiality, non-competition and non-solicitation covenants similar to those described above for Mr. Ray.

Jarrett Appleby—On May 7, 2012, Mr. Appleby became our Chief Operating Officer, and he entered into an executive employment agreement with us, with an initial one-year term, subject to automatic annual renewal, unless either party provides 90 days' notice of non-renewal. Mr. Appleby's employment agreement provides for an initial annual base salary of $350,000, an initial target annual performance bonus amount of $262,500 and contains other customary employment terms and benefits. Mr. Appleby's employment agreement also entitles him to a grant of $3,000,0000 of restricted stock under the 2010 Plan, which vest in three equal annual installments, provided Mr. Appleby is in continuous service with us as of each vesting date. Mr. Appleby's employment agreement also includes provisions for severance payments, the continuation of certain benefits, the accelerated vesting of equity awards and extended stock option exercise periods following certain terminations of employment that are substantially identical to those provided in Mr. Finnin's employment agreement. In addition, Mr. Appleby's employment agreement contains confidentiality, non-competition and non-solicitation covenants similar to those described above for Mr. Ray.

2012 Outstanding Equity Awards at Fiscal Year-End Table

The following table presents information regarding the outstanding equity awards held by each of our named executive officers at December 31, 2012.

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Thomas M. Ray	9/22/2010	56,250	56,250(2)	16.00	9/22/2020	—	—
	9/28/2010	—	—	—	—	15,000(3)	414,900
	3/11/2011	27,088	81,264(4)	15.23	3/11/2021	—	—
	3/11/2011	—	—	—	—	35,456(5)	980,713
	3/5/2012	—	—	—	—	10,544(6)	291,647
	4/5/2012	—	75,000(7)	23.99	4/5/2022	—	—
	4/5/2012	—	—	—	—	36,578(7)	1,011,747
Jeffrey S. Finnin	1/24/2011	8,699	17,396(8)	14.37	1/24/2021	—	—
	1/24/2011	—	—	—	—	39,434(9)	1,090,744
	3/11/2011	9,030	27,087(10)	15.23	3/11/2021	—	—
	3/11/2011	—	—	—	—	11,818(11)	326,886
	3/5/2012	—	—	—	—	5,905(6)	163,332
	4/5/2012	—	23,795(7)	23.99	4/5/2022	—	—
	4/5/2012	—	—	—	—	11,605(7)	320,994
Jarrett Appleby	5/7/2012	—	—	—	—	130,509(12)	3,609,879
Billie R. Haggard	9/22/2010	9,376	9,374(13)	16.00	9/22/2020	—	—
	9/28/2010	—	—	—	—	2,500(14)	69,150
	9/28/2010	—	—	—	—	1,147(15)	31,726
	9/28/2010	—	—	—	—	642(16)	17,758
	3/11/2011	4,515	13,544(17)	15.23	3/11/2021	—	—
	3/11/2011	—	—	—	—	5,909(18)	163,443
	3/5/2012	—	—	—	—	2,742(6)	75.844
	4/5/2012	—	12,821(7)	23.99	4/5/2022	—	—
	4/5/2012	—	—	—	—	6,253(7)	172,958
Derek S. McCandless	3/11/2011	1,642	3,282(19)	15.23	3/11/2021	—	—
	3/11/2011	—	—	—	—	7,441(20)	205,818
	3/11/2011	4,515	13,544(17)	15.23	3/11/2021	—	—
	3/11/2011	—	—	—	—	5,909(18)	163,443
	3/5/2012	—	—	—	—	4,499(6)	124,442
	4/5/2012	—	16,513(7)	23.99	4/5/2022	—	—
	4/5/2012	—	—	—	—	8,053(7)	222,746

(1) Based on a price of $27.66 per share, which was the closing price of our common stock on the New York Stock Exchange on December 31, 2012.

(2) Represents the unvested portion of options to purchase 112,500 shares of our common stock, which vest in four equal annual installments beginning on September 22, 2011, provided that Mr. Ray remains in continuous service with us as of each vesting date.

(3) Represents the unvested portion of 30,000 shares of restricted stock, which vest in four equal annual installments beginning on September 28, 2011, provided that Mr. Ray remains in continuous service with us as of each vesting date.

(4) Represents the unvested portion of options to purchase 108,352 shares of our common stock, which vest in four equal annual installments beginning on March 11, 2012, provided that Mr. Ray remains in continuous service with us as of each vesting date.

(5) Represents the unvested portion of 47,275 shares of restricted stock, which vest in four equal annual installments beginning on March 11, 2012, provided that Mr. Ray remains in continuous service with us as of each vesting date.

(6) The shares of restricted stock vest on the first anniversary of the grant date, provided that the award recipient remains in continuous service with us as of the vesting date.

(7) The award vests in four equal annual installments beginning on the first anniversary of the grant date, provided that the award recipient remains in continuous service with us as of each vesting date.

(8) Represents the unvested portion of options to purchase 26,095 shares of our common stock, which vest in three equal annual installments beginning on January 24, 2012, provided that Mr. Finnin remains in continuous service with us as of each vesting date.

(9) Represents the unvested portion of 59,151 shares of restricted stock, which vest in three equal annual installments beginning on January 24, 2012, provided that Mr. Finnin remains in continuous service with us as of each vesting date.

(10) Represents the unvested portion of options to purchase 36,117 shares of our common stock, which vest in four equal annual installments beginning on March 11, 2012, provided that Mr. Finnin remains in continuous service with us as of each vesting date.

(11) Represents the unvested portion of 15,758 shares of restricted stock, which vest in four equal annual installments beginning on March 11, 2012, provided that Mr. Finnin remains in continuous service with us as of each vesting date.

(12) The restricted stock vests in three equal annual installments beginning on May 7, 2013, provided that Mr. Appleby remains in continuous service with us as of each vesting date.

(13) Represents the unvested portion of options to purchase 18,750 shares of our common stock, which vest in four equal annual installments beginning on September 22, 2011, provided that Mr. Haggard remains in continuous service with us as of each vesting date.

(14) Represents the unvested portion of 5,000 shares of restricted stock, which vest in four equal annual installments beginning on September 28, 2011, provided that Mr. Haggard remains in continuous service with us as of each vesting date.

(15) Represents the unvested portion of 3,439 shares of restricted stock, which vest in three equal annual installments beginning on September 28, 2011, provided that Mr. Haggard remains in continuous service with us as of each vesting date.

(16) Represents the unvested portion of Operating Partnership units, which vest on September 28, 2013, and are redeemable for cash, or at our option, on a one-to-one basis for shares of our common stock.

(17) Represents the unvested portion of options to purchase 18,059 shares of our common stock, which vest in four equal annual installments beginning on March 11, 2012, provided that the recipient remains in continuous service with us as of each vesting date.

(18) Represents the unvested portion of 7,879 shares of restricted stock, which vest in four equal annual installments beginning on March 11, 2012, provided that Mr. McCandless remains in continuous service with us as of each vesting date.

(19) Represents the unvested portion of options to purchase 4,924 shares of our common stock, which vest in three equal annual installments beginning on March 11, 2012, provided that Mr. McCandless remains in continuous service with us as of each vesting date.

(20) Represents the unvested portion of 11,162 shares of restricted stock, which vest in three equal annual installments beginning on March 11, 2012, provided that Mr. McCandless remains in continuous service with us as of each vesting date.

2012 Option Exercises and Stock Vested Table

The following table presents information regarding the vesting of stock awards for each of our named executive officers during 2012. None of our named executive officers exercised any stock options in 2012.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Thomas M. Ray	19,319	465,023
Jeffrey S. Finnin	23,657	476,681
Jarrett Appleby	—	—
Billie R. Haggard	5,008(1)	125,676
Derek S. McCandless	5,691	126,625

(1) Includes 642 Operating Partnership units that vested on September 28, 2012, and are redeemable for cash, or at our option, on a one-to-one basis for shares of our common stock.

Potential Payments upon Termination or Change in Control

In September 2010, we adopted the Senior Management Severance and Change in Control Program (the "Severance Plan"), in which members of our senior membership team participate, other than Messrs. Ray, Finnin, Appleby and McCandless. The Severance Plan provides that if a participant is terminated by us at any time without "Cause" or resigns for "Good Reason" (each as defined in the Severance Plan), the participant will be entitled to receive the following severance payments and benefits: (i) continued payment of his or her base salary for a period of time equal to three months, plus one additional month for each year of service with us (subject to a maximum of 12 months); (ii) continued payment of health insurance premiums for a similar period of time; and (iii) accelerated vesting of any unvested equity awards that would have vested solely based on the passage of time had the participant remained employed with us for 12 months following termination. If such a termination occurs within 60 days prior to or nine months following a change in control of our company, participants will receive (i) a lump sum payment on termination of one year of the participant's base salary, (ii) a lump sum payment on termination of the participant's target bonus amount for the year of termination, (iii) an additional lump sum payment amount equal to the participant's pro-rated bonus for the year of termination, (iv) continued payment of health insurance premiums for up to 12 months, subject to certain conditions, and (v) accelerated vesting of all outstanding and unvested equity awards held by the participant. Each of the foregoing benefits is conditioned on the participant executing a release of claims in favor of us following termination. The Severance Plan also contains certain confidentiality, non-solicitation and non-competition covenants. The non-competition and non-solicitation covenants take effect following termination for the period in which the participant would have received severance payments, based on an assumed termination (not in connection with a change in control) of the participant's employment by us without Cause on the date the participant's actual termination of employment occurs, and applies regardless of whether severance payments are actually received under the plan.

Messrs. Ray, Finnin, Appleby and McCandless are entitled to severance payments pursuant to the terms of their employment agreements, as set forth under "Employment Agreements" above. The definitions of "Cause" and "Good Reason" in the Severance Plan, as applicable, are substantially similar to the definitions of those terms in Messrs. Ray's, Finnin's, Appleby's and McCandless's employment agreements, other than changes related to differences in reporting relationships.

The following table sets forth an estimate of the payments to be made to our named executive officers in the event any of the terminations described above or a change in control occurs, assuming that the triggering event took place on December 31, 2012, and based on the closing market price of our common stock on December 31, 2012.

	Death or Disability ($)	Without Cause or for Good Reason (without Change in Control) ($)	Without Cause or for Good Reason (with Change in Control) ($)
Thomas M. Ray			
Salary	—	675,000	675,000
Bonus	400,000	400,000	800,000
Acceleration of Stock and Option Awards	1,812,415	2,797,740	4,640,244
Health Insurance	—	19,272	19,272
Total	2,212,415	3,892,012	6,134,516
Jeffrey S. Finnin			
Salary	—	355,000	443,750
Bonus	213,000	213,000	426,000
Acceleration of Stock and Option Awards	1,147,586	1,147,586	2,557,222
Health Insurance	—	12,848	12,848
Total	1,360,586	1,728,434	3,439,820
Jarrett Appleby			
Salary	—	350,000	437,500
Bonus	262,500	262,500	525,000
Acceleration of Stock and Option Awards	954,353	954,353	2,863,059
Health Insurance	—	11,118	11,118
Total	1,216,853	1,577,971	3,836,677
Billie R. Haggard			
Salary	—	102,500	205,000
Bonus	—	—	205,000
Acceleration of Stock and Option Awards	—	380,132	855,568
Health Insurance	—	2,463	4,925
Total	—	485,095	1,270,493
Derek S. McCandless			
Salary	—	260,000	325,000
Bonus	166,400	166,400	332,800
Acceleration of Stock and Option Awards	429,204	429,204	986,212
Health Insurance	—	4,925	4,925
Total	595,604	860,529	1,648,937

Pension Benefits

The named executive officers do not participate in any pension plans and received no pension benefits during the year ended December 31, 2012, other than with respect to our defined contribution 401(k) plan.

Nonqualified Deferred Compensation

The named executive officers do not participate in any nonqualified deferred compensation plans and received no nonqualified deferred compensation during the year ended December 31, 2012.

PROPOSAL FOUR: APPROVAL OF THE AMENDED AND RESTATED 2010 EQUITY INCENTIVE AWARD PLAN

Introduction

The Board, the Compensation Committee and our management all believe that the effective use of share-based long-term incentive compensation is vital to our continued ability to recruit, hire and retain the individuals required to successfully execute our business plans and achieve strong performance in the future by providing a direct link between compensation and long-term stockholder value creation. On March 20, 2013, the Board, upon the recommendation of our Compensation Committee, adopted an amendment and restatement of our 2010 Equity Incentive Award Plan (the "2010 Plan"), and is submitting the plan to stockholders for approval. We are asking stockholders to approve the amendment and restatement of the 2010 Plan, which includes the following amendments to the current 2010 Plan:

- Increase in the number of shares of common stock authorized for issuance by 3,000,000 shares, enabling the continued use of the 2010 Plan for share-based awards;
- Addition of provisions to provide us with the flexibility to grant awards that may qualify as "performance-based" compensation pursuant to Section 162(m) of the Internal Revenue Code ("Section 162(m)"), including specific performance criteria and individual award limits, as described further below;
- Addition of provision to allow for cash awards to be issued under the 2010 Plan in addition to share-based awards; and
- Certain other administrative changes.

The affirmative vote of a majority of all the votes cast on the proposal, in person or by proxy, provided that the total votes cast on the proposal represent over 50% in interest of all securities entitled to vote on the proposal is required to approve the 2010 Plan, as amended and restated. Approval of the 2010 Plan, as amended and restated, will be deemed to constitute approval of the material terms of the performance goals applicable to awards that may be granted under the 2010 Plan, in satisfaction of the stockholder approval requirements of Section 162(m). In addition, approval of the 2010 Plan will constitute approval pursuant to the stockholder approval requirements of Section 422 of the Internal Revenue Code relating to incentive stock options.

Upon stockholder approval, the amended and restated 2010 Plan will become effective and will supersede and replace in its entirety the current 2010 Plan. If the proposed amendment and restatement of the 2010 Plan is not approved by our stockholders at the Annual Meeting, the current 2010 Plan will remain in effect, and we may continue to grant awards under the 2010 Plan, subject to its terms, conditions and limitations.

The principal features of the 2010 Plan as it is proposed to be amended and restated are summarized below. This summary does not contain all information about the 2010 Plan. A copy of the complete text of the 2010 Plan as it is proposed to be amended and restated is included in *Appendix A* to this proxy statement, and the following description is qualified in its entirety by reference to the text of the 2010 Plan.

Highlights of the Proposed Amendment and Restatement of the 2010 Plan

The 2010 Plan authorizes the Board or the Compensation Committee to award stock options, restricted stock, stock appreciation rights, restricted stock units, dividend equivalents, performance shares, performance units and other incentive awards payable in cash or in shares of our common stock for the purpose of attracting, retaining and motivating the caliber of employees, consultants and directors essential for achievement of our success.

Increase in Shares Authorized for Issuance

We propose to increase the maximum aggregate number of shares of our common stock authorized for issuance under the 2010 Plan by 3,000,000 shares, subject to stockholder approval of the 2010 Plan, as proposed to be amended and restated. The Board determined that an increase of 3,000,000 shares was appropriate based on advice and analysis from our compensation consultant, W.T. Haigh, and analysis from ISS Corporate Services, Inc. regarding the criteria and shareholder value transfer model used by Institutional Shareholder Services, Inc. ("ISS") in determining its voting recommendation regarding equity incentive plans. We believe that increasing the authorized shares under the 2010 Plan by 3,000,000 shares is in compliance with the criteria used by ISS, including the acceptable levels of shareholder value transfer. The Board and Compensation Committee also believe that 3,000,000 additional shares will provide us with adequate equity incentive awards for approximately the next four years, which the Board and Compensation Committee believes is an appropriate interval for stockholder approval of equity plan share increases.

As of March 31, 2013, and excluding the requested share increase, 618,326 shares of common stock remained available for future grants of awards under the 2010 Plan and 1,881,123 shares of our common stock were subject to outstanding awards under the 2010 Plan. From January 1, 2013 through March 31, 2013, we have granted equity awards under our 2010 Plan representing an aggregate of 383,390 shares of our common stock. The closing price of our common stock as reported on the New York Stock Exchange on April 2, 2013 was $35.12 per share.

If stockholders approve the 2010 Plan, as proposed to be amended and restated, including the request for 3,000,000 additional shares, the total number of shares of common stock available for new grants under the 2010 Plan as of March 31, 2013 would be 3,618,326 shares of common stock.

As of March 31, 2013, the total number of shares of our common stock outstanding was 21,381,336 shares. In addition to the shares of our common stock outstanding, we and certain other persons hold partnership interests in our Operating Partnership in the form of Operating Partnership Units, which may be redeemed for cash or, at our option, exchangeable into shares of our common stock on a one-for-one basis. The Operating Partnership Units, although exchangeable for shares of our common stock, are not included in the total number of outstanding shares of our common stock.

Our Operating Partnership, through its wholly owned subsidiaries, among other things, (i) owns all of the physical assets relating to our business operations, (ii) conducts all of our business operations and (iii) employs all of our employees. We engage in our business activities through our controlling interest in the Operating Partnership. For purposes of determining the size of the enterprise in which we are engaged, including the number of employees necessary to conduct our business operations and, consequently, participate in the 2010 Plan, the Board, the Compensation Committee and our management believe that it is reasonable and necessary to include the outstanding Operating Partnership Units for purposes of determining stockholder value transfer as it relates to the 2010 Plan. The following table sets forth the total number of shares of our common stock outstanding and outstanding Operating Partnership Units as of March 31, 2013, as well as the combined total of common stock and Operating Partnership Unit outstanding:

	No. of Shares
Common Stock	21,381,336
Operating Partnership Units, as converted on a one-for-one basis to common stock	25,360,847
Total Common Stock and Operating Partnership Units	**46,742,183**

If stockholders approve the 2010 Plan, as proposed to be amended and restated, including the request for 3,000,000 additional shares, the potential dilution, or "overhang," from outstanding awards and shares available for future awards under the 2010 Plan is approximately 10.5%. This percentage is calculated on a fully-diluted basis, by dividing the total shares underlying outstanding equity awards (1,881,123) plus the shares available for future awards under the 2010 Plan (3,618,326) as of March 31, 2013 (together, the numerator) by the total shares of our common stock and Operating Partnership Units outstanding as of March 31, 2013, as set forth above, plus the number of shares in the numerator.

Section 162(m)

Our stockholders are also being asked to approve the 2010 Plan, as proposed to be amended and restated, in order to satisfy the stockholder approval requirements of Section 162(m) and to approve the material terms of the performance goals for performance-based awards that may be granted thereunder. This approval will provide us with the flexibility to grant awards under the 2010 Plan that are intended to qualify as "performance-based" compensation under Section 162(m). Section 162(m) generally provides that we are prohibited from deducting compensation paid to our principal executive officer and our three other most highly compensated executive officers (other than our principal financial officer) in excess of $1 million per person in any year. Compensation that qualifies as "performance-based" under Section 162(m) is excluded for purposes of calculating the amount of compensation subject to the $1 million limit.

In order for awards under the 2010 Plan, as proposed to be amended and restated, to be treated as "performance-based compensation" under Section 162(m), (i) the compensation must be paid solely on account of the attainment of one or more pre-established, objective performance goals, (ii) the performance goals must be established by a compensation committee comprised of two or more "outside directors" (within the meaning of Section 162(m)), (iii) the material terms of the performance goals under which such awards may be paid must be disclosed to and approved by the stockholders, and (iv) the compensation committee of "outside directors" must certify that the performance goals have been satisfied prior to payment. For purposes of Section 162(m), the material terms of the performance goals generally include (a) the individuals eligible to receive compensation upon achievement of performance goals, (b) a description of the business criteria on which the performance goals may be based and (c) the maximum amount that can be paid to an individual upon attainment of the performance goals. By approving the 2010 Plan, as proposed to be amended and restated, stockholders will be approving the material terms of the performance goals proposed thereunder.

Section 162(m) contains a special rule for stock options and stock appreciation rights, which provides that stock options and stock appreciation rights will satisfy the qualified performance-based compensation exception if the awards are made by a qualifying compensation committee, the plan sets forth the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date.

Notwithstanding the general requirements for qualified performance-based compensation set forth above, Section 162(m) contains a transition rule for newly public companies, which generally provides that compensation paid under a plan that existed prior to the company's initial public offering will not be subject to Section 162(m) until the earliest to occur of: (i) the first material modification of the plan; (ii) the issuance of all of the shares of stock reserved for issuance under the plan; (iii) the expiration of the plan; or (iv) the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering was consummated. Following the expiration of the transition rule, awards granted under the 2010 Plan, other than certain options and stock appreciation rights, will not qualify as "performance-based compensation" for purposes of Section 162(m) unless such awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by the stockholders of the corporation.

The 2010 Plan, as proposed to be amended and restated, has been designed to permit us to grant awards which may qualify as "qualified performance-based compensation" under Section 162(m). Since our initial public offering, we have relied on the exemption from Section 162(m) afforded by the transition rule described above for compensation paid pursuant to the 2010 Plan. However, the amendment increasing the number of shares available for grant under the 2010 Plan, as proposed to be amended and restated, will constitute a "material modification" of the 2010 Plan within the meaning of Section 162(m) and, accordingly, will result in the expiration of the transition rule. Therefore, the Board is seeking approval of the amended and restated 2010 Plan, including the material terms of the performance goals, which are discussed below, for purposes of Section 162(m) so that we have the flexibility to structure awards under the 2010 Plan, as amended and restated, to qualify as performance-based compensation under Section 162(m) should we choose to do so. If our stockholders do not approve this Proposal Four, Section 162(m) will not apply to awards granted under the 2010 Plan until the expiration of the transition rule discussed above.

Cash Awards

The 2010 Plan, as proposed to be amended and restated, allows awards granted under the plan to be paid in cash or shares of our common stock, or a combination of both. We believe allowing awards to be paid in cash in addition to equity gives our Board and the Compensation Committee the greatest flexibility to tailor awards that will be best for the business and the creation of stockholder value. Including cash awards in the 2010 Plan will also allow us to grant cash awards that are intended to qualify as performance-based compensation under Section 162(m).

Summary of the 2010 Plan

Purpose

The purpose of the 2010 Plan is to promote the success and enhance the value of our company by linking the personal interests of the members of the Board, our employees and our consultants to those of our stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our stockholders.

Eligibility and Administration

Our employees, consultants and directors, including our subsidiaries' employees, consultants and directors, will be eligible to receive awards under the 2010 Plan. As of March 31, 2013, approximately 320 employees, including eight executive officers and six non-employee directors were eligible to participate in the 2010 Plan. The 2010 Plan generally will be administered by the Compensation Committee, or the plan administrator. However, our Board of Directors determines the terms and conditions of, interprets and administers the 2010 Plan for awards granted to our non-employee directors and, with respect to these awards, the term "plan administrator" refers to our Board of Directors. As appropriate, administration of the 2010 Plan may be re-vested in our Board of Directors. In addition, for administrative convenience, our Board of Directors or the Compensation Committee may determine to delegate to one or more members of our Board of Directors or to one or more officers the authority to grant awards to, or amend awards held by, individuals who are not (i) employees subject to Section 16 of the Exchange Act, (ii) directors or executive officers to whom such authority to grant or amend awards has been delegated, or (iii) "covered employees" (within the meaning of Section 162(m)) with respect to awards intended to qualify as performance-based compensation under Section 162(m).

Securities Subject to the 2010 Plan

If the 2010 Plan, as amended and restated, is approved by our stockholders, a total of 6,000,000 shares of our common stock may be issued pursuant to the 2010 Plan, which constitutes an increase of 3,000,000 shares prior to the proposed amendment and restatement of the 2010 Plan. That number may be adjusted for changes in our capitalization and certain corporate transactions, as described below under the heading "Changes in Control and Corporate Transactions."

To the extent that an award expires, terminates or lapses, or an award is settled in cash without the delivery of shares of common stock to the participant, the shares subject to the award will be available for future grant or sale under the 2010 Plan. Shares of restricted stock which are forfeited or repurchased by us pursuant to the 2010 Plan may again be optioned, granted or awarded under the 2010 Plan. The payment of dividend equivalents in cash (and not equity) in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2010 Plan.

Awards

Stock Options. The 2010 Plan provides for discretionary grants of non-qualified stock options, or NQSOs, to employees, non-employee directors and consultants. The 2010 Plan also provides for the grant of incentive stock options, or ISOs, which may only be granted to our employees and employees of our qualifying subsidiaries. Options may be granted with terms determined by the plan administrator; provided that ISOs must meet the requirements of Section 422 of the Internal Revenue Code. The exercise price per share for stock options granted under the 2010 Plan is set by the plan administrator and may not be less than the fair market value of a share of common stock on the date of grant (or 110% of the fair market value of a share of common stock in the case of ISOs granted to certain significant stockholders).

Restricted Stock and Restricted Stock Units. The 2010 Plan provides for discretionary grants of restricted stock or restricted stock units to employees, non-employees and consultants. These awards may be made subject to vesting requirements, repurchase, forfeiture and other restrictions as the plan administrator may determine in its discretion.

Stock Appreciation Rights. The 2010 Plan provides for discretionary grants of stock appreciation rights to employees, non-employee directors and consultants. Stock appreciation rights may be granted with terms determined by the plan administrator, provided that the exercise price per share for stock appreciation rights may not be less than the fair market value of a share of our common stock on the date of grant. The term of stock appreciation rights may not be more than ten years from the date it is granted. The plan administrator may pay amounts owed upon exercise of a stock appreciation right in shares of common stock or cash or a combination of both, at the plan administrator's discretion.

Other Stock and Cash Based Awards. The 2010 Plan allows for various other awards including dividend equivalents, stock payments and other incentive awards, with such terms generally as the plan administrator may determine in its discretion, provided that no dividend equivalents may be payable with respect to options or stock appreciation rights. The awards can be paid in cash or shares of our common stock, or a combination of both, as may be determined by the plan administrator. In addition, awards granted under the 2010 Plan may be linked to the attainment of certain performance goals and criteria as determined by the plan administrator.

Performance-Based Compensation under Code Section 162(m)

Performance Goals and Criteria. Under Section 162(m), we generally are prohibited from deducting compensation paid to our principal executive officer and our three other most highly compensated executive officers (other than our principal financial officer) in excess of $1 million per person in any year. However, compensation that qualifies as "performance-based" is excluded for purposes of calculating the amount of compensation subject to the $1 million limit. As discussed above, if our stockholders approve the 2010 Plan, as amended and restated, we may grant performance-based awards to employees who are or may be "covered employees" (within the meaning of Section 162(m)) that are intended to qualify as performance-based compensation under Section 162(m) in order to preserve the deductibility of such awards for federal income tax purposes.

If the plan administrator intends to qualify an award under the 2010 Plan, as amended and restated, as "performance-based" compensation under Section 162(m), the performance goals selected by the plan administrator must be based on the attainment of specified levels of one, or any combination, of the following performance criteria for our company as a whole or any affiliate or business unit (including relative to the performance of other corporations), as reported or calculated by us: total shareholder return; funds from operations; cash flows (including, but not limited to, operating cash flow, free cash flow or cash flow return on capital); earnings per share; book value per share; operating income (including or excluding depreciation, amortization, extraordinary items, restructuring charges or other expenses); revenues; operating margins; return on assets; return on equity; debt; debt plus equity; market or economic value added; share price appreciation; cost control; strategic initiatives; market share; net income; return on invested capital; improvements in capital structure; or customer satisfaction, employee satisfaction, services performance, subscriber, cash management or asset management metrics.

The plan administrator may provide that any evaluation of performance with respect to any award intended to qualify as performance-based compensation under Section 162(m) may include or exclude any of the following events that occur during a performance period: asset write-downs; litigation or claim judgments or settlements; the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results; any reorganization and restructuring programs; extraordinary nonrecurring items as described in Accounting Standards Codification 225-20 and/or in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in our annual report to stockholders for the applicable year; acquisitions or divestitures; foreign exchange gains and losses; and gains and losses on asset sales. To the extent such inclusions or exclusions affect awards granted to a "covered employee"(within the meaning of Section 162(m)), they will be based on objectively determinable formulas established in a manner that satisfies the requirements for "performance-based compensation" within the meaning of Section 162(m).

For all awards that are intended to qualify as performance-based compensation, the determination of the performance goals will be made within the time prescribed by, and otherwise in compliance with, Section 162(m).

Adjustments; Payment. The plan administrator may adjust the amount payable pursuant to an award under the 2010 Plan that is intended to qualify as "performance-based" compensation under Section 162(m) downward but not upward. Following the completion of each performance period, and prior to payment of any such award, the plan administrator will certify in writing whether and the extent to which the applicable performance goals have been achieved for such performance period. The plan administrator may not waive the achievement of performance goals related to an award except in the case of a participant's death or disability.

Limitations. Subject to certain adjustments for changes in our corporate or capital structure, participants who are granted awards intended to qualify as "performance-based" compensation under Section 162(m) may not be granted awards for more than 500,000 shares of common stock in any calendar year period, except that we may make additional one-time grants of such awards for up to 250,000 shares to newly hired or newly promoted individuals. The maximum dollar value payable to any participant with respect to any awards payable in cash that are intended to qualify as "performance-based" compensation cannot exceed $5,000,000 in any calendar year. Notwithstanding the foregoing, in the event that the performance period for an award is longer than one year, the limits set forth above will be multiplied by a factor equal to the number of whole and partial years in the performance period.

Awards Generally Not Transferable

Awards under the 2010 Plan are generally not transferable during the award holder's lifetime without the consent of the plan administrator. The plan administrator may allow an award to be transferable to certain permitted transferees for estate or tax planning purposes.

Changes in Control and Corporate Transactions

In the event of certain changes in the capitalization of our company or certain corporate transactions involving our company (such as a stock split, stock dividend, a combination or exchange of shares, merger, recapitalization, distribution of assets to stockholders (other than normal cash dividends) or any other corporate event affecting our stock or the share price of our stock) and certain other events (including a change in control, as defined in the 2010 Plan), other than an equity restructuring, the plan administrator will make proportionate adjustments to:

- the aggregate number and type of shares that may be issued under the 2010 Plan;
- the limitations on the maximum number of shares that may be subject to awards granted under the 2010 Plan to any individual in any calendar year;
- the terms and conditions of any outstanding awards under the 2010 Plan; and
- the grant or exercise price per share for any outstanding awards under the 2010 Plan.

Should any of the foregoing events or certain other events (including a change in control, as defined in the 2010 Plan) occur, the plan administrator is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of awards under the 2010 Plan. Except as may be set forth in the applicable award agreement or another agreement between the employee and us, if a change in control occurs and the holder's awards (other than performance-based awards) are not continued, converted, assumed or replaced, those awards become fully exercisable and vested. With respect to performance-based awards, all performance-based awards earned and outstanding as of the date of change in control and for which the payout level has been determined shall be payable in accordance with the payout schedule for the award, and any remaining performance-based awards for which the payout level has not been determined shall be prorated at the target payout level up to the date of the change of control and shall be payable in accordance with the payout schedule for the award. Award holders will also have an opportunity to exercise any vested awards prior to the consummation of such changes in control or other corporate transactions or events.

Term of the Plan; Amendment and Termination

The 2010 Plan will be in effect until the tenth anniversary of the date the 2010 Plan, as amended and restated, was approved by our Board, unless the Board terminates the 2010 Plan at an earlier date. Our Board may terminate the 2010 Plan at any time with respect to any shares not then subject to an award under the 2010 Plan. Our Board may also modify the 2010 Plan from time to time, except that the Board may not, without prior stockholder approval, (1) amend the 2010 Plan so as to increase the number of shares of stock that may be issued under the 2010 Plan, or (2) amend the 2010 Plan in any manner which would require stockholder approval to comply with any applicable law, regulation or stock exchange or other rule.

Federal Income Tax Information

The following is a brief summary of the U.S. federal income tax consequences of the 2010 Plan generally applicable to us and to participants in the 2010 Plan who are subject to U.S. federal taxes. The summary is based on the Internal Revenue Code, applicable Treasury Regulations and administrative and judicial interpretations thereof, each as in effect on the date of this proxy statement and is, therefore, subject to future changes in the law, possibly with retroactive effect. The summary is general in nature and does not purport to be legal or tax advice. Furthermore, the summary does not address issues relating to any U.S. gift or estate tax consequences or the consequences of any state, local or foreign tax laws.

Nonqualified Stock Options. A participant generally will not recognize taxable income upon the grant or vesting of a nonqualified stock option with an exercise price at least equal to the fair market value of the common stock on the date of grant and no additional deferral feature. When a nonqualified stock option is exercised, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the difference between the fair market value of the shares underlying the option on the date of exercise and the option exercise price. When a participant sells the shares, the participant will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the greater of the fair market value of the shares on the exercise date or the option exercise price.

Incentive Stock Options. A participant generally will not recognize taxable income upon the grant of an incentive stock option. If a participant exercises an incentive stock option during employment or within three months after his or her employment ends (12 months in the case of permanent and total disability), the participant will not recognize taxable income at the time of exercise for regular U.S. federal income tax purposes (although the participant generally will have taxable income for alternative minimum tax purposes at that time as if the option were a nonqualified stock option). If a participant sells or otherwise disposes of the shares acquired upon exercise of an incentive stock option after the later of (a) one year from the date the participant exercised the option and (b) two years from the grant date of the option, the participant generally will recognize long-term capital gain or loss equal to the difference between the amount the participant received in the disposition and the option exercise price. If a participant sells or otherwise disposes of shares acquired upon exercise of an incentive stock option before these holding period requirements are satisfied, the disposition will constitute a "disqualifying disposition," and the participant generally will recognize taxable ordinary income in the year of disposition equal to the excess of the fair market value of the shares on the date of exercise over the option exercise price (or, if less, the excess of the amount realized on the disposition of the shares over the option exercise price). The balance of the participant's gain on a disqualifying disposition, if any, will be taxed as short-term or long-term capital gain, as the case may be.

With respect to both nonqualified stock options and incentive stock options, special rules apply if a participant uses shares of common stock already held by the participant to pay the exercise price.

Stock Appreciation Rights. A participant generally will not recognize taxable income upon the grant or vesting of a stock appreciation right with a grant price at least equal to the fair market value of the common stock on the date of grant and no additional deferral feature. Upon the exercise of a stock appreciation right, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the difference between the fair market value of the shares underlying the stock appreciation right on the date of exercise and the grant price of the stock appreciation right.

Unrestricted Stock Awards. Upon receipt of an unrestricted stock award, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid by the participant with respect to the shares.

Restricted Stock Awards, Stock Units, Performance Shares and Performance Units. A participant generally will not have taxable income upon the grant of restricted stock, stock units, performance shares or performance units. Instead, the participant will recognize ordinary income at the time of vesting or payout equal to the fair market value (on the vesting or payout date) of the shares or cash received minus any amount paid. For restricted stock only, a participant may instead elect to be taxed at the time of grant.

Tax Consequences to the Company. In the foregoing cases, we generally will be entitled to a deduction at the same time, and in the same amount, as a participant recognizes ordinary income, subject to certain limitations imposed under the Code.

Code Section 409A. We intend that awards granted under the 2010 Plan shall comply with, or otherwise be exempt from, Section 409A of the Internal Revenue Code, but make no representation or warranty to that effect.

Code Section 162(m). As discussed above, Section 162(m) denies a deduction to any publicly held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to such covered employee exceeds $1,000,000. It is possible that compensation attributable to awards under the 2010 Plan, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year.

The Section 162(m) deduction limit does not apply to certain "qualified performance-based" compensation under Section 162(m). In order to qualify for the exemption for qualified performance-based compensation, Section 162(m) generally requires that: (i) the compensation be paid solely upon the attainment of one or more pre-established objective performance measures; (ii) the performance measures must be established by a compensation committee comprised of two or more "outside directors"; (iii) the material terms of the performance goals under which the compensation is to be paid must be disclosed to and approved by the stockholders; and (iv) the compensation committee of "outside directors" must certify that the performance measures have been achieved prior to payment.

Section 162(m) contains a special rule for stock options and stock appreciation rights that provides that stock options and stock appreciation rights will satisfy the "qualified performance-based compensation" exemption if (1) the awards are made by a qualifying compensation committee, (2) the plan sets the maximum number of shares that can be granted to any person within a specified period and (3) the compensation is based solely on an increase in the stock price after the grant date.

Notwithstanding these general requirements for qualified performance-based compensation, Section 162(m) contains a transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, which generally provides that certain compensation paid under a plan that existed prior to the initial public offering will not be subject to Section 162(m) until the earliest to occur of:

- The first material modification of the plan;
- The issuance of all of the shares of stock reserved for issuance under the plan;
- The expiration of the plan; or
- The first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the corporation's initial public offering was consummated.

The 2010 Plan, as proposed to be amended and restated, has been designed to permit, but not obligate, the Compensation Committee to grant stock options and other awards which will qualify as "qualified performance-based compensation" under Section 162(m).

Tax Withholding. We are authorized to deduct or withhold from any award granted or payment due under the 2010 Plan, or require a participant to remit to us, the amount of any withholding taxes due in respect of the award or payment and to take such other action as may be necessary to satisfy all obligations for the payment of applicable withholding taxes. We are not required to issue any shares of common stock or otherwise settle an award under the 2010 Plan until all tax withholding obligations are satisfied.

New Plan Benefits

All awards to employees, officers and consultants under the 2010 Plan are made at the discretion of the plan administrator. Therefore, the benefits and amounts that will be received or allocated to such individuals under the 2010 Plan, as proposed to be amended and restated, are not determinable at this time. However, please refer to the description of restricted stock and stock option grants made to our named executive officers in the last fiscal year described above in the "2012 Grants of Plan-Based Awards Table." Grants made to our non-employee directors are made under our director compensation program under the 2010 Plan, which is described above under "Compensation of Directors."

Awards Granted Under the 2010 Plan Since Inception

The following table provides information as of March 31, 2013, with respect to awards granted under the 2010 Plan to our individual named executive officers and other groups since the inception of the 2010 Plan in 2010.

Awards Granted Under the 2010 Plan Since Inception of Plan Through March 31, 2013

Name and Position	Number of Shares Underlying Option Grants	Number of Restricted Stock Grants	Number of Shares Underlying Restricted Stock Unit Grants	Number of Operating Partnership Unit Grants
Thomas M. Ray, President and Chief Executive Officer	356,033	152,175	—	—
Jeffrey S. Finnin, Chief Financial Officer	108,073	102,604	—	—
Jarrett Appleby, Chief Operating Officer	40,120	149,028	—	—
Billie R. Haggard, Senior Vice President, Data Centers	60,061	30,128	—	2,407
Derek S. McCandless, Senior Vice President, Legal and General Counsel	58,754	40,482	—	—
All Current Executive Officers as a Group	741,114	555,102	—	25,620
All Directors Who Are Not Executive Officers as a Group	10,000	—	27,492(1)	—
Michael Koehler, Director	2,500	—	6,873(1)	—
Paul E. Szurek, Director	2,500	—	6,873(1)	—
J. David Thompson, Director	2,500	—	6,873(1)	—
David A. Wilson, Director	2,500	—	6,873(1)	—
All Employees Who Are Not Executive Officers as a Group	503,004	338,685	—	38,402

(1) Each restricted stock unit granted to our non-employee directors is accompanied by a tandem dividend equivalent under our 2010 Plan. Dividend equivalents give holders the right to receive, upon payment of any ordinary cash dividend paid to holders of our common stock, an equivalent payment in the form of additional restricted stock units and dividend equivalents.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE 2010 EQUITY INCENTIVE AWARD PLAN.

Equity Compensation Plan Information

The following table sets forth certain information, as of December 31, 2012, concerning shares of our common stock authorized for issuance under our equity compensation plans, which consists only of our 2010 Equity Incentive Award Plan.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders	1,017,195	$17.25	993,033
Equity compensation plans not approved by stockholders	—	—	—
Total equity compensation plans	1,017,195(1)	$17.25	993,033(1)

(1) As of March 31, 2013, 618,326 shares of common stock remained available for future grants of awards under the 2010 Plan and 1,881,123 shares of our common stock were subject to outstanding awards under the 2010 Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of March 31, 2013 with respect to the beneficial ownership of our common stock by (i) each person who beneficially holds more than 5% of the outstanding shares of our common stock based solely on our review of SEC filings; (ii) each director or director nominee; (iii) each named executive officer listed in the table titled "2012 Summary Compensation Table" above; and (iv) all directors and executive officers as a group.

The number of shares beneficially owned by each stockholder is determined under SEC rules and generally includes shares for which the holder has voting or investment power. The information does not necessarily indicate beneficial ownership for any other purpose. The percentage of beneficial ownership shown in the following table is based on 21,381,336 outstanding shares of common stock as of March 31, 2013. For purposes of calculating each person's or group's percentage ownership, shares of common stock issuable pursuant to the terms of stock options, Operating Partnership units or restricted stock units exercisable or vesting within 60 days after March 31, 2013 are included as outstanding and beneficially owned for that person or group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

Unless otherwise indicated, the address for all persons named below is c/o CoreSite Realty Corporation, 1050 17th Street, Suite 800, Denver, Colorado 80265.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Outstanding Common Stock
Beneficial holders of 5% or more of our common stock:		
The Carlyle Group L.P.	25,275,390(1)	54.1%
The Vanguard Group Inc.	2,565,605(2)	12.0%
FMR LLC	2,517,449(3)	11.8%
Wellington Management Company, LLP	1,330,610(4)	6.2%
Goldman Sachs Asset Management, L.P. and GS Investment Strategies, LLC	1,150,767(5)	5.4%
Named Executive Officers, Directors and Director Nominees:		
James A. Attwood, Jr.	—	—
Michael Koehler	15,623(6)	*
Thomas M. Ray	317,451(7)	1.5%
Robert G. Stuckey	—	—
Paul E. Szurek	14,373(6)	*
J. David Thompson	9,873(6)	*
David A. Wilson	14,373(6)	*
Jeffrey S. Finnin	130,706(8)	*
Billie R. Haggard	53,389(9)	*
Derek S. McCandless	60,329(10)	*
Jarrett Appleby	149,028	*
All current executive officers and directors as a group (14 persons)	905,177(11)	4.2%

* Less than one percent (1%).

(1) Based solely on a Schedule 13G filed with the SEC on February 14, 2013. Amounts shown represent 25,275,390 Operating Partnership units beneficially owned by The Carlyle Group L.P. Pursuant to the limited partnership agreement of Coresite, L.P., the Operating Partnership units are redeemable for cash, or at our discretion, into shares of our common stock on a one-for-one basis. The table above assumes the conversion of all Operating Partnership units into shares of our common stock on a one-for-one basis. The shares are beneficially owned by The Carlyle

Group L.P. and its subsidiaries and affiliates, consisting of Carlyle Group Management L.L.C., Carlyle Holdings I GP Inc., Carlyle Holdings I GP Sub L.L.C., Carlyle Holdings I L.P., TC Group, L.L.C., TC Group Sub L.P., Carlyle Realty V GP, L.L.C., Carlyle Realty V, L.P., CoreSite CRP V Holdings, LLC, Carlyle Realty III, GP, L.L.C., Carlyle Realty III, L.P., CoreSite CRP III Holdings, LLC, Carlyle Realty IV GP, L.L.C., Carlyle Realty IV, L.P., CoreSite CRP IV Holdings, LLC, CRP IV AIV GP, L.L.C., CRP IV AIV GP, L.P., CRQP IV AIV, L.P., CRP IV-A AIV, L.P., CoreSite CRP IV Holdings (VCOC II), LLC, CoreSite CRP IV Holdings (VCOC I), LLC, CRP III AIV GP, L.L.C., CRP III AIV GP, L.P., CRQP III AIV, L.P. and CoreSite CRP III Holdings (VCOC), LLC. The address of The Carlyle Group L.P. and each of the other entities listed above is c/o The Carlyle Group, 1001 Pennsylvania Ave NW, Suite 220 South, Washington, DC 20004.

(2) Based solely on a Schedule 13G/A filed with the SEC on February 11, 2013. The address of The Vanguard Group Inc. is 100 Vanguard Blvd., Malvern, PA 19355. Includes 1,398,553 shares reported as beneficially owned by the Vanguard Specialized Funds—Vanguard REIT Index Fund as set forth on a Schedule 13G/A filed with the SEC on February 14, 2013.

(3) Based solely on a Schedule 13G/A filed with the SEC on February 14, 2013 by FMR LLC. The address of FMR LLC is 82 Devonshire Street, Boston, MA 02109.

(4) Based solely on a Schedule 13G/A filed with the SEC on February 14, 2013. Wellington Management Company, LLP, in its capacity as investment advisor, beneficially owns the shares which are held of record by clients of Wellington Management Company, LLP. The address of Wellington Management Company, LLP is 280 Congress Street, Boston, MA 02210.

(5) Based solely on a Schedule 13G/A filed with the SEC on February 13, 2013 by Goldman Sachs Asset Management, L.P. and GS Investment Strategies, LLC. Both of Goldman Sachs Asset Management, L.P. and GS Investment Strategies, LLC list their address as 200 West Street, New York, NY 10282.

(6) Includes (i) 2,500 shares issuable upon the exercise of options that may be exercised within 60 days of March 31, 2013 and (ii) restricted stock units representing the right to receive 6,873 shares payable upon termination of service as a director.

(7) Includes 129,176 shares issuable upon the exercise of options that may be exercised within 60 days of March 31, 2013.

(8) Includes 41,405 shares issuable upon the exercise of options that may be exercised within 60 days of March 31, 2013.

(9) Includes (i) 21,610 shares issuable upon the exercise of options that may be exercised within 60 days of March 31, 2013 and (ii) 2,407 Operating Partnership units redeemable for cash, or at our discretion, into shares of our common stock on a one-for-one basis. The table above assumes the conversion of all Operating Partnership units into shares of our common stock on a one-for-one basis.

(10) Includes 16,441 shares issuable upon the exercise of options that may be exercised within 60 days of March 31, 2013.

(11) Includes (i) 258,682 shares issuable upon the exercise of options that may be exercised within 60 days of March 31, 2013, (ii) restricted stock units representing the right to receive 27,492 shares and (iii) 25,620 Operating Partnership units redeemable for cash, or at our discretion, into shares of our common stock on a one-for-one basis. The table above assumes the conversion of all Operating Partnership units into shares of our common stock on a one-for-one basis.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of securities ownership and changes in such ownership with the SEC. Executive officers, directors and greater than ten percent stockholders also are required by rules promulgated by the SEC to furnish us with copies of all Section 16(a) forms they file.

Based solely upon a review of Forms 3 and 4 and amendments thereto and written representations furnished to us during the most recent fiscal year, no person who at any time during the fiscal year was a director, officer, or beneficial owner or more than 10% of any class of our equity securities failed to file on a timely basis, as disclosed in the above forms, reports required by Section 16(a) of the Exchange Act during the most recent fiscal year, except for one late Form 4 for Christopher Ancell relating to a grant of restricted stock in December 2012.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Restructuring Transactions

Immediately prior to the completion of our IPO, we entered into a series of transactions with the Funds to create our current organizational structure (the "Restructuring Transactions"). In connection with this restructuring, all of the property and non-cash assets that are now used in the operation of our company's business were contributed by the Funds to our Operating Partnership. In the Restructuring Transactions, the Funds contributed 100% of their ownership interests in the entities that, directly or indirectly, owned or leased all of the properties that comprise our portfolio and all the other non-cash assets used in our business. The aggregate undepreciated book value plus construction in progress of the contributed properties was $586.2 million as of June 30, 2010. In exchange for this contribution, our Operating Partnership issued to the Funds 34,600,000 Operating Partnership units in the aggregate having a total value of $553.6 million, based upon a price of $16.00 per unit. Of these Operating Partnership units, approximately 19.5%, or $108.1 million in value, 11.4%, or $63.2 million in value, and 15.6%, or $86.2 million in value, respectively, were issued to the Funds contributing One Wilshire Holdings, LLC, 900 N. Alameda Holdings, LLC and 12100 Sunrise Valley Drive Holdings, LLC, each of which now holds Operating Partnership units exchangeable into five percent or more of our common stock. All of the Operating Partnership units held by each of these three entities are beneficially held by DBD Investors V, L.L.C. See "Security Ownership of Certain Beneficial Owners and Management."

In connection with the Restructuring Transactions, we entered into an agreement with certain of the Funds granting them certain rights to receive information about us and to consult with and advise us on significant matters so long as they continue to own any Operating Partnership units or shares of our common stock and the number of Operating Partnership units and shares of common stock held collectively by the Funds is equal to or greater than 5% of the total number of shares of outstanding common stock (assuming all Operating Partnership units are exchanged for common stock). This agreement also provides that for so long as the Funds have the right to nominate directors for election to our Board, such rights will be assigned to two of these Funds. The Funds have agreed to maintain the confidentiality of any material non-public information they receive in connection with the foregoing and the Funds will not receive any compensation or expense reimbursement pursuant to this agreement.

Registration Rights Agreement

In connection with our IPO, we granted the Funds which received Operating Partnership units in the Restructuring Transactions certain registration rights with respect to any shares of our common stock that may be acquired by them in connection with the exchange of units tendered for redemption. An aggregate of 28,700,000 shares of our common stock issuable upon exchange of units issued in the Restructuring Transactions are subject to a registration rights agreement. The holders of such units are entitled to require us to seek to register all such shares of common stock underlying the units for public sale, subject to certain exceptions, limitations and conditions precedent. We will bear expenses incident to our registration requirements under the registration rights agreement, except that such expenses shall not include any underwriting fees, discounts or commissions, brokerage or sales commissions, or out-of-pocket expenses of the persons exercising the redemption rights or transfer taxes, if any, relating to the sale of such shares. In 2012, we did not incur any costs in connection with the registration of our common stock under the registration rights agreement.

Tax Protection Agreement

We have agreed with each of the Funds that have directly or indirectly contributed their interests in the properties in our portfolio to our Operating Partnership that if we directly or indirectly sell, convey, transfer or otherwise dispose of all or any portion of these interests in a taxable transaction, we will make an interest-free loan to the contributors in an amount equal to the contributor's tax liabilities, based on an assumed tax rate. Any such loan would be repayable out of the after-tax proceeds (based on an assumed tax rate) of any distribution from the Operating Partnership to, or any sale of Operating Partnership units (or common stock issued by us in exchange for such units) by, the recipient of such loan, and would be non-recourse to the borrower other than with respect to such proceeds. These tax protection provisions apply for a period expiring on the earlier of (i) September 28, 2017 and (ii) the date on which these contributors (or certain transferees) dispose in certain taxable transactions of 90% of the Operating Partnership units that were issued to them in connection with the contribution of these properties.

Syniverse Agreement

On September 19, 2012, we licensed space in one of our data center facilities to Syniverse Technologies, LLC, a provider of business and technology services for the mobile telecommunications industry and a company that is wholly owned by an affiliate of Carlyle. The license agreement, which the Board and our management believe was entered into upon market terms, provides for a three-year term with a total contract value of approximately $0.4 million. License revenue was $44,293 for the year ended December 31, 2012.

Other Transactions

We lease 1,515 net rentable square feet of space at our 12100 Sunrise Valley property to an affiliate of Carlyle. The lease commenced on July 1, 2008 and expires on June 30, 2013. Rental revenue was approximately $0.3 million for the year ended December 31, 2012.

Statement of Policy Regarding Transactions with Related Parties

Our Code of Business Conduct and Ethics, which applies to all our directors, officers, employees and agents, includes a process for identifying and resolving potential conflicts of interest, including conflicts arising from transactions with related parties. Specifically, our Code of Business Conduct and Ethics requires that any conflict of interest of our directors, executive officers or other principal officer may only be waived by our Board. All transactions disclosed above were reviewed and approved in accordance with our Code of Business Conduct and Ethics and applicable law.

MISCELLANEOUS

Stockholder Proposals and Nominations

Any proposal of a stockholder intended to be included in our proxy statement for the 2014 annual meeting of stockholders pursuant to SEC Rule 14a-8, must be received by us no later than December 4, 2013, unless the date of our 2014 annual meeting is more than 30 days before or after May 22, 2014, in which case the proposal must be received a reasonable time before we begin to print and mail our proxy materials. All proposals should be directed to our Corporate Secretary, at 1050 17th Street, Suite 800, Denver, Colorado 80265.

A stockholder nomination of a person for election to our Board or a proposal for consideration at our 2014 annual meeting not intended to be included in our proxy statement pursuant to SEC Rule 14a-8 must be submitted in accordance with the advance notice procedures and other requirements set forth in Section 11 of Article II of our current bylaws. Pursuant to Section 11 of Article II of our current bylaws, we must receive timely notice of the nomination or other proposal in writing by not later than 5:00 p.m., Eastern Time, on December 4, 2013 nor earlier than November 4, 2013. However, in the event that the 2014 annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the 2014 annual meeting, notice by the stockholder to be timely must be received no earlier than the 150th day prior to the date of the meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of the meeting or the 10th day following the date of the first public announcement of the meeting. A copy of our bylaws can be obtained from our Corporate Secretary, who can be reached at 1050 17th Street, Suite 800, Denver, Colorado 80265.

The Nominating/Corporate Governance Committee will consider all recommended director candidates submitted to it in accordance with the established procedures, though it will only recommend to the Board as potential nominees those candidates it believes are most qualified. However, the Nominating/Corporate Governance Committee will not consider any director candidate if the candidate's candidacy or, if elected, Board membership, would violate controlling state or federal law.

Householding

Any stockholder, including both stockholders of record and beneficial holders who own their shares through a broker, bank or other nominee, who share an address with another holder of our common stock are only being sent one Notice of Internet Availability of Proxy Materials or set of proxy materials, unless such holders have provided contrary instructions. If you wish to receive a separate copy of these materials or if you are receiving multiple copies and would like to receive a single copy, please contact our Corporate Secretary in writing, at 1050 17th Street, Suite 800, Denver, Colorado 80265, or by telephone at (866) 777-2673.

Other Matters

We do not intend to bring before the Annual Meeting any matters other than the proposals specifically described above, and we know of no matters other than those to come before the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the recommendation of the our management on such matters, including any matters dealing with the conduct of the Annual Meeting.

By Order of the Board of Directors



DEREK S. MCCANDLESS
Secretary

Denver, Colorado
April 3, 2013

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APPENDIX A

CORESITE REALTY CORPORATION AND CORESITE, L.P.

2010 EQUITY INCENTIVE AWARD PLAN

(As Amended and Restated on)

ARTICLE 1
PURPOSE

The purpose of the Coresite Realty Corporation and Coresite, L.P. 2010 Equity Incentive Award Plan (the "***Plan***") is to promote the success and enhance the value of Coresite Realty Corporation, Inc., a Maryland corporation (the "***Company***"), and Coresite, L.P., a Delaware limited partnership (the "***Partnership***"), by linking the personal interests of the members of the Board, Employees, and Consultants to those of Company stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company stockholders. The Plan is further intended to provide flexibility to the Company and the Partnership in their ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company's and the Partnership's operations is largely dependent.

ARTICLE 2
DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1 "***Administrator***" means the entity or person that conducts the general administration of the Plan as provided herein. With reference to the administration of the Plan with respect to Awards granted to Independent Directors, the term "Administrator" shall refer to the Board. With reference to the administration of the Plan with respect to any other Award, the term "Administrator" shall refer to the Committee unless the Board has assumed the authority for administration of the Plan generally as provided in Section 11.1 hereof. With reference to the duties of the Committee under the Plan which have been delegated to one or more persons pursuant to Section 11.5 hereof, the term "Administrator" shall refer to such person(s) unless the Committee or the Board has revoked such delegation.

2.2 "***Applicable Accounting Standards***" shall mean Generally Accepted Accounting Principles in the United States, International Financial Reporting Standards or such other accounting principles or standards as may apply to the Company's financial statements under United States federal securities laws from time to time.

2.3 "***Award***" means an Option, a Restricted Stock award, a Stock Appreciation Right award, a Dividend Equivalents award, a Stock Payment award, a Restricted Stock Unit award, or an Other Incentive Award granted to a Participant pursuant to the Plan.

2.4 "***Award Agreement***" means any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium.

2.5 "***Board***" means the Board of Directors of the Company.

2.6 "***Change in Control***" means and includes each of the following:

(a) A transaction or series of transactions (other than an offering of Stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any "person" or related "group" of "persons" (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its subsidiaries, an employee benefit plan maintained by the Company or any of its subsidiaries or a "person" that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company's securities outstanding immediately after such acquisition; or

(b) During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new director(s) (other than a director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in Section 2.6(a) or Section 2.6(c)) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(c) The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company's assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i) Which results in the Company's voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company, or owns, directly or indirectly, all or substantially all of the Company's assets or otherwise succeeds to the business of the Company (the Company or such person, the "***Successor Entity***")) directly or indirectly, at least a majority of the combined voting power of the Successor Entity's outstanding voting securities immediately after the transaction, and

(ii) After which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; *provided, however,* that no person or group shall be treated for purposes of this Section 2.6(c)(ii) as beneficially owning 50% or more of combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction.

In addition, if a Change in Control constitutes a payment event with respect to any Award which provides for the deferral of compensation and is subject to Section 409A of the Code, the transaction or event described in subsection (a), (b), (c) or (d) with respect to such Award must also constitute a "change in control event," as defined in Treasury Regulation §1.409A-3(i)(5) to the extent required by Section 409A.

The Administrator shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control of the Company has occurred pursuant to the above definition, and the date of the occurrence of such Change in Control and any incidental matters relating thereto.

2.7 "***Code***" means the Internal Revenue Code of 1986, as amended.

2.8 "***Committee***" means the committee of the Board described in Article 11.

2.9 "***Company Consultant***" means any consultant or adviser engaged to provide services to the Company or any Company Subsidiary that qualifies as a consultant under the applicable rules of the Securities and Exchange Commission for registration of shares on a Form S-8 Registration Statement.

2.10 "***Company Employee***" means any officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Company or of any Company Subsidiary.

2.11 "***Company Subsidiary***" means (a) any "subsidiary corporation" of the Company as defined in Section 424(f) of the Code and any applicable regulations promulgated thereunder, (b) any other entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company, or (c) any partnership or limited liability company of which 50% or more of the capital and profits interest is owned, directly or indirectly, by the Company or by one or more Company Subsidiaries or by the Company and one or more Company Subsidiaries; provided, however, that "Company Subsidiary" shall not include the Partnership or any Partnership Subsidiary.

2.12 "***Consultant***" means any Company Consultant or any Partnership Consultant.

2.13 "***Covered Employee***" means any Company Employee who is, or could become, a "covered employee" as that term is defined for purposes of Section 162(m)(3) of the Code or any successor provision.

2.14 "***Director***" means a member of the Board, or as applicable a member of the board of directors of a Subsidiary.

2.15 "***Disability***" means "disability," as such term is defined in Section 22(e)(3) of the Code.

2.16 "***Dividend Equivalents***" means a right granted to a Participant pursuant to Section 8.1 to receive the equivalent value (in cash or Stock) of dividends paid on Stock.

2.17 "***DRO***" shall mean a domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended from time to time, or the rules thereunder.

2.18 "***Effective Date***" has the meaning set forth in Section 12.1.

2.19 "***Eligible Individual***" means any person who is an Employee, a Consultant or a Director, as determined by the Administrator.

2.20 "***Employee***" means any Company Employee or Partnership Employee.

2.21 "***Equity Restructuring***" means a nonreciprocal transaction between the company and its stockholders, such as a stock dividend, stock split, spin-off or recapitalization through a large, nonrecurring cash dividend, that affects the shares of Stock (or other securities of the Company) or the share price of Stock (or other securities) and causes a change in the per share value of the Stock underlying outstanding Awards.

2.22 "***Exchange Act***" means the Securities Exchange Act of 1934, as amended.

2.23 "***Expiration Date***" has the meaning set forth in Section 12.2.

2.24 "***Fair Market Value***" means, as of any given date, the fair market value of a share of Stock on the date determined as follows:

(a) If the Stock is listed on any (i) established securities exchange (such as the New York Stock Exchange, the NASDAQ Global Market and the NASDAQ Global Select Market), (ii) national market system or (iii) automated quotation system on which the Stock is listed, quoted or traded, its Fair Market Value shall be the closing sales price for a share of Stock as quoted on such exchange or system for such date or, if there is no closing sales price for a share of Stock on the date in question, the closing sales price for a share of Stock on the last preceding date for which such quotation exists, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(b) If the Stock is not listed on an established securities exchange, national market system or automated quotation system, but the Stock is regularly quoted by a recognized securities dealer, its Fair Market Value shall be the mean of the high bid and low asked prices for such date or, if there are no high bid and low asked prices for a share of Stock on such date, the high bid and low asked prices for a share of Stock on the last preceding date for which such information exists, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

(c) If the Stock is neither listed on an established securities exchange, national market system or automated quotation system nor regularly quoted by a recognized securities dealer, its Fair Market Value shall be established by the Administrator in good faith

2.25 "***Incentive Stock Option***" means an Option that is intended to be an incentive stock option and meets the requirements of Section 422 of the Code or any successor provision thereto.

2.26 "***Independent Director***" means a Director of the Company who is not an Employee.

2.27 "***Misconduct***" means the occurrence of any of, but not limited to, the following: (a) conviction of the Participant of any felony or any crime involving fraud or dishonesty; (b) the Participant's participation (whether by affirmative act or omission) in a fraud, act or dishonesty or other act of misconduct against the Company, the Partnership or any Subsidiary; (c) conduct by the Participant which, based upon a good faith and reasonable factual investigation by the Company (or, if the Participant is an executive officer, by the Board), demonstrates the Participant's unfitness to serve; (d) the Participant's violation of any statutory or fiduciary duty, or duty of loyalty owed to the Company and/or the Partnership and/or any Subsidiary; (e) the Participant's violation of state or federal law in connection with the Participant's performance of his or her job which has an adverse effect on the Company and/or the Partnership and/or any Subsidiary; and (f) the Participant's violation of Company or Partnership policy which has a material adverse effect on the Company and/or the Partnership and/or any Subsidiary. Notwithstanding the foregoing, the Participant's Disability shall not constitute Misconduct as set forth herein. The determination that a termination is for Misconduct shall be by the Administrator it its sole and exclusive judgment and discretion. Notwithstanding the foregoing, if a Participant is a party to an employment or severance agreement with the Company, the Partnership or any Subsidiary in effect as of the date of grant of an Award which defines "Misconduct" or "Cause" or a similar term, "***Misconduct***" for purposes of the Plan and such Award shall have the meaning given to such term in such employment or severance agreement.

2.28 "***Non-Employee Director***" means a Director of the Company who qualifies as a "Non-Employee Director" as defined in Rule 16b-3(b)(3) of the Exchange Act, or any successor definition.

2.29 "***Non-Qualified Stock Option***" means an Option that is not intended to be or otherwise does not qualify as an Incentive Stock Option.

2.30 "***Option***" means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of shares of Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

2.31 "***Other Incentive Award***" means an Award granted or denominated in cash, Stock or units of Stock pursuant to Section 8.4 hereof or denominated in other equity interests, including, without limitation, equity interests of the Partnership, such as partnership profits interests, that are convertible or exchangeable into Stock.

2.32 "***Outside Director***" means a Director of the Company who qualifies as an "outside director" within the meaning of Section 162(m) of the Code, or any successor provision thereto.

2.33 "***Participant***" means any Eligible Individual who, as a member of the Board, Consultant or Employee, has been granted an Award pursuant to the Plan.

2.34 "***Partnership Agreement***" means the Agreement of Limited Partnership of CoreSite, L.P., as the same may be amended, modified or restated from time to time.

2.35 "***Partnership Consultant***" means any consultant or adviser engaged to provide services to the Partnership or any Partnership Subsidiary that qualifies as a consultant under the applicable rules of the Securities and Exchange Commission for registration of shares on a Form S-8 Registration Statement.

2.36 "***Partnership Employee***" means any officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Partnership or of any Partnership Subsidiary

2.37 "***Partnership Subsidiary***" means (a) any entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Partnership, or (b) any partnership or limited liability company of which 50% or more of the capital and profits interest is owned, directly or indirectly, by the Partnership or by one or more Partnership Subsidiaries or by the Partnership and one or more Partnership Subsidiaries.

2.38 "***Performance-Based Award***" means an award that is subject to the attainment of Performance Goals or other specific performance goals determined appropriate by the Administrator.

2.39 "***Performance Criteria***" means one or more of the following criteria that the Administrator selects for an Award for purposes of establishing the Performance Goal or Performance Goals for a Performance Period: total shareholder return; funds from operations; cash flows (including, but not limited to, operating cash flow, free cash flow or cash flow return on capital); earnings per share; book value per share; operating income (including or excluding depreciation, amortization, extraordinary items, restructuring charges or other expenses); revenues; operating margins; return on assets; return on equity; debt; debt plus equity; market or economic value added; stock price appreciation; cost control; strategic initiatives; market share; net income; return on invested capital; improvements in capital structure; or customer satisfaction, employee satisfaction, services performance, subscriber, cash management or asset management metrics.

2.40 "***Performance Goals***" means, for a Performance Period, the goals established in writing by the Administrator for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a Subsidiary, division or other operational unit, or an individual, and may be relative to the performance of other corporations (including stock market indices).

2.41 "***Performance Period***" means the one or more periods of time, which may be of varying and overlapping durations, as the Administrator may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, a Performance-Based Award.

2.42 "***Permitted Transferee***" shall mean, with respect to a Participant, any "family member" of the Participant, as defined under the instructions to use of the Form S-8 Registration Statement under the Securities Act, after taking into account any state, federal, local or foreign tax and securities laws applicable to transferable Awards, or any other transferee approved by the Administrator.

2.43 "***Plan***" means this CoreSite Realty Corporation and CoreSite, L.P. 2010 Equity Incentive Award Plan, as it may be amended from time to time.

2.44 "***Public Trading Date***" means the first date upon which Stock is listed (or approved for listing) upon notice of issuance on any securities exchange or designated (or approved for designation) upon notice of issuance as a national market security on an interdealer quotation system.

2.45 "***REIT***" means a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

2.46 "***Restricted Stock***" means Stock awarded to a Participant pursuant to Article 6 that is subject to certain restrictions and may be subject to risk of forfeiture or repurchase.

2.47 "***Restricted Stock Unit***" means a right to receive a share of Stock during specified time periods granted pursuant to Section 8.3.

2.48 "***Securities Act***" means the Securities Act of 1933, as amended.

2.49 "***Stock***" means the common stock of the Company and such other securities of the Company that may be substituted for Stock pursuant to Article 10.

2.50 "***Stock Appreciation Right***" means a right granted pursuant to Article 7 to receive a payment equal to the excess of the Fair Market Value of a specified number of shares of Stock on the date the Stock Appreciation Right is exercised over the Fair Market Value of such number of shares of Stock on the date the Stock Appreciation Right was granted as set forth in the applicable Award Agreement.

2.51 "***Stock Payment***" means (a) a payment in the form of shares of Stock, or (b) an option or other right to purchase shares of Stock, as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any portion of the compensation, granted pursuant to Section 8.2.

2.52 "***Subsidiary***" means any Company Subsidiary or Partnership Subsidiary.

2.53 "***Substitute Award***" shall mean an Award granted under the Plan in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, in any case, upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity that is a party to such transaction; provided, however, that in no event shall the term "Substitute Award" be construed to refer to an award made in connection with the cancellation and repricing of an Option or Stock Appreciation Right.

2.54 "***Successor Entity***" has the meaning set forth in Section 2.6.

2.55 "***Termination of Consultancy***" means the time when the engagement of a Participant as a Consultant is terminated for any reason, with or without cause, including, but not by way of limitation, by resignation, discharge, death or retirement, but excluding: (a) terminations where there is a simultaneous employment or continuing employment of the Participant by the Company, the Partnership or any Subsidiary, and (b) terminations where there is a simultaneous reestablishment of a consulting relationship or continuing consulting relationship between the Participant and the Company, the Partnership or any Subsidiary. The Administrator, in its absolute discretion, shall determine the effect of all matters and questions relating to Termination of Consultancy, including, but not by way of limitation, the question of whether a particular leave of absence constitutes a Termination of Consultancy. Notwithstanding any other provision of the Plan, the Company, the Partnership or any Subsidiary has an absolute and unrestricted right to terminate a Consultant's service at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in writing.

2.56 "***Termination of Directorship***" means the time when a Participant, if he or she is or becomes an Independent Director, ceases to be a Director for any reason, including, but not by way of limitation, a termination by resignation, failure to be elected, death or retirement. The Board, in its sole and absolute discretion, shall determine the effect of all matters and questions relating to Termination of Directorship with respect to Independent Directors.

2.57 "***Termination of Employment***" means the time when the employee-employer relationship between a Participant and the Company, the Partnership or any Subsidiary is terminated for any reason, with or without cause, including, but not by way of limitation, a termination by resignation, discharge, death, Disability or retirement; but excluding: (a) terminations where there is a simultaneous reemployment or continuing employment of the Participant by the Company, the Partnership or any Subsidiary, and (b) terminations where there is a simultaneous establishment of a consulting relationship or continuing consulting relationship between the Participant and the Company, the Partnership or any Subsidiary. The Administrator, in its absolute discretion, shall determine the effect of all matters and questions relating to Termination of Employment, including, but not by way of limitation, the question of whether a particular leave of absence constitutes a Termination of Employment.

2.58 "***Termination of Service***" shall mean the last to occur of a Participant's Termination of Consultancy, Termination of Directorship or Termination of Employment, as applicable. A Participant shall not be deemed to have a Termination of Service merely because of a change in the capacity in which the Participant renders service to the Company, the Partnership or any Subsidiary (i.e., a Participant who is an Employee becomes a Consultant) or a change in the entity for which the Participant renders such service (i.e., an Employee of the Company becomes an Employee of the Partnership), unless following such change in capacity or service the Participant is no longer serving as an Employee, Independent Director or Consultant.

ARTICLE 3
SHARES SUBJECT TO THE PLAN

3.1 Number of Shares.

(a) Subject to Article 10 and Section 3.1(b), the aggregate number of shares of Stock which may be issued or transferred pursuant to Awards under the Plan shall be 6,000,000 shares of Stock. Other Incentive Awards which are denominated in Partnership units, shall count against the number of shares of Stock available for issuance under the Plan only to the extent that such Partnership unit is convertible into shares of Stock and on the same basis as the conversion ratio applicable to the Partnership unit.

(b) If any shares of Stock subject to an Award are forfeited or expire or such Award is settled for cash (in whole or in part), the shares of Stock subject to such Award shall, to the extent of such forfeiture, expiration or cash settlement, again be available for future grants of Awards under the Plan and shall be added back to the share limit set forth in this Section 3.1(b) in the same number of shares as were debited from the share limit in respect of the grant of such Award (as may be adjusted in accordance with Section 10.1 hereof). Notwithstanding anything to the contrary contained herein, the following shares shall not be added back to the share limit set forth in this Section 3.1(b) and will not be available for future grants of Awards: (i) shares of Stock tendered by a Participant or withheld by the Company in payment of the exercise price of an Option; (ii) shares of Stock tendered by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to an Award; (iii) shares of Stock subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the Stock Appreciation Right on exercise thereof; and (iv) shares of Stock purchased on the open market with the cash proceeds from the exercise of Options. If any shares of Restricted Stock are forfeited by a Participant or repurchased by the Company pursuant to Article 6 hereof, such shares shall again be available for the grant of an Award pursuant to the Plan. Notwithstanding the foregoing, Other Incentive Awards covering units in the Partnership shall, to the extent such Partnership units are convertible into Stock, reduce the maximum aggregate number of shares of Stock that may be issued under this Plan, on the same basis as such Partnership unit is convertible into Stock (i.e., each such unit shall be treated as an equivalent award of Stock). The payment of Dividend

Equivalents in cash in conjunction with any outstanding Awards shall not be counted against the shares of Stock available for issuance under the Plan.

(c) Substitute Awards shall not reduce the shares of Stock authorized for grant under the Plan. Additionally, in the event that a company acquired by the Company, the Partnership or any Subsidiary or with which the Company, the Partnership or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the shares of Stock authorized for grant under the Plan; *provided*, that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by or providing services to the Company, the Partnership or any Subsidiary immediately prior to such acquisition or combination.

(d) Notwithstanding the provisions of this Section 3.1, the maximum number of shares that may be issued upon the exercise of Incentive Stock Options shall equal the aggregate share number stated in Section 3.1(a), subject to adjustment as provided in Article 10, and no shares of Stock may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

3.2 Stock Distributed. Any shares of Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury Stock or Stock purchased on the open market.

3.3 Individual Limits. Awards to Covered Employees shall be subject to the limits set forth in Section 8.5(d).

ARTICLE 4
ELIGIBILITY AND PARTICIPATION

4.1 Eligibility. Each Eligible Individual shall be eligible to be granted one or more Awards pursuant to the Plan.

4.2 Participation. Subject to the provisions of the Plan, the Administrator may, from time to time, select from among all Eligible Individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award. No Eligible Individual shall have any right to be granted an Award pursuant to this Plan.

4.3 Stand-Alone and Tandem Awards. Awards granted pursuant to the Plan may, in the discretion of the Administrator, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

4.4 Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant's employment or service terminates, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

4.5 Foreign Participants. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have Eligible Individuals, or in order to comply with the requirements of any foreign securities exchange, the

Administrator, in its sole discretion, shall have the power and authority to: (a) determine which Subsidiaries shall be covered by the Plan; (b) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (c) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with applicable foreign laws or listing requirements of any such foreign securities exchange; (d) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable (any such subplans and/or modifications shall be attached to the Plan as appendices); *provided, however,* that no such subplans and/or modifications shall increase the share limitations contained in Section 3.1; and (e) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals or listing requirements of any such foreign securities exchange. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Code, the Exchange Act, the Securities Act, any other securities law or governing statute, the rules of the securities exchange or automated quotation system on which the Stock is listed, quoted or traded or any other applicable law.

ARTICLE 5
STOCK OPTIONS

5.1 General. The Administrator is authorized to grant Options to Eligible Individuals on the following terms and conditions:

(a) **Exercise Price.** The exercise price per share of Stock subject to an Option shall be determined by the Administrator and set forth in the Award Agreement; *provided* that, subject to Section 5.2(b), the exercise price for any Option shall not be less than 100% of the Fair Market Value of a share of Stock on the date the Option is granted (or, as to Incentive Stock Options, on the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code).

(b) **Time of Exercise.** The Administrator shall determine the time or times at which an Option may be exercised in whole or in part. The Administrator shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c) **Manner of Exercise.** The Administrator shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised. All or a portion of an exercisable Option shall be deemed exercised upon delivery of all of the following to the Secretary of the Company, or such other person or entity designated by the Administrator, or his, her or its office, as applicable:

(i) A written or electronic notice complying with the applicable rules established by the Administrator stating that the Option, or a portion thereof, is exercised. The notice shall be signed by the Participant or other person then entitled to exercise the Option or such portion of the Option;

(ii) Such representations and documents as the Administrator, in its sole discretion, deems necessary or advisable to effect compliance with all applicable provisions of the Securities Act and any other federal, state or foreign securities laws or regulations, the rules of any securities exchange or automated quotation system on which the shares of Stock are listed, quoted or traded or any other applicable law. The Administrator may, in its sole discretion, also take whatever additional actions it deems appropriate to effect such compliance including, without limitation, placing legends on share certificates and issuing stop-transfer notices to agents and registrars;

(iii) In the event that the Option shall be exercised pursuant to Section 9.3 by any person or persons other than the Participant, appropriate proof of the right of such person or persons to exercise the Option, as determined in the sole discretion of the Administrator; and

(iv) Full payment of the exercise price and applicable withholding taxes to the stock administrator of the Company for the shares with respect to which the Option, or portion thereof, is exercised, in a manner permitted by Sections 9.1 and 9.2.

(d) **Expiration for Non-Qualified Stock Options.** A Non-Qualified Stock Option may not be exercised to any extent by anyone after the tenth anniversary of the date it is granted, unless an earlier time is set in the Award Agreement.

5.2 Incentive Stock Options. The terms of any Incentive Stock Options granted pursuant to the Plan must comply with the conditions and limitations contained in this Section 5.2.

(a) **Eligibility.** Incentive Stock Options may be granted only to employees (as defined in accordance with Section 3401(c) of the Code) of the Company or a Company Subsidiary which constitutes a "subsidiary corporation" of the Company within the meaning of Section 424(f) of the Code or a Parent which constitutes a "parent corporation" of the Company within the meaning of Section 424(e) of the Code.

(b) **Exercise Price.** The exercise price per share of Stock shall be set by the Administrator; *provided* that subject to Section 5.2(e) the exercise price for any Incentive Stock Option shall not be less than 100% of the Fair Market Value on the date of grant.

(c) **Expiration.** Subject to Section 5.2(e), an Incentive Stock Option may not be exercised to any extent by anyone after the tenth anniversary of the date it is granted, unless an earlier time is set in the Award Agreement.

(d) **Individual Dollar Limitation.** The aggregate Fair Market Value (determined as of the time the Option is granted) of all shares of Stock with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Stock Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Stock Options.

(e) **Ten Percent Owners.** An Incentive Stock Option shall be granted to any individual who, at the date of grant, owns stock possessing more than ten percent of the total combined voting power of all classes of Stock of the Company or any "subsidiary corporation" of the Company or "parent corporation" of the Company (each within the meaning of Section 424 of the Code) only if such Option is granted at an exercise price per share that is not less than 110% of the Fair Market Value per share of the Stock on the date of grant and the Option is exercisable for no more than five years from the date of grant.

(f) **Notice of Disposition.** The Participant shall give the Company prompt notice of any disposition of shares of Stock acquired by exercise of an Incentive Stock Option within (i) two years from the date of grant of such Incentive Stock Option or (ii) one year after the transfer of such shares of Stock to the Participant.

(g) **Transferability; Right to Exercise.** An Incentive Stock Option shall not be transferable by the Participant other than by will or by the laws of descent or distribution, or pursuant to a DRO. During a Participant's lifetime, unless such Incentive Stock Option is transferred pursuant to a DRO, an Incentive Stock Option may be exercised only by the Participant.

(h) **Failure to Meet Requirements.** Any Option (or portion thereof) purported to be an Incentive Stock Option, which, for any reason, fails to meet the requirements of Section 422 of the Code shall be considered a Non-Qualified Stock Option.

5.3 Substitute Awards. Notwithstanding the foregoing provisions of this Article 5 to the contrary, in the case of an Option that is a Substitute Award, such Option shall expire on the same date as the grant assumed or substituted for by the Company and the price per share of the shares subject to such Option may be less than the Fair Market Value per share on the date of grant, *provided, however*, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate exercise price thereof does not exceed the excess of (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Administrator) of the shares of the predecessor entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate exercise price of such shares.

5.4 Substitution of Stock Appreciation Rights. The Administrator may provide in the Award Agreement evidencing the grant of an Option that the Administrator, in its sole discretion, shall have to right to substitute a Stock Appreciation Right for such Option at any time prior to or upon exercise of such Option, subject to the provisions of Section 7.2 hereof; *provided* that such Stock Appreciation Right shall be exercisable with respect to the same number of shares of Stock for which such substituted Option would have been exercisable and such Stock Appreciation Right shall expire on the same date as such substituted Option.

ARTICLE 6
RESTRICTED STOCK AWARDS

6.1 Grant of Restricted Stock. The Administrator is authorized to make Awards of Restricted Stock to any Eligible Individual selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator. The Administrator shall determine the mechanism for the transfer of the Restricted Stock and payment therefor in the case of Awards to Partnership Employees or Partnership Consultants, and any forfeiture or repurchase of such Restricted Stock pursuant to Section 6.3.

6.2 Issuance and Restrictions. Restricted Stock shall be subject to such repurchase restrictions, forfeiture restrictions, restrictions on transferability and other restrictions as the Administrator may impose (including, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Administrator determines at the time of the grant of the Award or thereafter.

6.3 Repurchase or Forfeiture. Except as otherwise determined by the Administrator at the time of the grant of the Award or thereafter, upon Termination of Service during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited or subject to repurchase by the Company (or its assignee) under such terms as the Administrator shall determine; *provided, however*, that the Administrator may (a) provide in any Award Agreement that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of a Participant's Termination of Service under certain circumstances, and (b) in other cases waive in whole or in part restrictions or forfeiture conditions relating to Restricted Stock.

6.4 Certificates for Restricted Stock. Restricted Stock granted pursuant to the Plan may be evidenced in such manner as the Administrator shall determine. If certificates representing shares of Restricted Stock are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse or the Award Agreement may provide that the shares shall be held in escrow by an escrow agent designated by the Company.

ARTICLE 7
STOCK APPRECIATION RIGHTS

7.1 Grant of Stock Appreciation Rights. A Stock Appreciation Right may be granted to any Eligible Individual selected by the Administrator. A Stock Appreciation Right shall be subject to such terms and conditions not inconsistent with the Plan as the Administrator shall impose and shall be evidenced by an Award Agreement (including, without limitation, in the case of Awards to Partnership Employees or Partnership Consultants, the mechanism for the transfer of rights under such Awards).

7.2 Stock Appreciation Rights.

(a) A Stock Appreciation Right shall have a term set by the Administrator, which shall not be more than ten years from the date it is granted. A Stock Appreciation Right shall be exercisable in such installments as the Administrator may determine. A Stock Appreciation Right shall cover such number of shares of Stock as the Administrator may determine. The exercise price per share of Stock subject to each Stock Appreciation Right shall be set by the Administrator, but shall be not less than 100% of the Fair Market Value on the date of grant; *provided, however*, that the Administrator in its sole and absolute discretion may provide that the Stock Appreciation Right may be exercised subsequent to a Termination of Service or following a Change in Control of the Company, or because of the Participant's retirement, death or Disability, or otherwise.

(b) A Stock Appreciation Right shall entitle the Participant (or other person entitled to exercise the Stock Appreciation Right pursuant to the Plan) to exercise all or a specified portion of the Stock Appreciation Right (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying (i) the amount (if any) by which the Fair Market Value of a share of Stock on the date of exercise of the Stock Appreciation Right exceeds the exercise price per share of the Stock Appreciation Right, by (ii) the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised, subject to any limitations the Administrator may impose.

7.3 Payment and Limitations on Exercise.

(a) Payment of the amounts determined under Section 7.2(b) above shall be in cash, in Stock (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised) or a combination of both, as determined by the Administrator.

(b) To the extent any payment under Section 7.2(b) is effected in Stock it shall be made subject to satisfaction of all provisions of Article 5 above pertaining to Options.

ARTICLE 8
OTHER TYPES OF AWARDS

8.1 Dividend Equivalents.

(a) Any Eligible Individual selected by the Administrator may be granted Dividend Equivalents based on the dividends on the shares of Stock that are subject to any Award, to be credited as of dividend payment dates, during the period between the date the Award is granted and the date the Award is exercised, vests or expires, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional shares of Stock by such formula and at such time and subject to such limitations as may be determined by the Administrator. The Administrator shall specify the mechanism for the transfer of Stock pursuant to a Dividend Equivalent Award in the case of Awards to Partnership Employees or Partnership Consultants.

(b) Dividend Equivalents with respect to an Award with performance-based vesting that are based on dividends paid prior to the vesting of such Award shall only be paid out to the Participant to the extent that the performance-based vesting conditions are subsequently satisfied and the Award vests.

(c) Notwithstanding the foregoing, no Dividend Equivalents shall be payable with respect to Options or Stock Appreciation Rights.

8.2 Stock Payments. Any Eligible Individual selected by the Administrator may receive Stock Payments in the manner determined from time to time by the Administrator. The number of shares of Stock or the number of options or other rights to purchase shares of Stock subject to a Stock Payment shall be determined by the Administrator and may be based upon the attainment of Performance Goals that are established by the Administrator and relate to one or more of the Performance Criteria or other specific performance goals determined appropriate by the Administrator. The Administrator shall specify the mechanism for the transfer of the Stock pursuant to a Stock Payment Award and payment therefor, if applicable, in the case of Awards to Partnership Employees or Partnership Consultants.

8.3 Restricted Stock Units. The Administrator is authorized to make Awards of Restricted Stock Units to any Eligible Individual selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator. At the time of grant, the Administrator shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. At the time of grant, the Administrator shall specify the maturity date applicable to each grant of Restricted Stock Units which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the Eligible Individual to whom the Award is granted. On the maturity date, the Company shall, subject to Section 9.4(b), transfer to the Participant one unrestricted, fully transferable share of Stock for each Restricted Stock Unit that is vested and scheduled to be distributed on such date and not previously forfeited. The Administrator shall specify the purchase price, if any, to be paid by the Participant to the Company for such shares of Stock.

8.4 Other Incentive Awards. Any Eligible Individual selected by the Administrator may be granted one or more Awards that provide Participants with cash or shares of Stock or the right to purchase shares of Stock or that have a value derived from the value of, or an exercise or conversion privilege at a price related to, or that are otherwise payable in shares of Stock and which may be linked to the attainment of Performance Goals that are established by the Administrator and relate to one or more of the Performance Criteria or other specific performance goals determined appropriate by the Administrator, in each case on a specified date or dates or over any period or periods determined by the Administrator. In making such determinations, the Administrator shall consider (among such other factors as it deems relevant in light of the specific type of Award) the contributions, responsibilities and other compensation of the particular Participant. The Administrator shall specify the mechanism for the transfer of the cash, Stock or other equity interests pursuant to Other Incentive Awards and payment therefor, if applicable, in the case of Awards to Partnership Employees or Partnership Consultants.

8.5 Section 162(m) Provisions. Notwithstanding any other provision of the Plan to the contrary, if the Administrator determines, at the time Awards are granted to a Participant who is, or is likely to be as of the end of the tax year in which the Company, the Partnership or a Subsidiary would claim a tax deduction in connection with such Award, a Covered Employee, then the Administrator may provide that the Award is intended to qualify as "performance-based compensation" under Section 162(m) of the Code, in which case this Section 8.5 shall be applicable to such Award.

(a) If an Award is subject to this Section 8.5, then the lapsing of restrictions thereon and the distribution of cash, Shares or other property pursuant thereto, as applicable, shall be subject to the achievement of one or more Performance Goals, which shall be based on the attainment of specified levels of one or any combination of Performance Criteria. Such Performance Goals shall be set in writing by the Administrator within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m) of the Code, or any successor provision thereto, and the regulations thereunder.

(b) The Administrator may provide in any such Award that any evaluation of performance may include or exclude any of the following events that occurs during a Performance Period: (i) asset write-downs, (ii) litigation or claim judgments or settlements, (iii) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results, (iv) any reorganization and restructuring programs, (v) extraordinary or nonrecurring items as described in Accounting Standards Codification 225-20 and/or in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in the Company's annual report to stockholders for the applicable year, (vi) acquisitions or divestitures, (vii) foreign exchange gains and losses, and (viii) gains and losses on asset sales. To the extent such inclusions or exclusions affect Awards to Covered Employees, they shall be based on objectively determinable formulas established in a matter that satisfies the requirements for "performance-based compensation" within the meaning of Section 162(m)(4)(C) of the Code, or any successor provision thereto.

(c) Following the completion of each Performance Period, and prior to payment of any Award subject to this Section 8.5, the Administrator shall certify in writing whether and the extent to which the applicable Performance Goals have been achieved for such Performance Period. Notwithstanding any provision of the Plan other than Article 10, with respect to any Award that is subject to this Section 8.5, the Administrator may adjust downwards, but not upwards, the amount payable pursuant to such Award, and the Administrator may not waive the achievement of the applicable Performance Goals except in the case of the death or disability of the Covered Employee.

(d) Subject to adjustment from time to time as provided in Article 10, no Covered Employee may be granted Awards subject to this Section 8.5 in any calendar year period with respect to more than 500,000 Shares, except that the Company may make additional one-time grants of such Awards for up to 250,000 Shares to newly hired or newly promoted individuals, and the maximum dollar value payable with respect to Awards payable in cash subject to this Section 8.5 granted to any Covered Employee in any one calendar year is $5,000,000; provided, however, that in the event a Performance Period for an Award is longer than one year, the limits set forth in this Section 8.5(d) shall be multiplied by a factor equal to the number of whole and partial years in the Performance Period.

(e) The Administrator shall have the power to impose such other restrictions on Awards subject to this Section 8.5 as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for qualification as "performance-based compensation" within the meaning of Section 162(m)(4)(C) of the Code, or any successor provision thereto.

8.6 Term. Except as otherwise provided herein, the term of any Award of Dividend Equivalents, Stock Payments, Restricted Stock Units or Other Incentive Award shall be set by the Administrator in its discretion.

8.7 Exercise or Purchase Price. The Administrator may establish the exercise or purchase price, if any, of any Award of any Stock Payments, Restricted Stock Units or Other Incentive Awards; *provided, however*, that such price shall not be less than the par value of a share of Stock on the date of grant, unless otherwise permitted by applicable state law.

ARTICLE 9
PROVISIONS APPLICABLE TO AWARDS

9.1 Payment. The Administrator shall determine the methods by which payments by any Participant with respect to any Awards granted under the Plan shall be made, including, without limitation: (a) cash or check, (b) shares of Stock (including, in the case of payment of the exercise price of an Award, shares of Stock issuable pursuant to the exercise of the Award) or shares of Stock held for such period of time as may be required by the Administrator in order to avoid adverse accounting consequences, in each case, having a Fair Market Value on the date of delivery equal to the aggregate payments required, (c) delivery of a written or electronic notice that the Participant has placed a market sell order with a broker with respect to shares of Stock then issuable upon exercise or vesting of an Award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required; *provided*, that payment of such proceeds is then made to the Company upon settlement of such sale, or (d) other form of legal consideration acceptable to the Administrator. The Administrator shall also determine the methods by which shares of Stock shall be delivered or deemed to be delivered to Participants. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

9.2 Tax Withholding. The Company, the Partnership or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, the Partnership or such Subsidiary an amount sufficient to satisfy federal, state, local and foreign taxes (including the Participant's employment tax obligations) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Administrator may in its discretion and in satisfaction of the foregoing requirement elect to have the Company, the Partnership or any Subsidiary, as applicable, withhold shares of Stock otherwise issuable under an Award (or allow the return of shares of Stock) having a Fair Market Value equal to the sums required to be withheld (or allow the Participant to make such an election). Notwithstanding any other provision of the Plan, the number of shares of Stock which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award within six months (or such other period as may be determined by the Administrator) after such shares of Stock were acquired by the Participant) in order to satisfy the Participant's federal, state, local and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall be limited to the number of shares of Stock which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income. The Administrator shall determine the fair market value of the Stock, consistent with applicable provisions of the Code, for tax withholding obligations due in connection with a broker-assisted cashless Option or Stock Appreciation Right exercise involving the sale of shares of Stock to pay the exercise price or any tax withholding obligation.

9.3 Transferability of Awards.

(a) Except as otherwise provided in Section 9.3(b):

(i) No Award under the Plan may be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a DRO, unless and until such Award has been exercised, or the shares underlying such Award have been issued, and all restrictions applicable to such shares have lapsed;

(ii) No Award or interest or right therein shall be liable for the debts, contracts or engagements of the Participant or his successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, hypothecation, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect, except to the extent that such disposition is permitted by the preceding sentence; and

(iii) During the lifetime of the Participant, only the Participant may exercise an Award (or any portion thereof) granted to him under the Plan, unless it has been disposed of pursuant to a DRO; after the death of the Participant, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Award Agreement, be exercised by his personal representative or by any person empowered to do so under the deceased Participant's will or under the then applicable laws of descent and distribution.

(b) Notwithstanding Section 9.3(a), the Administrator, in its sole discretion, may determine to permit a Participant to transfer an Award other than an Incentive Stock Option to any one or more Permitted Transferees, subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than by will or the laws of descent and distribution; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Participant (other than the ability to further transfer the Award); and (iii) the Participant and the Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under applicable federal, state and foreign securities laws and (C) evidence the transfer.

9.4 Stock Certificates; Book Entry Procedures.

(a) Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing shares of Stock pursuant to the exercise of any Award, unless and until the Board has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed or traded. All Stock certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state, or foreign jurisdiction, securities or other laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Administrator may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Board may require that a Participant make such reasonable covenants, agreements, and representations as the Board, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(b) Notwithstanding any other provision of the Plan, unless otherwise determined by the Administrator or required by any applicable law, rule or regulation, the Company shall not deliver to any Participant certificates evidencing shares of Stock issued in connection with any Award and instead such shares of Stock shall be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

9.5 Paperless Administration. In the event that the Company establishes for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Participant may be permitted through the use of such an automated system.

9.6 Beneficiaries. Notwithstanding Section 9.3(a), a Participant may, in the manner determined by the Administrator, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and the Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Administrator. If the Participant is married and resides in a community property state, a designation of a person other than the Participant's spouse as his or her beneficiary with respect to more than 50% of the Participant's interest in the Award shall not be effective without the prior written or electronic consent of the Participant's spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Administrator prior to the Participant's death.

9.7 Transfer of Shares to a Partnership Employee or Partnership Consultant. As soon as practicable after the Company issues shares of Stock with respect to which an Award (which was issued to and is held by a Partnership Employee or Partnership Consultant in such capacity), then, with respect to each such Award:

(a) The Company shall sell to the Partnership the number of shares equal to the number of shares deliverable with respect to such Award. The price to be paid by the Partnership to the Company for such shares shall be an amount equal to the product of (x) the number of shares multiplied by (y) the Fair Market Value of a share of Stock at the time of exercise or delivery less the amount paid by the Participant for such shares, if anything, pursuant to Section 9.1; and

(b) The Company shall contribute to the Partnership an amount of cash equal to the sum of the amount paid by the Participant, if any, for such shares of Stock, and the amount paid by the Partnership under Section 9.7(a) and the Partnership shall issue an additional interest in the Partnership on the terms set forth in the Partnership Agreement.

9.8 Allocation of Payment. Notwithstanding the foregoing, to the extent that a Participant provides services to more than one of the Company, the Partnership, or any Subsidiary, the Company may, in its discretion, allocate the payment or issuance of shares of Stock with respect to any Awards exercised by or otherwise delivered to such Participant or (and the services performed by the Participant) among such entities for purposes of the provisions of Section 9.7 in order to ensure that the relationship between the Company and the Partnership or such Subsidiary remains at arms-length.

9.9 Forfeiture Provisions. Pursuant to its general authority to determine the terms and conditions applicable to Awards under the Plan, the Administrator shall have the right to provide, in the terms of Awards made under the Plan, or to require a Participant to agree by separate written or electronic instrument, that: (a)(i) any proceeds, gains or other economic benefit actually or constructively received by the Participant upon any receipt or exercise of the Award, or upon the receipt or resale of any shares of Stock underlying the Award, must be paid to the Company, and (ii) the Award shall terminate and any unexercised portion of the Award (whether or not vested) shall be forfeited, if (b)(i) a Termination of Service occurs prior to a specified date, or within a specified time period following receipt or exercise of the Award, or (ii) the Participant at any time, or during a specified time period, engages in any activity in competition with the Company, or which is inimical, contrary or harmful to the interests of the Company, as further defined by the Administrator or (iii) the Participant incurs a Termination of Service for Misconduct.

ARTICLE 10
CHANGES IN CAPITAL STRUCTURE

10.1 Adjustments.

(a) In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, distribution of Company assets to stockholders (other than normal cash dividends), or any other corporate event affecting the Stock or the share price of the Stock other than an Equity Restructuring, the Administrator shall make proportionate adjustments to reflect such changes with respect to (i) the aggregate number and type of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1); (ii) the number and kind of shares of Stock (or other securities or property) subject to outstanding Awards; (iii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (iv) the grant or exercise price per share for any outstanding Awards under the Plan. The determination by the Administrator as to the terms of any of the foregoing adjustments shall be conclusive and binding.

(b) In the event of any transaction or event described in Section 10.1(a) or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate (including without limitation any Change in Control), or of changes in applicable laws, regulations or accounting principles, the Administrator, in its sole discretion and on such terms and conditions as it deems appropriate, either by amendment of the terms of any outstanding Awards or by action taken prior to the occurrence of such transaction or event, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(i) To provide for either (A) termination of any such Award in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been received upon the exercise of such Award or realization of the Participant's rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 10.1(b) the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment) or (B) the replacement of such Award with other rights or property selected by the Administrator in its sole discretion;

(ii) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(iii) To make adjustments in the number and type of shares of Stock (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Restricted Stock or Restricted Stock Unit Awards and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding options, rights and awards and options, rights and awards which may be granted in the future;

(iv) To provide that such Award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Award Agreement; and

(v) To provide that the Award cannot vest, be exercised or become payable after such event.

(c) In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 10.1(a) and 10.1(b):

(i) The number and type of securities subject to each outstanding Award and the exercise price or grant price thereof, if applicable, will be proportionately adjusted. The adjustments provided under this Section 10.1(c)(i) shall be nondiscretionary and shall be final and binding on the affected Participant and the Company.

(ii) The Administrator shall make such proportionate adjustments, if any, as the Administrator in its discretion may deem appropriate to reflect such Equity Restructuring with respect to the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1).

10.2 Acceleration Upon a Change in Control. Notwithstanding Section 10.1, and except as may otherwise be provided in any applicable Award Agreement or other written agreement entered into between the Company, a Parent, a Subsidiary, or other Company affiliate and a Participant, if a Change in Control occurs (a) and a Participant's Awards (other than Performance-Based Awards) are not continued, converted, assumed, or replaced by (i) the Company or a Parent or Subsidiary of the Company, or (ii) a Successor Entity, then immediately prior to the Change in Control such Awards shall become fully exercisable and/or payable, as applicable, and all forfeiture, repurchase and other restrictions on such Awards shall lapse and (b) all Performance-Based Awards earned and outstanding as of the date the Change in Control is determined to have occurred and for which the payout level has been determined shall be payable in full or in part, as applicable, in accordance with the payout schedule applicable to such Awards and any remaining outstanding Performance-Based Awards for which the payout level has not been determined shall be prorated at the target payout level up to and including the date of such Change in Control and shall be payable in accordance with the payout schedule applicable to such Awards (any existing deferrals or other restrictions not waived by the Administrator in its sole discretion shall remain in effect). Upon, or in anticipation of, a Change in Control, the Administrator may cause any and all Awards outstanding hereunder to terminate at a specific time in the future, including but not limited to the date of such Change in Control, and shall give each Participant the right to exercise such Awards during a period of time as the Administrator, in its sole and absolute discretion, shall determine.

10.3 No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Administrator under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to an Award or the grant or exercise price of any Award.

10.4 Restrictions on Exercise. In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Stock or the share price of the Stock including any Equity Restructuring, for reasons of administrative convenience, the Company in its sole discretion may refuse to permit the exercise of any Award during a period of 30 days prior to the consummation of any such transaction.

ARTICLE 11
ADMINISTRATION

11.1 Administrator. Unless and until the Board delegates administration of the Plan to a Committee as set forth below, the Plan shall be administered by the full Board. The term "***Administrator***" as used in this Plan shall apply to any person or persons who at the time have the authority to administer the Plan. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise, subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Notwithstanding the foregoing, however, from and after the Public Trading Date, a Committee of the Board shall administer the Plan and such committee shall consist solely of two or more members of the Board each of whom is a Non-Employee Director and an Outside Director; *provided* that any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 11.1 or otherwise provided in any charter of the Committee. Notwithstanding the foregoing: (a) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to all Awards granted to Independent Directors and for purposes of such Awards the term "***Administrator***" as used in this Plan shall be deemed to refer to the Board and (b) the Board or the Committee may delegate its authority hereunder to the extent permitted by Section 11.5. In addition, in its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan except with respect to matters which, following the Public Trading Date, are required to be determined in the sole discretion of the Committee under Rule 16b-3 of the Exchange Act, or any regulations or rules issued thereunder. Except as may otherwise be provided in any charter of the Committee, appointment of Committee members shall be effective upon acceptance of appointment; Committee members may resign at any time by delivering written notice to the Board; and vacancies in the Committee may only be filled by the Board.

11.2 Action by the Administrator. Unless otherwise established by the Board or in any charter of the Company or the Committee, a majority of the Administrator shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by a majority of the Administrator in lieu of a meeting, shall be deemed the acts of the Administrator. Each member of the Administrator is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or of any Parent or Subsidiary, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company or any Parent or Subsidiary to assist in the administration of the Plan.

11.3 Authority of Administrator. Subject to any specific designation in the Plan, the Administrator has the exclusive power, authority and discretion to:

(a) Designate Participants to receive Awards;

(b) Determine the type or types of Awards to be granted to each Participant;

(c) Determine the number of Awards to be granted and the number of shares of Stock to which an Award will relate;

(d) Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any reload provision, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines;

(e) Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Stock, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f) Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g) Decide all other matters that must be determined in connection with an Award;

(h) Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i) Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

(j) Make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan.

11.4 Decisions Binding. The Administrator's interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement, and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all parties.

11.5 Delegation of Authority. To the extent permitted by applicable law, the Board or the Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards to Participants other than (a) Employees who are subject to Section 16 of the Exchange Act, (b) Covered Employees with respect to Awards subject to Section 8.5, or (c) officers of the Company (or Directors) to whom authority to grant or amend Awards has been delegated hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Board or the Committee specifies at the time of such delegation, and the Board or the Committee may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 11.5 shall serve in such capacity at the pleasure of the Board or the Committee.

ARTICLE 12
EFFECTIVE AND EXPIRATION DATE

12.1 Effective Date. The Plan is effective as of the day prior to the Public Trading Date (the "***Effective Date***").

12.2 Expiration Date. The Plan will expire on, and no Award may be granted pursuant to the Plan after, the tenth anniversary of the date of the Board's initial adoption of the Plan (the "***Expiration Date***"). Any Awards that are outstanding on the Expiration Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

12.3 Approval of Plan by Stockholders. The Plan will be submitted for the approval of the Company's stockholders within twelve (12) months after the date of the Board's initial adoption of the Plan. Awards may be granted or awarded prior to such stockholder approval; *provided* that such Awards shall not be exercisable nor shall such Awards vest prior to the time when the Plan is approved by the stockholders; and, *provided*, *further*, that if such approval has not been obtained at the end of said twelve-month period, all Awards previously granted or awarded under the Plan shall thereupon be canceled and become null and void.

ARTICLE 13
AMENDMENT, MODIFICATION, AND TERMINATION

13.1 Amendment, Modification, And Termination. With the approval of the Board, at any time and from time to time, the Board may terminate, amend or modify the Plan; *provided, however,* that (a) to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, the Company shall obtain stockholder approval of any Plan amendment in such a manner and to such a degree as required, and (b) stockholder approval shall be required for any amendment to the Plan that increases the number of shares of Stock available under the Plan.

13.2 Awards Previously Granted. No termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

13.3 Prohibition on Repricing. Notwithstanding Section 13.1, and subject to Section 10.1 hereof, the Administrator shall not, without the approval of the stockholders of the Company, (a) authorize the amendment of any outstanding Option or Stock Appreciation Right to reduce its price per share, (b) cancel any Option or Stock Appreciation Right in exchange for cash or another Award when the Option or Stock Appreciation Right price per share exceeds the Fair Market Value of the underlying shares of Stock, or (c) take any other action that is treated as a repricing under Applicable Accounting Standards. Subject to Section 10.1 hereof, the Administrator shall have the authority, without the approval of the stockholders of the Company, to amend any outstanding award to increase the price per share or to cancel and replace an Award with the grant of an Award having a price per share that is greater than or equal to the price per share of the original Award. This provision shall

ARTICLE 14
GENERAL PROVISIONS

14.1 No Rights to Awards. No Eligible Individual or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Administrator is obligated to treat Eligible Individuals, Participants or any other persons uniformly.

14.2 No Stockholders Rights. Except as otherwise provided herein, a Participant shall have none of the rights of a stockholder with respect to shares of Stock covered by any Award until the Participant becomes the record owner of such shares of Stock.

14.3 No Right to Employment or Services. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company, the Partnership or any Subsidiary to terminate any Participant's employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company, the Partnership or any Subsidiary.

14.4 Unfunded Status of Awards. The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company, the Partnership or any Subsidiary.

14.5 Indemnification. To the extent allowable pursuant to applicable law, each member of the Administrator or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; *provided* he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

14.6 Relationship to other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company, the Partnership or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

14.7 Expenses. The expenses of administering the Plan shall be borne by the Company, the Partnership and their Subsidiaries.

14.8 Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

14.9 Fractional Shares. No fractional shares of Stock shall be issued and the Administrator shall determine, in its discretion, whether cash shall be given in lieu of fractional shares of Stock or whether such fractional shares of Stock shall be eliminated by rounding up or down as appropriate.

14.10 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

14.11 Government and Other Regulations. The obligation of the Company or the Partnership to make payment of awards in Stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by government agencies as may be required.

Neither the Company nor the Partnership shall be under an obligation to register pursuant to the Securities Act any of the shares of Stock or Partnership units paid pursuant to the Plan. If the shares of Stock or Partnership units paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act, the Company or the Partnership, as appropriate, may restrict the transfer of such shares of Stock or units in such manner as it deems advisable to ensure the availability of any such exemption.

14.12 Section 409A. To the extent that the Administrator determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the adoption of the Plan. Notwithstanding any provision of the Plan to the contrary, in the event that following the adoption of the Plan the Administrator determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the adoption of the Plan), the Administrator may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance. Notwithstanding any provision in the Plan to the contrary, the time of payment with respect to any Award that is subject to Section 409A of the Code shall not be accelerated, except as permitted under Treasury Regulation Section 1.409A-3(j)(4).

14.13 Governing Law. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the conflicts of law principles thereof.

14.14 Restrictions on Awards. This Plan shall be interpreted and construed in a manner consistent with the Company's status as a REIT. No Award shall be granted or awarded, and with respect to an Award already granted under the Plan, such Award shall not become vested or exercisable:

(a) to the extent such Award or exercise could cause the Participant to be in violation of the Ownership Limit (as defined in the Company's Articles of Incorporation, as amended from time to time); or

(b) if, in the discretion of the Administrator, such Award or exercise could impair the Company's status as a REIT.

14.15 Conflicts with Company's Articles of Incorporation. Notwithstanding any other provision of the Plan, no Participant shall acquire or have any right to acquire any Stock, and shall not have any other rights under the Plan, which are prohibited under the Company's Articles of Incorporation, as amended from time to time.

14.16 Grant of Awards to Certain Employees or Consultants. The Company and the Partnership or any Subsidiary may provide through the establishment of a formal written policy or otherwise for the method by which shares of Stock and/or payment therefor may be exchanged or contributed between the Company and such other party, or may be returned to the Company upon any forfeiture or repurchase of Stock by the Participant, for the purpose of ensuring that the relationship between the Company and the Partnership or such Subsidiary remains at arm's length.

14.17 Section 83(b) Election. No Participant may make an election under Section 83(b) of the Code with respect to any Award under the Plan without the consent of the Company, which the Company may grant or withhold in its sole discretion. If, with the consent of the Company, a Participant makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which the Participant would otherwise be taxable under Section 83(a) of the Code, the Participant shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service.

14.18 Clawback. To the extent required by applicable law or any applicable securities exchange listing standards, Awards and amounts paid or payable pursuant to or with respect to Awards shall be subject to clawback as determined by the Administrator, which clawback may include forfeiture, repurchase and/or recoupment of Awards and amounts paid or payable pursuant to or with respect to Awards.



Fellow Shareholders,

CoreSite's mission is to accelerate our customers' growth and performance by delivering network-dense, cloud-enabled data center solutions and a premium customer experience to interconnected communities. In 2012, we moved purposefully forward in executing upon our mission. We recorded another year of profitable, sustainable growth, driven by our increasingly robust capabilities to provide our customers with valuable communities, connectivity and capacity. We entered new markets, refined our go-to market platform, expanded our team of employees and partners, and grew our customer base, all of which increased the value of the CoreSite Mesh.

In last year's update, we discussed the four key ingredients of our company—properties, people, capital and market opportunity. We would like to update you on our efforts within each area in 2012 and offer insight into how we plan to leverage these aspects of the company to continue to create value for our customers and our shareholders in 2013 and beyond.

- *Properties.* In 2012, we meaningfully advanced our efforts to expand and refine our datacenter portfolio. We invested over $88 million expanding our data center platform, including our entry into the Denver market with the acquisition of Comfluent, the market's leading network-dense colocation operator. Supported by our capital expansions, we grew our platform to include over 275 network service providers, 750 customers and 15,000 cross connections.
- *People.* Over the year, we made significant additions to our management team. Key among last year's hires include Jarrett Appleby, COO; Chris Ancell, SVP of Sales and Sales Engineering; Veena Bricker, VP of Human Capital, and five additional VPs across our Marketing, Sales and IT functions. During the year, we also reoriented our sales and marketing teams around customer verticals. We ended the year approximately 85% staffed in our new model and producing early successes in the cloud and network-and-mobility verticals.
- *Capital.* By expanding our capital base in 2012, we increased liquidity for current and planned capital projects. Via our issuance of $115 million in preferred equity, we replaced short-term, variable-rate debt with permanent capital at an attractive cost. Additionally, in January 2013, we expanded the capacity of our credit facility by an incremental $130 million, reduced the interest rate spread, converted to an unsecured structure, and extended the term. In addition to providing capital to fund growth, these steps serve as important milestones as we work to reduce our cost of capital and accelerate our ability to achieve an investment-grade rating.
- *Market Opportunity.* In 2012, a broad set of metrics underscored the strength of our business model and market opportunity. We believe that in 2012 we recorded a growth rate in installed fiber cross connections at the top of our industry in North America. We also posted record sales volume and we believe that we recorded the strongest year in our history in terms of signing valuable anchor applications and augmenting our foundation for future profitable growth. As we look ahead at 2013, many industry analysts reinforce the attractiveness of our market opportunity. Gartner, a leading example, recently forecasted data center outsourcing increasing from 20% in 2012 to nearly 35% in 2016. Gartner also predicted that over 70% of server workloads will be virtualized during that time period, with new enterprise workloads deployed in multi-tenant data centers nearly doubling by 2015. We believe that our strong reputation in supporting customer communities and enabling high-performance applications that rely upon network access and compute-as-a-service positions us to capture valuable market share.

We were pleased that our efforts over the past year translated to strong growth in financial results. Specifically, in 2012, we increased revenue by 19.7%, Adjusted EBITDA by 36%, and FFO by 26.5% over 2011. Further, we recorded a 69% flow-through margin to Adjusted EBITDA in 2012, realizing increasing operating leverage while investing meaningfully for future growth.

In 2012, we believe we took important additional steps to position our company to accelerate our growth and increase our returns on capital. That said, the books are closed on 2012 and we are focused upon the road ahead. To that end, we are privileged to have before us meaningful and valuable work to do. In 2013, we will continue to complete the hiring of our sales and marketing teams and execute upon our two-year plan to upgrade our IT systems. In early 2013, we also created our Organizational Excellence team, led by VP Jeff Dorr. This team will leverage off of leading process improvement tools and methodologies to further improve our already outstanding customer service and support our goal of executing with world-class internal capabilities.

Beyond our organizational goals for 2013, we anticipate our most meaningful year of capital deployment since we became a public company. We expect to invest between $200 and $225 million in expansion capital, driven by three key projects to commence during the year—1) an expansion to our highly successful facility in Reston, Virginia, 2) a pre-leased build-to-suit project on our Santa Clara campus, and 3) the construction of our flagship New York-area facility in Secaucus, New Jersey. These three projects represent over 550,000 gross square feet of state-of-the-art data centers in North America's top three data center markets, providing the platform for continued growth of our company.

Our focus in 2013 will remain upon further differentiating the communities, connectivity and capacity we offer. We strengthened the CoreSite Mesh by enlarging and organizing our teams to increase our penetration into key customer verticals and accelerate sales to targeted applications and customers. Our goal is to increase the volume of sales that is predictable, enhance visibility into revenue growth, and drive an increasingly valuable product mix including interconnection products and value-add power solutions. Finally, we remain intensely focused upon delivering a best-in-class customer experience by simplifying customer engagement, executing with industry-leading cycle time, and ensuring excellent quality and reliability.

With 2012 behind us, we are thankful for what we have been able to accomplish. We entered 2013 with a world-class team, a broad and differentiated platform of assets in network-dense locations, the organizational alignment to execute upon our vertical go-to-market strategy, and product offerings well-suited to meet the demands of performance-sensitive applications. Looking ahead, we are heartened by our further opportunity to do much good work alongside many good people. We appreciate the trust our customers place in us, the hard work and unsurpassed commitment of our colleagues, and the continued support of our shareholders. We will continue to work hard to serve all of our stakeholders and deliver strong returns to our investors.

Sincerely,



Tom Ray, President and CEO
CoreSite Realty Corporation